A WORLD OF HUGS

2007 ANNUAL REPORT



BUILD-A-BEAR WORKSHOP.
WHERE BEST FRIENDS ARE MADE®

FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share and per gross square foot data

Fiscal year[1]	**2007**	2006	2005
Revenues:			
Net retail sales	**$ 468,168**	$ 432,572	$ 358,901
Franchise fees	**$ 3,577**	$ 3,521	$ 1,976
Licensing revenue	**$ 2,616**	$ 979	$ 932
Total revenues	**$ 474,361**	$ 437,072	$ 361,809
Net income	**$ 22,509**	$ 29,490	$ 27,314
Earnings per common share:			
Basic	**$ 1.11**	$ 1.46	$ 1.38
Diluted	**$ 1.10**	$ 1.44	$ 1.35
Other financial and store data:[2]			
Gross margin (dollars)[3]	**$ 209,090**	$ 205,063	$ 178,528
Gross margin (percent)[3]	**44.7%**	47.4%	49.7%
Number of company-owned stores at end of period	**321**	271	200
Average net retail sales per store	**$ 1,576**	$ 1,761	$ 1,864
Net retail sales per gross square foot	**$ 516**	$ 573	$ 615

(1) Our fiscal year consists of 52 or 53 weeks; it ends on the Saturday nearest Dec. 31 in each year. Fiscal years 2007, 2006 and 2005 were 52 weeks each.

(2) For descriptions of this financial and store data, please see the fiscal 2007 annual report on Form 10-K.

(3) Gross margin represents net retail sales less cost of merchandise sold. Gross margin percentage represents gross margin divided by net retail sales.

COMPANY PROFILE

Founded in 1997 in St. Louis, Build-A-Bear Workshop, Inc., is the leading and only global company that offers an interactive make-your-own stuffed animal retail-entertainment experience. The company or its franchisees currently operate more than 370 Build-A-Bear Workshop stores worldwide, including company-owned stores in the United States, Puerto Rico, Canada, the United Kingdom, Ireland, and France, and franchise stores in Europe, Asia, Australia and Africa. In December 2007, Build-A-Bear Workshop extended its in-store interactive experience online with the launch of its virtual world at buildabearville.com.™

Build-A-Bear Workshop (NYSE: BBW) posted total revenue of $474 million in fiscal 2007. For more information, call 888.560.BEAR (2327) or visit the company's award-winning Web sites at www.buildabear.com and www.friends2Bmade.com.



TOTAL REVENUE

(dollars in millions)


106.6
169.1
213.7
301.7
361.8
437.1
474.4
01
02
03
04
05
06
07

NUMBER OF COMPANY-OWNED STORES

(at end of period)


71
108
150
170
200
271
321
01
02
03
04
05
06
07

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

Build-A-Bear Workshop® is a company with heart — starting with our Guests and their furry friends, who are at the heart of everything we do. That special relationship was clear as we celebrated our 10th birthday together in 2007. The past year was challenging for our company and as we move into 2008, we face an economic environment that is difficult industrywide, but especially for companies that offer highly discretionary retail products like our own. However, we are approaching our future with confidence and optimism.

In 2007, we delivered our 10th consecutive year of total revenue growth. Although our net income declined in 2007, we see continuing strength in our store economic model and our core Build-A-Bear Workshop brand as well as our ongoing investment in infrastructure and brand-building initiatives. In 2008, we will execute strategic plans for attracting new Guests and retaining existing Guests to improve our comparable-store sales performance and we will continue to focus on delivering a "wow" experience for each and every Guest who comes into a store or in contact with our brand. In addition, we intend to repurchase up to $50 million of our common stock under an expanded share repurchase authorization.

Despite the challenges of 2007, we made several brand and operational advancements that are important to our long-term strategy, which will position us to maximize our growth opportunities when the business climate improves.

- Our European operations had strong growth in sales and delivered operating income of $700,000 in 2007, compared with a loss of $1.5 million in 2006. In addition to our company-owned stores in the United Kingdom and Ireland, we opened our first three stores in France.

- Building on our strategy of taking our brand wherever families go to have fun, we launched an updated interactive Web site, buildabearville.com™. Our investment in Build-A-Bearville™ recognizes the powerful emerging trend of kids' interactive play online. Over 2 million online characters were created in Build-A-Bearville within its first three months of going live.

- We now have more than 5 million members in our Stuff Fur Stuff® club loyalty program, which is our key Guest retention program and communication platform. We expanded the program to Canada in late 2007 and plan to extend it to the United Kingdom in the second half of 2008.

- We continue to leverage our company-owned distribution center near Columbus, Ohio. We moved our Web fulfillment operations into the facility in the spring of 2007. We also modified our distribution methods and store delivery systems to maximize a centralized inventory and to enhance supply chain visibility.

- Our international franchisees ended the year with 53 stores in 15 countries. We also signed one new franchise agreement covering five additional countries, positioning us for further international growth.



THE HEART OF OUR COMPANY

Our store experience is still the heart of our concept bonding the new furry friend with its owner. The stuffed animal making process is symbolized by our distinctive brand: Choose Me, Hear Me, Stuff Me, Stitch Me, Fluff Me, Dress Me, Name Me, Take Me Home.® During our trademarked heart ceremony, our Guests make a wish on a heart that is put inside the animal, forming a friendship that will last forever.



COMMUNICATING THE BRAND EXPERIENCE
Our "Dream It, Create It" themed television campaign communicated several of our brand promises:
We give kids the tools to be creative, the freedom to make choices, and the encouragement to exercise a lively imagination.
This TV campaign was integrated with an interactive microsite and online social media initiatives.

OUR 2007 FINANCIAL RESULTS

Total revenues for the year 2007 were $474 million, an increase of 9 percent over the prior year. Net retail sales increased 8 percent, to $468 million. Earnings per share for the year were $1.10, compared with $1.44 in 2006. After investing $37 million in infrastructure, including opening 50 new company-owned stores in North America and Europe, we ended the year debt-free, and with cash of $66 million.

OUR STORE MODEL IS THE HEART OF OUR BUSINESS

Our unique interactive entertainment business model has now proved its resilience under all economic conditions. Despite a retail environment that grew more difficult as the year went on, our stores yielded positive profit and impressive cash flow. Our sales productivity per square foot continues to be above the industry average. We have strong product, marketing, and Guest communication programs in place to enable us to take full advantage of the anticipated recovery in the economy.

CONNECTING AND RECONNECTING

While we believe our full market potential remains for at least 350 stores in North America and more than 120 stores in our European operations, our plans for 2008 include slowing down our store growth to about 25 new stores, which will allow us to invest in our long-term brand value by enhancing our online world, buildabearville.com.™ In addition to leveraging Build-A-Bearville™ to bring traffic to our stores, our ongoing marketing and merchandise plans balance initiatives to attract new Guests and retain existing Guests. We know we need to get more from our marketing investment; in 2008 we will be reallocating marketing dollars to test how shifting our investment can better achieve our goals. Our store experience is highly sensory, and we want our TV, radio, and online advertising media to communicate that hands-on experience. Our brand has always reflected what is relevant in our Guests' lives. For example, there was no hotter ticket in 2007 than a Hannah Montana concert and Build-A-Bear Workshop® was right there awarding tickets to sweepstakes winners across the country and offering Hannah Montana fashions for furry friends.


STUFF FUR STUFF CLUB

OUR GUESTS ARE LOYAL
We stay connected to our Guests through our Stuff Fur Stuff club loyalty program, which now boasts more than 5 million members.

In this economic environment, we may see short-term pressure on our results as we build to critical mass with buildabearville.com.™ However, we believe that our 2008 plan carefully balances long-term goals with near-term business challenges.

More Places for Fun

Our retail-entertainment concept is unique in that it can operate within many family-friendly settings: from make-your-own Major League Baseball® mascot in-stadium locations, Build-A-Dino® stores and within select Rainforest Café® restaurants, to more than 370 Build-A-Bear Workshop® stores worldwide, we truly are the leader in interactive retail-entertainment.

Through our relationship with Ridemakerz, LLC, we are now bringing our industry expertise, as well as our financial and human capital, to the new Ridemakerz® concept that invites kids to customize their own model cars. Besides traditional malls, we believe this boy-centric concept can be successful in non-mall locations. It has received significant interest from consumer product companies, including car manufacturers who want to reach the youth demographic. Stores already offer models of the Ford Mustang GT, the Dodge Challenger Hemi, the Toyota Scion, and the Mini Cooper.

New Friends Everywhere, Every Day

Our Guests respond to product newness so we stay on the cutting edge of furry fashion and cultural trends. Throughout 2007, we added to our already strong merchandise lineup. If a trend is hot for kids, it's hot for bears too — and we have it.

In honor of our 10th birthday, we launched a successful line of Collectibear® friends, our A Friend Fur All Seasons series. To capitalize on the enthusiasm of our collectors, we will offer more collectible products in 2008 under a new theme. We also brought back one of our most popular holiday animals, Rudolph the Red-Nosed Reindeer,® and for the first time he brought his special friend, Clarice, for a successful debut launch.

MORE PLACES FOR FUN
Build-A-Bear Workshop stores can be found wherever families go to have fun! We bring the fun of making your own furry friend to a zoo, a science center, and ballparks, engaging our brand with new and existing Guests.


Cardinals
ANKYLOSAURUS



FURBULOUS FASHIONS

In addition to the hottest concert ticket in town, we offered our Guest the opportunity to dress their furry friends in the hottest Disney star styles — right down to Hannah Montana's blond wig. We also offered High School Musical and Cheetah Girls fashions. We will continue to capitalize on these and other hot tween brands.



BEARY SPECIAL FRIENDS

Our furry friends can dress in the hottest fashions from Limited Too, wear SKECHERS® shoes, talk on play camera phones, and listen to their Paw Tracks players. But the heart of the friendship remains the same — they are protectors, confidantes, faithful companions, and all-round furry best friends.





BUILDABEARVILLE.COM™

Our investment in Build-A-Bearville™ reflects our ongoing commitment to building the entertainment side of our company. The trend in online play is just emerging and our virtual world gives us a strong platform for future growth.



A WHOLE NEW WORLD — BUILDABEARVILLE.COM™
Now Guests can bring their furry friend to life online for FREE; plus each animal comes with Bear Bills™ — the in-world currency — an extra room, and themed décor for their Cub Condo,® where the virtual furry friend and online character live together. There's also an exclusive reward when the Guest completes an animal adventure.

OUR NEW WORLD STUFFED WITH FUN

Since the beginning, our stores have always provided a safe place where our Guests can express their creativity and use their imagination. We bring those same qualities that Guests value and trust to our new virtual world. Our completely branded online experience at buildabearville.com™ lets kids nurture relationships with their furry friends and real-life friends too.

Adding the online world connection to our real-world store experience is a natural progression. It's like a "gift with purchase" for each new furry friend. After leaving the store, Guests can bring their furry friends to life online for free. Each animal comes with exclusive virtual items. In addition, every Guest who makes a real-world clothing or accessory purchase gets access to the virtual Bear Boutique online. And Stuff Fur Stuff® members receive 100 virtual Bear Bills to spend in the virtual world for every dollar spent in the store.

The response from our Guests has been resoundingly positive. We believe that we can leverage buildabearville.com to bring traffic to our stores. With over 60 million stuffed animals sold, we are uniquely positioned to succeed in this space as the only virtual world that can capitalize on its own real-world locations.

EMPOWERING KIDS TO MAKE A DIFFERENCE

At Build-A-Bear Workshop,® we live by the teddy bear philosophy of being good people and good bears. Throughout our 10 years, we have always given our Guests a voice to support causes that are important to them. In 2007, in honor of our birthday, we involved our Guests in even more ways. Together, we built 10 playgrounds in North America, donated 300,000 trees to the Arbor Day Foundation through our Friendship Forest, and honored 10 amazing Huggable Heroes® for doing great work in their communities.



CYBEAR™ FRIENDS
Furry friends are busy in CyBEAR space. They are challenged with educational quests and adventures, learn about being responsible citizens, and have good real-world behaviors reinforced, all in a beary fun way.



OUR MANAGEMENT TEAM
Maxine Clark, founder, Chairman, and Chief Executive Bear (front).
From left to right Dave Finnegan, Chief Information Bear; Tina Klocke, Chief Financial Bear, Treasurer, and Secretary; Teresa Kroll, Chief Marketing Bear; and Scott Seay, President and Chief Operating Bear.

BUILDING FOR THE FUTURE

We recognize that we can improve our comparable store sales and have several initiatives specifically directed at improving our sales trends in 2008 as well as refocusing our efforts on building our brand, enhancing our products and experiences, driving efficiencies from our logistics and supply chain, and maintaining tight expense control — all while investing in our future. We have confidence in the broad appeal of our unique entertainment-based concept and in our business strategies. We believe our superior store economic model, strong cash flow, and flexible capital structure will deliver long-term sales and earnings growth as we move into our second decade.

MAKING A DIFFERENCE
Guests, associates and the community work together to build an entire playground in one day!



In another sign of confidence in our future, our board of directors increased our share repurchase program from $25 million to $50 million. This increased authorization was announced in March 2008 after an analysis of a broad range of strategic alternatives. We intend to use this program to return excess cash to our shareholders. During 2007 we repurchased 176,500 shares of common stock for $4.7 million.

A BRAND WITH STAYING POWER

Our Guest experience, the brand connection that occurs when our Guests and our associates interact in our stores, remains the heart of our concept. I thank you all — especially our associates, leadership team, and board of directors — for your dedication and hard work. In 10 short years, we have become the world's leading interactive retail-entertainment brand. The spirit and commitment of our associates, business partners, and — most of all — our Guests give me the confidence that we will continue to redefine retail for years to come.

Beary best regards,

Maxine Clark

Founder, Chairman, and Chief Executive Bear
March 28, 2008

United States Securities and Exchange Commission
Washington, DC 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 29, 2007

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number: 001-32320

BUILD-A-BEAR WORKSHOP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	43-1883836
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
1954 Innerbelt Business Center Drive St. Louis, Missouri	63114
(Address of Principal Executive Offices)	*(Zip Code)*

(314) 423-8000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

There is no non-voting common equity. The aggregate market value of the common stock held by nonaffiliates (based upon the closing price of $26.14 for the shares on the New York Stock Exchange on June 29, 2007) was approximately $539,228,571, as of June 30, 2007.

As of March 7, 2008, there were 20,677,764 issued and outstanding shares of the registrant's common stock.

Documents Incorporated by Reference
Portions of the registrant's Proxy Statement for its May 8, 2008 Annual Meeting are incorporated herein by reference.

BUILD-A-BEAR WORKSHOP, INC.
INDEX TO FORM 10-K

Forward-Looking Statements

This annual report on Form 10-K contains certain statements that are, or may be considered to be, "forward-looking statements" for the purpose of federal securities laws, including, but not limited to, statements that reflect our current views with respect to future events and financial performance. We generally identify these statements by words or phrases such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "intend," "predict," "future," "potential" or "continue," the negative or any derivative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include, among other things, projections or statements regarding:

- our future financial performance;
- our anticipated operating and growth strategies;
- our anticipated rate of store openings;
- our franchisees' anticipated rate of international store openings;
- our anticipated store opening costs; and
- our future capital expenditures.

These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements, including those factors discussed under the caption entitled "Risk Factors" as well as other places in this annual report on Form 10-K.

We operate in a competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all the risk factors, nor can it assess the impact of all the risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this annual report on Form 10-K, as a prediction of actual results.

You should read this annual report on Form 10-K completely and with the understanding that our actual results may be materially different from what we expect. Except as required by law, we undertake no duty to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. BUSINESS

OVERVIEW

Build-A-Bear Workshop, Inc. is the leading, and only international, company providing a "make your own stuffed animal" interactive retail-entertainment experience. As of December 29, 2007, we operated 321 company-owned retail stores in the United States, Canada, the United Kingdom, Ireland, and France including 271 Build-A-Bear Workshop® stores in the United States and Canada, one stand-alone friends 2B made® store in the United States, 46 Build-A-Bear Workshop stores in the United Kingdom and Ireland and three Build-A-Bear Workshop stores in France. We also operated eight friends 2B made stores adjacent to or within Build-A-Bear Workshop stores in the United States. Franchisees operated 53 Build-A-Bear Workshop stores in international locations. Our core concept is based on our guests making, personalizing and customizing their stuffed animals, and capitalizes on what we believe is the relatively untapped demand for experience-based shopping as well as the widespread appeal of stuffed animals.

We offer an extensive and coordinated selection of merchandise, including over 30 different styles of animals to be stuffed and a wide variety of clothing, shoes and accessories for the stuffed animals. Our concept appeals to a broad range of age groups and demographics, including children, teens, parents and grandparents. We believe that our stores, which are primarily located in malls, are destination locations and draw guests from a large geographic reach. Our stores average approximately 2,750 square feet in size and have a highly visual and colorful appearance, including custom-designed fixtures featuring teddy bears and other themes relating to the Build-A-Bear Workshop experience.

We also market our products and build our brand through a nationwide multi-media marketing program that targets our core demographic guests, principally parents and children. The program incorporates consistent messaging across a variety of media, and is designed to increase our brand awareness and store traffic and attract more first-time and repeat guests. Our website, buildabearville.com, has customization options and social connectivity features which we use to promote brand connection and in-store products and events.

Since opening our first store in St. Louis, Missouri in October 1997, we have sold over 56 million stuffed animals. We have grown our store base from 170 stores at the end of fiscal 2004 to 321 as of December 29, 2007 and increased our revenues from $361.8 million in fiscal 2005 to $474.4 million in fiscal 2007, for a compound annual revenue growth rate of 14.5%.

On June 28, 2007, we announced that we had retained Lehman Brothers to assist us and our board of directors in an analysis and consideration of a broad range of potential strategic alternatives to enhance long-term shareholder value. On March 10, 2008, we announced that after an extensive analysis of a broad range of strategic alternatives by a special committee of independent directors and its financial and legal advisors, the Board of Directors had completed its review of strategic alternatives and authorized an increase in our share repurchase program to up to $50 million.

DESCRIPTION OF OPERATIONS

Guests who visit Build-A-Bear Workshop stores enter a teddy bear-themed environment consisting of eight stuffed animal-making stations: Choose Me, Hear Me, Stuff Me, Stitch Me, Fluff Me, Dress Me, Name Me, and Take Me Home. To attract our target guests, we have designed our stores to provide a "theme park" destination in the mall that is open and inviting with an entryway that spans the majority of our storefront and highly visual and colorful teddy bear themes and displays. The duration of a guest's experience can vary greatly depending on his or her preferences. While most guests choose to participate in the full animal-making process and all eight stations, a process which we believe averages 45 minutes to complete, guests can also visit a Build-A-Bear Workshop store and purchase items such as clothing, accessories, our Bear Buck$® gift cards or pre-made animals in only a few minutes.

We offer an extensive and coordinated selection of merchandise including approximately 30 to 35 varieties of animals to be stuffed, as well as a wide variety of other clothing and accessory items for the animals. Our clothing is inspired by human fashion and includes authentic details such as functional buttons, working pockets, belt loops and zippers and have child-friendly, easy-to-dress details such as an opening for the stuffed animal's tail and adjustable closures to help fit any size animal. We enhance the authentic nature of a number of our products with strategic product licensing relationships with brands that are in demand with our guests such as officially sanctioned NFL, NBA and MLB™ team apparel, SKECHERS® shoes or Limited Too clothing. There are approximately 450 SKUs in our store at any one time and we intend for each item to be highly productive.

Since our concept is a unique combination of experience and product, we historically have not had seasonal or advertised sales events or markdowns. We offer frequent shopper discounts associated with our Stuff Fur Stuff® club loyalty program and selectively use coupons and gift-with-purchase promotions to drive traffic to our stores.

GROWTH STRATEGY

Our growth strategy is to develop and expand the reach of the Build-A-Bear Workshop brand by opening new stores, investing in value-adding marketing programs including our new virtual world website, buildabearville.com™, offering an authentic and unique merchandise assortment and to build our logistical, operational and technology infrastructure to support our growth and improve our efficiencies. We expect to grow our business by opening additional stores in the United States, Canada, the United Kingdom, Ireland and France, by the addition of new international stores opened through existing and new franchise agreements, and through the development of third party licensed products that promote Build-A-Bear Workshop as a lifestyle brand and build overall brand awareness.

We have increased our company-owned store locations throughout the United States and Canada from 170 at the end of fiscal 2004 to 272 as of December 29, 2007. In April 2006, we acquired Amsbra Limited, our former franchise in the United Kingdom, as well as The Bear Factory Limited, a stuffed animal retailer in the United Kingdom whose store locations we subsequently rebranded to the Build-A-Bear Workshop brand. In 2007, we discontinued our franchise agreement in France and opened our first company-owned stores. As of December 29, 2007, we operated 46 stores in the United Kingdom and Ireland and three stores in France all under the Build-A-Bear Workshop brand. In fiscal 2008, we expect to open approximately 20 new stores in North America, down from opening 39 new stores in 2007 and, approximately five new stores in Europe, compared to opening 11 new stores in 2007. Historically, we have averaged 35 store openings per year since 2001. We believe there is a market potential for at least 350 Build-A-Bear Workshop stores in the North America, 70 to 75 in the United Kingdom and Ireland and approximately 50 in France. In addition, we also currently operate Build-A-Bear Workshop stores in non-traditional retail locations including four Major League Baseball® ballparks, one store located in the St. Louis Zoo and one store in a museum at the St. Louis Science Center.

We believe that there is continued opportunity to grow our Build-A-Bear Workshop concept and brand outside of North America, the United Kingdom, Ireland and France primarily through franchise agreements. Our franchisees are well capitalized, have retail and/or real estate experience and currently operate 53 Build-A-Bear Workshop stores in several foreign countries under master franchise agreements on a country-by-country basis. We expect our franchisees to open approximately 15-20 new stores in fiscal 2008, net of closures, under existing and anticipated franchise agreements. We believe there is a market potential for approximately 300 franchised stores outside North America, the United Kingdom, Ireland and France. We may open additional company-owned stores outside of the United States, Canada, the United Kingdom, Ireland and France, although we expect our international plans to adjust as our expansion continues.

We believe there are also growth opportunities in other experiential retail entertainment concepts. We believe that consumer demand for additional experiential retail concepts is relatively untapped and that our expertise in product development and providing a consistent shopping experience can be applied to other experiential retail brands and concepts. We expect to be able to leverage our extensive guest database to market these new brands and concepts. Over the past 11 years, we have established our store as a place where children can have a hands-on experience, express their creativity and use their imagination. We believe our brand is one that parents value and trust and kids love. We expect to leverage our brand reputation to grow our existing and new concepts in the future.

In 2007, we increased our minority interest in RidemakerZ, LLC, (previously Retail Entertainment Concepts, LLC). RidemakerZ is an early-stage company that has developed an interactive retail concept that allows guests, or customizers, to build and personalize their own model cars. The concept capitalizes on the universal love of cars and a widely popular care culture that crosses ages and demographics, although the primary target are children and their families. RidemakerZ opened four stores during 2007 and plans to open eight additional stores during 2008. We are currently providing advisory and support services to RidemakerZ in exchange for additional equity.

In fiscal 2003, we began testing in certain markets our initial brand expansion initiative, our proprietary friends 2B made® line of make-your-own dolls and related products. The target customer for friends 2B made is a girl age five to twelve. As of December 29, 2007, we operated nine friends 2B made locations. All but one of these locations are in or adjacent to a Build-A-Bear Workshop store and are not considered a separate store. Although our formal review of a broad range of strategic alternatives is complete, we continue to evaluate our business plan and operations with a view to prioritizing the initiatives that will allow us to achieve our long-term business goals of delivering sales and earnings growth. As part of our evaluation we continue to review the long-term potential of this concept.

We are continually evaluating additional retail opportunities and expect to continue our expansion into other concepts and product lines in the future. For example, in 2006, we opened our first store within a third-party restaurant concept, Build-A-Dino® store under a licensing agreement with T-REX™ Café (owned by Landry's Restaurants, Inc.). In 2007, we added the Build-A- Dino concept to Build-A-Bear Workshop stores in two highly trafficked tourist locations, Myrtle Beach in South Carolina and our flagship store in New York City. Also in 2007, we opened three Build-A-Bear Workshop stores within Rainforest Café® restaurants, under a licensing agreement with Landry's Restaurants, Inc.

In response to an emerging trend of kids' interaction and play increasingly occurring in the online space, in 2007, we updated our website used primarily by children, buildabearville.com. The site is highly complementary to our store experience and positively enhances our core brand values while offering activity options and features that are tied back to in-store events. We believe that the launch of our new "virtual world" website is a critical business strategy to further enhance our brand appeal with children and grow our store sales and that we have a unique competitive advantage over other virtual world competitive products due to our strong brand awareness and connection, our ability to leverage both physical world and virtual world presence as well as the over 56 million stuffed animals already sold to guests.

PRODUCT DEVELOPMENT

Through our in-house design and product development team, we have developed a coordinated, creative and broad merchandise assortment, including a variety of animals, clothing, shoes and accessories. We believe our merchandise is an integral part of our concept and that the proprietary design of many of the products we offer is a critical element of our success, while the authentic and fashionable nature of our products greatly enhances our brand's appeal to our guests. Our product development team regularly monitors current fashion and culture trends in order to create products that we believe are most appealing to our guests, often reflecting similar styling to the clothes our guests wear themselves. We test our products on an on going basis to ensure guest demand supports order quantities. Through our focused vendor relationships, we are able to source our merchandise in a manner that is cost-effective, maximizes our speed to market and facilitates rapid reorder of our best-selling items.

Our stuffed animal skins and clothing are produced from high quality man-made materials or natural fibers such as cotton, and the stuffing is made of a high-grade polyester fiber. We believe all of our products meet Consumer Product Safety Commission requirements for toys and American Society for Testing and Materials (ASTM), EN71 (European standards) and Canadian specifications for toy safety in all material respects. Our products are tested through an independent third-party testing lab for compliance with toy safety standards. We believe we comply with toy safety government requirements specific to each country where we have stores. Packaging and labels for each product tell our guests the age grading for the product and any special warnings in accordance with guidelines established by the Consumer Product Safety Commission.

Plush animals are not likely to contain lead, which is found in paint and surface coatings. Our plush animals are not surface painted and do not have screen prints on them that contain paint. In rare instances, a plush animal may have painted eyes, and in some cases our bear clothing and accessories have screen prints that could contain paint. In all cases, we take the steps to assure that our products meet or exceed all toy safety standards. The ASTM, EN71 and Canadian Toy Safety Regulations specifically limit lead content in products. We believe we comply with these regulations.

We notify guests when a product contains a magnet with our "I have a magnet" product hangtag or sticker. In most cases, the magnets utilized in our products are embedded inside a toy (animal, scarf, plush accessory). They are not loose or easily detached as free magnets.

In 2006, our products earned the Good Housekeeping Seal of Approval. The Good Housekeeping Seal, introduced in 1909 is earned by products that pass Good Housekeeping Institute review and is America's most trusted consumer icon. It is the foremost symbol of quality assurance and consumer protection in America. Seal-backed products are covered by Good Housekeeping's two-year money-back warranty.

MARKETING

We believe that the strength of the Build-A-Bear Workshop® brand is a competitive advantage and an integral part of our strategy. Unlike other mall-based retailers that frequently use markdowns or sale events to drive sales, at Build-A-Bear Workshop we use marketing to raise brand awareness and drive traffic to our stores. Our goal is to continue to build brand awareness and recognition as a destination retailer that provides experience-based shopping that appeals to a broad range of age groups and demographics.

Since February 2004, we have utilized an integrated marketing program that includes national television advertising, direct mail, online marketing initiatives such as search and interactive advertising, and other components. Our advertising expenditures were $27.2 million (7.5% of total revenues) in fiscal 2005, $31.0 million (7.1% of total revenues) in fiscal 2006 and $35.2 million (7.4% of total revenues) in fiscal 2007, reflecting the continuation and further enhancement of our marketing initiatives.

We employ several different marketing programs to drive traffic to our stores and grow awareness of our brand. We use television advertising that targets both children and adults to raise awareness of our Build-A-Bear Workshop brand as well as feature specific new product introductions and promotions as a call-to-action to visit our stores. We also utilize radio, print and online advertising integrating the timing and messaging across various media to maximize our reach to new and existing guests and drive traffic to our stores. In addition, we receive significant public relations exposure due to the unique nature of our concept. We leverage the database from our Stuff Fur Stuff® club loyalty program of over five million members in our direct mail and e-mail programs and provide information and e-commerce on our website, www.buildabear.com. In 2007, we relaunched our website primarily directed at children, buildabearville.com™, with enhanced capabilities, customization options and social connectivity features which we use to promote brand connection and in-store products and events. In select markets, we have marketing initiatives that leverage significant tourism traffic.

In 2006, our Stuff Fur Stuff® club electronically-tracked loyalty program, in which guests receive a $10 discount certificate for every 100 points earned, was rolled out nationally and expanded to Canada in 2007. Since its introduction, over five million members have joined the program and we expect membership to continue to grow as new guests visit our store and enroll in the program. The data collected gives us insight into the overall purchasing history of members including visit frequency, items purchased and amounts spent on each visit and cumulatively over time. We expect to leverage this information and improve our direct mail effectiveness and response rates by adjusting the timing and personalization of communications and offers. We expect to expand the Stuff Fur Stuff club loyalty program to the U.K. in 2008.

We also have marketing programs in our European operations designed to raise brand awareness and drive traffic to our store locations including a direct mail and e-mail communication update program, print advertising, in-store events, tourism marketing in select markets and public relations. We expect to continue to add and enhance our European marketing initiatives to continue to grow our business.

LICENSING AND STRATEGIC RELATIONSHIPS

We have developed licensing and strategic relationships with some of the leading retail and cultural organizations in the United States and Canada. We believe that our guest base and our position in our industry category makes us an attractive partner and our customer research and insight allows us to focus on strategic relationships with other companies that we believe are appealing to our guests. We plan to continue to add strategic relationships on a selective basis with companies who share our vision for our brand and provide us with attractive brand-awareness, marketing and merchandising opportunities. These relationships for specific products are generally reflected in contractual arrangements for limited terms that are terminable by either party upon specified notice.

Product and Merchandise Licensing. We have key strategic relationships with select companies, including World Wildlife Fund US and Canada, SKECHERS®, Sanrio, the NBA, the WNBA, MLB™, Limited Too, Disney®, NFL, the NHL® and First Book®, in which we feature their brands on our products sold in our stores. These strategic relationships allow both parties to generate awareness around their brands. We have relationships with groups that pursue socially responsible causes, as well as companies that have strong consumer brands, in order to respond to our Guests' interests. We have also offered selected character-oriented products including Sesame Workshop's Elmo, Cookie Monster and Big Bird, Disney's Mickey Mouse and Minnie Mouse, Mumble, the feature character in Warner Bros.' animated film, Happy Feet, DreamWorks' character, Shrek® as well as classic movie characters such as Rudolph the Red-Nosed Reindeer®, Clarice® and Frosty the Snowman.

Promotional Arrangements. We have also developed promotional arrangements with select organizations. Our arrangements with Major League Baseball® teams, including the Chicago Cubs™, St. Louis Cardinals™ and New York Mets™ have featured stuffed animal giveaways at each club's ballpark on a day in which our brand is highly promoted within the stadium. In 2006 and 2007, we partnered with McDonalds to feature limited edition, collectible mini Build-A-Bear Workshop animals in Happy Meals. We also have had arrangements featuring product sampling, cross promotions and shared media with companies such as , JCPenney, Embassy Suites Hotels, Purina, and Macy's as well as targeted promotions with key media brands like *National Geographic Kids, Good Housekeeping* and Radio Disney.

Third Party Licensing. We have entered into a series of licensing arrangements with leading manufacturers to develop a collection of lifestyle Build-A-Bear Workshop® branded products including children's furniture, fruit snacks, video and DVD games, a direct-to-home monthly affinity club, craft kits, children's slippers, infant developmental toys and school fund-raising products. We believe that each of these initiatives has the potential to enhance our brand, raise brand awareness, and drive increased revenues and profitability. We select companies for licensing relationships that we believe are leaders in their respective sectors and that understand and share our strategic vision for offering guests exciting and interactive merchandise. We have policies and practices in place intended to ensure that the products manufactured under the Build-A-Bear Workshop brand adhere to our quality, value and usability standards. We have entered into or maintained licensing arrangements for our branded products with leading manufacturers including Pulaski Furniture, ConAgra Foods, Scholastic At Home, Game Factory, Payless ShoeSource, Extra Large Technology, Snap TV, and Kids Preferred.

INDUSTRY AND GUEST DEMOGRAPHICS

While Build-A-Bear Workshop offers consumers an interactive and personalized experience, our tangible product is stuffed animals, including our flagship product, the teddy bear, a widely adored stuffed animal for over 100 years. According to data published by the International Council of Toy Industries, worldwide sales of the traditional toy market reached $59.4 billion worldwide (excluding video games) in 2003 with plush and doll sales having a combined 20% share of the traditional toy market in Europa and the Americas. In addition, a study conducted for the Toy Industry Association reported U.S. sales of retail plush toys were $1.3 billion and retail sales of dolls were $2.7 billion in 2006, for a combined total of over $4.0 billion. In 2007, Playthings Magazine ranked us as the 10th largest toy retailer in the United States for 2006 based on sales.

Our guests are diverse, spanning broad age ranges and socio-economic categories. Major guest segments include families with children, primarily ages three to twelve, grandparents, aunts and uncles, teen girls who occasionally bring along their boyfriends and child-centric organizations looking for interactive entertainment options such as scouting organizations and schools. Based on information compiled from our guest database for 2007, the average age of the recipient of our stuffed animals at the time of purchase is nine years old and children aged one to fourteen are the recipients of approximately 80% of our stuffed animals.

According to the United States Census Bureau, in 2006 there were over 60 million children age 14 and under in the United States. The size of this population group is projected to remain relatively stable over the next decade. Industry sources estimate direct spending by children in the United States at over $50 billion annually and that parents and family members spend an additional $170 billion annually on children. In addition, children influence billions of dollars in other family spending.

EMPLOYEES AND TRAINING

We are committed to providing a great experience for our diverse team of associates as well as our guests. We have a distinctive culture that we believe encourages contribution and collaboration. We take great pride in our culture and feel it is critical in encouraging creativity, communication, and strong store performance. All store managers receive comprehensive training through our Bear University® program, which is designed to promote a friendly and personable environment in our stores and a consistent experience across our stores. We extensively train our associates on the bear-making process and the guest experience. In fiscal 2007, we hired just over 3% of applicants for store manager positions. We focus on employing and retaining people who are friendly and focused on guest service. Our above average employee retention rates, based on 2006 industry data, contribute to the consistency and quality of the guest experience. Our store teams are evaluated and compensated not only on sales results but also the results from our regular guest satisfaction surveys. Each store has a recognition fund so that exceptional guest service can be immediately recognized and rewarded. We are committed to providing compensation structures that recognize individual accomplishments as well as overall team success.

As of December 29, 2007, we employed approximately 1,300 full-time and 5,900 part-time employees. We divide our store base into four geographic regions, with the United Kingdom, Ireland and France representing one of those regions. The regions are supervised by our Chief Operating Bear and four Regional Workshop Directors. Bearitory Leaders are responsible for each of our 30 bearitories consisting of between six and twelve stores. Each of our stores generally has a full-time Chief Workshop Manager and two full-time Assistant Workshop Managers in addition to hourly Bear Builder® associates, most of whom work part-time. The number of part-time employees fluctuates depending on our seasonal needs. In addition to the approximately 6,800 employees at our store locations, we employ approximately 300 associates in general administrative functions at our World Bearquarters in St. Louis, Missouri, approximately 75 associates at our Bearhouse distribution center in Groveport, Ohio, and approximately 25 associates in our European Bearquarters in Windsor, England. We are committed to innovation and invention and generally have confidentiality agreements with our employees and consultants. Store managers and Bearquarters associates pass specific profile assessments. None of our employees are represented by a labor union, and we believe our relationship with our employees is good.

INTERNATIONAL FRANCHISES

In 2003, we began to expand the Build-A-Bear Workshop brand outside of the United States, opening company-owned stores in Canada and our first franchised location in the United Kingdom. As of December 29, 2007, there were 53 Build-A-Bear Workshop franchised stores located in the following countries:

Japan	8
Denmark	7
Australia	6
Thailand	5
Germany	4
South Africa	4
India	3
Norway	3
Russia	3
Other	10

All stores outside of the U.S., Canada, the United Kingdom, Ireland and France are currently operated by third party franchisees under separate master franchise agreements covering each country. Master franchise rights are typically granted to a franchisee for an entire country or group of countries for a specified term. The terms of these master franchise agreements vary by country but typically provide that we receive an initial, one-time franchise fee and continuing royalties based on a percentage of sales made by the franchisees' stores. The terms of these agreements range up to ten years with a franchisee option to renew for an additional term if certain conditions are met. All such franchised stores have similar signage, store layout and merchandise characteristics to our company-owned stores. Our goal is to have well-capitalized franchisees with expertise in retail operations and real estate in their respective country. We work in conjunction with our franchisees in the development of their business and store growth plans. We approve all franchisees' orders for merchandise and have oversight of their operational and business practices in an effort to ensure they are in compliance with our standards. We expect our current and anticipated franchisees to open approximately 15 to 20 new stores, net of closures, in fiscal 2008 in both existing and new countries.

On April 2, 2006 we acquired Amsbra Limited, our former franchisee in the United Kingdom, and The Bear Factory Limited, a stuffed animal retailer in the United Kingdom. Amsbra previously operated all of the franchised Build-A-Bear Workshop® stores located in the United Kingdom. Upon completion of this acquisition, all of the franchised locations in the United Kingdom became company owned-stores. Our Indian franchisee has informed us that it will discontinue its franchise agreement and close its three stores in 2008.

SOURCING AND INVENTORY MANAGEMENT

We do not own or operate any manufacturing facilities. Our animal skins, stuffing, clothing and accessories are produced by factories located primarily in China. We purchased approximately 84% of our inventory in fiscal 2007, approximately 83% in fiscal 2006 and approximately 86% in fiscal 2005 from three vendors. After specifying the details and requirements for our products, our vendors contract orders with multiple manufacturing facilities in China that are approved by us in accordance with our quality control and labor standards. Our supplier factories are compliant with the International Council of Toy Industries (ICTI) CARE certification.

The CARE (Caring, Awareness, Responsible, Ethical) Process is the ICTI program to promote ethical manufacturing, in the form of fair labor treatment, as well as employee health and safety, in the toy industry supply chain worldwide. Its initial focus is in China, where 70 percent of the world's toy volume is manufactured. In order to obtain this certification each factory completed a rigorous evaluation performed by an accredited ICTI agent. Our suppliers can be used interchangeably as each has a sourcing network for multiple product categories and can expand its factory network as needed. Our relationships with our vendors generally are on a purchase order basis and do not provide a contractual obligation to provide adequate supply, quality or acceptable pricing on a long-term basis.

The average time from the beginning of production to arrival of the products into our stores is approximately 90 to 120 days. Our weekly tracking and reporting tools give us the capability to adjust to shifts in demand. Through an ongoing analysis of selling trends, we regularly update our product assortment by increasing quantities of productive styles and eliminating orders of less productive SKUs. Our distribution centers provide further logistical efficiencies for delivering merchandise to our stores.

DISTRIBUTION AND LOGISTICS

Through September 2006, a third-party provider warehoused and distributed a large portion of our merchandise at a distribution center in St. Louis, Missouri. In September 2006, we completed the construction of a new 350,000-square-foot distribution center near Columbus, Ohio which replaced the third-party warehouse as well as a smaller third-party distribution center previously used in Los Angeles, California. We continue to have a third-party distribution center in Toronto, Canada under an agreement that may be terminated with 120-day notice or when no work has been performed for 180 days. In Europe, we contract with a third-party distribution center in Middlesex, England under a renewable monthly agreement.

Transportation from the warehouses to the stores is managed by several third-party logistics providers. In the United States and Canada, merchandise is shipped by a variety of distribution methods and the method is alternated depending on the store and seasonal inventory demand. Key delivery methods are direct trucks through third-party pool points, 'LTL' (less-than truck load) deliveries, and direct parcel deliveries. Shipments from our third-party distribution centers are scheduled throughout the week in order to smooth workflow and stores that are part of the same shipping route are grouped together to reduce freight costs. All items in our assortment are eligible for distribution, depending on allocation and fulfillment requirements, and we typically distribute merchandise and supplies to each store once a week on a regular schedule, which allows us to consolidate shipments in order to reduce distribution and shipping costs. Back-up supplies, such as Cub Condo® carrying cases and stuffing for the animals, are often stored in limited amounts at the local pool points.

MANAGEMENT INFORMATION SYSTEMS AND TECHNOLOGY

Technology is a key component of our business strategy and we are committed to utilizing technology to enhance our competitive position. Our information and operational systems utilize a broad range of both purchased and internally developed applications which support our guest relationships, marketing, financial, retail operations, real estate, merchandising, and inventory management processes. Our employees can securely access these systems over a company-wide network. Sales, daily deposit and guest information are automatically collected from the stores' point-of-sale terminals and kiosks on a near real time basis. We have developed proprietary software including domestic and international versions of our Name Me kiosk, Find-A-Bear® identification system, and our patented party scheduling system. Data from these systems are used to support key decisions in all areas of our business, including merchandising, allocation and operations.

In the United States and Canada, we completed the installation of the initial module of our human resources software in April 2006, our General Ledger and Accounts Payable financial software in July 2006, our merchandise planning system in August 2006 as well as installing a warehouse management system as part of our new company-owned distribution center. Additional modules of the human resources and financial systems were added in fiscal 2007. These new systems are intended to improve our operational efficiency, purchasing and inventory control. Also in 2007, the initial module of our human resources software and our General Ledger and Accounts Payable financial software were installed for our European operations.

We regularly evaluate strategic information technology initiatives focused on competitive differentiation, support of corporate strategy and reinforcement of our internal support systems. Our critical systems are reviewed on a regular basis to evaluate disaster recovery plans and the security of our systems.

COMPETITION

We view our Build-A-Bear Workshop® experience as a distinctive combination of entertainment and retail. Because we are mall-based, we see our competition as those mall-based retailers that compete for prime mall locations, including various apparel, footwear and specialty retailers. We also compete with toy retailers, such as Wal-Mart, Toys "R" Us, Target, Kmart and Sears and other discount chains, as well as with a number of companies that sell teddy bears and dolls in the United States, including, but not limited to, Ty, Fisher Price, Mattel, Ganz, Russ Berrie, Applause, Boyd's, Hasbro, Commonwealth, Gund and Vermont Teddy Bear. Since we sell a product that integrates merchandise and experience, we also view our competition as any company that competes for our guests' time and entertainment dollars, such as movie theaters, amusement parks and arcades, other mall-based entertainment venues, and online entertainment.

We are aware of several small companies that operate "make your own" teddy bear and stuffed animal stores or kiosks in retail locations, but we believe none offer the breadth and depth of the Build-A-Bear Workshop experience or operates as a national or international retail company.

We also believe that there is an emerging trend within children's play patterns towards internet and online play. In 2006, kids aged 2 to 11 spent an average of 9 hours and 24 minutes per week on line which was an increase of over 40% from 2003. By kindergarten, 32% of kids have used the internet and the largest group of new users of the internet is kids age 2 to 5. Emarketer.com recently reported that 16% of internet users age 3-17 visited a virtual world website in 2006 which is expected to grow to 53% over the next five years. Therefore, we believe we compete with other companies and internet sites that vie for children's attention in the online space including webkinz.com, clubpenguin.com and neopets.com. A growing number of traditional children's toy and entertainment companies have also developed their own virtual world online play sites including Barbie.com, be-bratz.com and virtualmagickingdom.com.

INTELLECTUAL PROPERTY AND TRADEMARKS

As of December 29, 2007, we had obtained over 228 U.S. trademark registrations, including Build-A-Bear Workshop for stuffed animals and accessories for the animals, retail store services and other goods and services, over 37 issued U.S. patents with expirations ranging from 2013 through 2024 and over 198 copyright registrations. In addition, we have over 95 U.S. trademark and two U.S. patent applications pending. We also license three patents from third-parties, including a patent for the pre-stitching system used for closing up our stuffed animals after they have been stuffed (U.S. Patent No. 6,109,196). Pursuant to an exclusive patent license agreement with Tonyco, Inc. dated March 12, 2001, we were granted an exclusive license for use of the patent in retail stores similar to ours. While we have the right to sublicense the patent, the licensor has agreed not to grant rights to any of our competitors. In the event that we or the licensor has reason to believe that a third party is infringing upon the patent, the licensor is generally required to bear the expenses required to maintain and defend the patent. The term of the agreement is for the full life of the patent and any improvements thereon. The term will expire in 2019 unless we terminate the agreement, upon notice to the licensor, in the event that the patent lapses due to the licensor's non-payment of maintenance taxes and fees for the patent. We paid the licensor $760,000 for the license. All payments due under the license have been made and no ongoing payments are required by us.

We believe our copyrights, service marks, trademarks, trade secrets, patents and similar intellectual property are critical to our success, and we intend, directly or indirectly, to maintain and protect these marks and, where applicable, license the intellectual property and the registrations for the intellectual property. We rely on trademark, copyright and other intellectual property law to protect our proprietary rights to the extent available in any relevant jurisdiction. We also depend on trade secret protection through confidentiality and license agreements with our employees, subsidiaries, licensees, licensors and others. We may not have agreements containing adequate protective provisions in every case, and the contractual provisions that are in place may not provide us with adequate protection in all circumstances. Any infringement or misappropriation of our intellectual property rights or breach of our confidentiality or license agreements could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of one or more competitive advantages and decreased revenues. In addition, intellectual property litigation or claims could force us to do one or more of the following: cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and time-consuming if it is possible to do so.

Despite our efforts to protect our intellectual property rights, intellectual property laws afford us only limited protection. A third party could copy or otherwise obtain information from us without authorization. Accordingly, we may not be able to prevent misappropriation of our intellectual property or to deter others from developing similar products or services. Further, monitoring the unauthorized use of our intellectual property is difficult. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type could result in substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

We also conduct business in foreign countries to the extent our merchandise is manufactured or sold outside the United States and we have opened stores outside the United States in the past three years, either directly or indirectly through franchisees. We filed, obtained or plan to file for registration of marks in foreign countries to the degree necessary to protect these marks, although our efforts may not be successful and further there may be restrictions on the use of these marks in some jurisdictions

SEGMENTS AND GEOGRAPHIC AREAS

We conduct our operations through three reportable segments consisting of retail, international franchising, and licensing and entertainment. The retail segment includes the operating activities of company-owned stores in the United States, Canada, the United Kingdom, Ireland and France, and other retail delivery operations, including our web-store and non-traditional store locations such as tourist venues and ballpark stores. The international franchising segment includes the licensing activities of our franchise agreements with locations in Europe, outside of France, Asia, Australia and Africa. The licensing and entertainment segment has been established to market the naming and branding rights of our intellectual properties for third party use.

Our reportable segments are primarily determined by the types of products and services that they offer. Each reportable segment may operate in many geographic areas. See the financial statements included elsewhere in this annual report on Form 10-K for further discussion and financial information related to our segments and the geographic areas in which we operate.

AVAILABILITY OF INFORMATION

We make certain filings with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments and exhibits to those reports, available free of charge in the Investor Relations section of our corporate website, http://ir.buildabear.com, as soon as reasonably practicable after they are filed with the SEC. The filings are also available through the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by calling 1-800-SEC-0330. Also, these filings are available on the internet at http://www.sec.gov. Our annual reports to shareholders, press releases and recent analyst presentations are also available on our website in the Investor Relations section or by writing to the Investor Relations department at World Bearquarters, 1954 Innerbelt Business Center Dr., St. Louis, MO 63114.

ITEM 1A. RISK FACTORS

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially affect our operations. The risks, uncertainties and other factors set forth below may cause our actual results, performances or achievements to be materially different from those expressed or implied by our forward-looking statements. If any of these risks or events occur, our business, financial condition or results of operations may be adversely affected.

RISKS RELATED TO OUR BUSINESS

If we are unable to generate interest in and demand for our interactive retail experience, including being able to identify and respond to consumer preferences in a timely manner, our financial condition and profitability could be adversely affected.

We believe that our success depends in large part upon our ability to continue to attract guests with our interactive shopping experience and our ability to anticipate, gauge and respond in a timely manner to changing consumer preferences and fashion trends. We cannot assure you that our past success will be sustained or there will continue to be a demand for our "make-your-own stuffed animal" interactive experience, or for our stuffed animals, animal apparel and accessories. A decline in demand for our interactive shopping experience, our animals, animal apparel or accessories, or a misjudgment of consumer preferences or fashion trends, could have a negative impact on our business, financial condition and results of operations. Furthermore, we may be unable to attract guests to and generate demand for friends 2B made® interactive shopping experience. If our friends 2B made concept fails to be successful and we determine not to continue it, we may incur charges as a result and it may have an adverse impact on the Build-A-Bear Workshop® brand. In addition, if we miscalculate the market for our merchandise or the purchasing preferences of our guests, we may be required to sell a significant amount of our inventory at discounted prices or even below costs, thereby adversely affecting our financial condition and profitability. For example, in 2007, we wrote-off $1.6 million, net of tax, of inventory, including excess Shrek®.

Our future growth and profitability could be adversely affected if our marketing and on-line initiatives are not effective in generating sufficient levels of brand awareness and guest traffic.

In February 2004, after development and testing in selected markets, we introduced nationwide a multi-media marketing program targeting our core demographic guests, principally parents and children, which contributed to an increase in our comparable store sales in fiscal 2004. We continue to update and evaluate our marketing initiatives, focusing on brand awareness and rapidly changing consumer preferences. We may not be able to successfully engage children in our new website, buildabearville.com, and achieve high enough traffic levels nor be able leverage the site to drive traffic to our stores. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing programs and future marketing efforts that we undertake, including our ability to:

- create greater awareness of our brand, interactive shopping experience and products;
- identify the most effective and efficient level of spending in each market;
- determine the appropriate creative message and media mix for marketing expenditures;
- effectively manage marketing costs (including creative and media) in order to maintain acceptable operating margins and return on marketing investment;
- select the right geographic areas in which to market;
- convert consumer awareness into actual store visits and product purchases; and.
- reach a level of engagement on the virtual world website with large numbers of unique visitors with frequent visitation that drives visits to our retail stores resulting in purchases.

Our planned marketing expenditures may not result in increased total or comparable store sales or generate sufficient levels of product and brand name awareness. We may not be able to manage our marketing expenditures on a cost-effective basis.

If we are not able to generate comparable store sales growth, our results of operations could be adversely affected.

Our comparable store sales for fiscal 2007 declined 9.9% following a 6.5% decline in 2006 and a 0.2% decline in fiscal 2005, and an 18.1% increase in fiscal 2004. The decrease in 2007 was primarily attributable to a decline in shopping mall customer traffic and consumer spending on discretionary products, changes in media strategies, online entertainment, children's media consumption and play patterns, competitive plush animal products and lower than expected customer purchases of select licensed movie products introduced in the fiscal 2007 second quarter. The decrease in 2006 was primarily the result of changing customer preferences, a decline in customer traffic, and the more difficult macro economic conditions generally impacting consumer confidence and spending patterns. In 2005, ongoing programs in advertising were successful in maintaining our comparable store sales levels. The increase in 2004 was principally as a result of the nationwide multi-media marketing program we initiated in February 2004, an appearance on a syndicated television show, enhanced merchandising initiatives include new product introductions and strategic partnerships and generally positive macroeconomic conditions. We believe the principal factors that will affect comparable store results are the following:

- the continuing appeal of our concept;
- the effectiveness of our marketing efforts to attract new and repeat guests;
- consumer confidence and general economic conditions;
- our ability to anticipate and to respond, in a timely manner, to consumer trends;
- the continued introduction and expansion of our merchandise offerings;
- the impact of new stores that we open in existing markets;
- mall traffic;
- Competition for both product offerings as well as in the on-line space;
- the timing and frequency of national media appearances and other public relations events; and
- weather conditions.

As a result of these and other factors, we may not be able to generate or achieve comparable stores sales growth in the future. If we are unable to do so, our results of operations could be significantly harmed.

Our growth strategy requires us to open a significant number of new stores in the United States, Canada, the United Kingdom, Ireland and France each year. If we are not able to open new stores or to effectively manage this growth, it could adversely affect our ability to grow and could significantly harm our profitability.

Our growth will largely depend on our ability to open and operate new stores successfully in the United States, Canada, the United Kingdom, Ireland and France. We opened 50, 35 and 30 stores in fiscal 2007, 2006 and 2005, respectively. We plan to slow new store growth in fiscal 2008. Our plan includes opening approximately 20 new stores in the United States and Canada in fiscal 2008 and approximately five new stores in Europe and anticipates further store openings in future years. Our ability to identify and open new stores in desirable locations and operate such new stores profitably is a key factor in our ability to grow successfully. We cannot assure you as to when or whether desirable locations will become available, the number of Build-A-Bear Workshop stores that we can or will ultimately open, or whether any such new stores can be profitably operated. We have not always succeeded in identifying desirable locations or in operating our stores successfully in those locations. For example, as of December 29, 2007, we have closed two stores since our inception (not including four stores that we closed in connection with our 2006 acquisition of Amsbra and The Bear Factory). We cannot assure you that we will not have other stores in the future that we may decide to close. In addition, our ability to open new stores and manage our growth will be limited to some extent by market saturation of our stores. Our ability to open new stores and to manage our growth also depends on our ability to:

- negotiate acceptable lease terms, including desired tenant improvement allowances;

- finance the preopening costs, capital expenditures and working capital requirements of the stores;
- manage inventory to meet the needs of new and existing stores on a timely basis;
- hire, train and retain qualified store personnel;
- develop cooperative relationships with our landlords; and
- successfully integrate new stores into our existing operations.

In July 2005, we opened our flagship store in New York City. This store is much larger than our typical mall-based stores and includes additional facilities, such as a restaurant, that we do not operate in our typical mall-based stores. Because of these differences, we may be unable to generate revenues from this store at a level that justifies keeping the store open. Closing this store could not only have an adverse impact on our profitability, as the costs of opening this store were much larger than those for a typical store, but, as our flagship store, it could also have an adverse impact on the Build-A-Bear Workshop brand and consumer perception of our brand.

Increased demands on our operational, managerial and administrative resources as a result of our growth strategy could cause us to operate our business less effectively, which in turn could cause deterioration in our profitability.

If we are not able to franchise new stores outside of the United States, Canada, the U.K, Ireland and France, if we are unable to effectively manage our international franchises or if the laws relating to our international franchises change, our growth and profitability could be adversely affected and we could be exposed to additional liability.

In 2003, we began to expand the Build-A-Bear Workshop brand outside of the United States, opening our own stores in Canada and our first franchised location in the United Kingdom. We intend to continue expanding outside of our company-owned regions through franchising in several countries over the next several years. As of December 29, 2007, there were 53 Build-A-Bear Workshop franchised stores located outside of the United States, Canada the U.K and France. We have limited experience in franchising and we may not be successful in maintaining and implementing our international franchising strategy. In addition, we cannot assure you that our franchisees will be successful in identifying and securing desirable locations or in operating their stores. International markets frequently have different demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns than our existing United States, Canadian and European markets, which may cause these stores to be less successful than those in our existing markets. Additionally, our franchisees may experience merchandising and distribution expenses and challenges that are different from those we currently encounter in our existing markets. The operations and results of our franchisees could be negatively impacted by the economic or political factors in the countries in which they operate. These challenges, as well as others, could have a material adverse effect on our business, financial condition and results of operations.

The success of our franchising strategy will depend upon our ability to attract qualified franchisees with sufficient financial resources to develop and grow the franchise operation and upon the ability of those franchisees to develop and operate their franchised stores. Franchisees may not operate stores in a manner consistent with our standards and requirements, may not hire and train qualified managers and other store personnel and may not operate their stores profitably. As a result, our franchising strategy may not be profitable to us. Moreover, our brand image and reputation may suffer. For example, our initial franchisees in South Korea, the Netherlands and France performed below expectations and we transferred those agreements to other parties. In addition, our franchisee in India has informed us of its intention to close the three stores currently in operation and discontinue the franchise agreement as a result of being unable to profitably operate their stores. Furthermore, even if our international franchising strategy is successful, the interests of franchisees might sometimes conflict with our interests. For example, whereas franchisees are concerned with their individual business strategies and objectives, we are responsible for ensuring the success of the Build-A-Bear Workshop brand and all of our stores.

The laws of the various foreign countries in which our franchisees operate govern our relationships with our franchisees. These laws, and any new laws that may be enacted, may detrimentally affect the rights and obligations between us and our franchisees and could expose us to additional liability.

A decrease in the customer traffic generated by the shopping malls in which we are located, which we depend upon to attract guests to our stores, could adversely affect our financial condition and profitability.

While we invest heavily in integrated marketing efforts and believe we are more of a destination location than traditional retailers, we rely to a great extent on customer traffic in the malls in which our stores are located. In order to generate guest traffic, we generally attempt to locate our stores in prominent locations within high traffic shopping malls. We rely on the ability of the malls' anchor tenants, generally large department stores, and on the continuing popularity of malls as shopping destinations. We cannot control the development of new shopping malls, the addition or loss of anchors and co-tenants, the availability or cost of appropriate locations within existing or new shopping malls or the desirability, safety or success of shopping malls. In addition, customer mall traffic may be reduced due to a loss of consumer confidence because of terrorism or war. If we are unable to generate sufficient guest traffic, our sales and results of operations would be harmed. A significant decrease in shopping mall traffic could have a material adverse effect on our financial condition and profitability. For example, the slower economy has caused us to reduce or growth plan, particularly for new stores in the U.S.

A decline in general economic conditions could lead to disproportionately reduced consumer demand for our products, which represent relatively discretionary spending and have an adverse effect on our liquidity and profitability.

Since purchases of our merchandise are dependent upon discretionary spending by our guests, our financial performance is sensitive to changes in overall economic conditions that affect consumer spending. Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. A general or perceived slowdown in the United States, Canadian or U.K. economies or uncertainty as to the economic outlook could reduce discretionary spending or cause a shift in consumer discretionary spending to other products. Any of these factors would likely cause us to delay or slow our expansion plans, result in lower net sales and could also result in excess inventories, which could, in turn, lead to increased merchandise markdowns and related costs associated with higher levels of inventory and adversely affect our liquidity and profitability.

Our market share may be adversely impacted at any time by a significant number of competitors.

We operate in a highly competitive environment characterized by low barriers to entry. We compete against a diverse group of competitors. Because we are mall-based, we see our competition as those mall-based retailers that compete for prime mall locations, including various apparel, footwear and specialty retailers. We also compete with toy retailers, such as Wal-Mart, Toys "R" Us, Target, Kmart and Sears and other discount chains, as well as with a number of manufacturers that sell plush toys in the United States and Canada, including, but not limited to, Ty, Fisher Price, Mattel, Ganz, Russ Berrie, Applause, Boyd's, Hasbro, Commonwealth, Gund and Vermont Teddy Bear. Since we offer our guests an experience as well as merchandise, we also view our competition as any company that competes for our guests' time and entertainment dollars, such as movie theaters, restaurants, amusement parks and arcades. In addition, there are several small companies that operate "make your own" teddy bear and stuffed animal experiences in retail stores and kiosks. Although we believe that currently none of these companies offers the breadth and depth of the Build-A-Bear Workshop products and experience, we cannot assure you that they will not compete directly with us in the future.

Many of our competitors have longer operating histories, significantly greater financial, marketing and other resources, and greater name recognition. We cannot assure you that we will be able to compete successfully with them in the future, particularly in geographic locations that represent new markets for us. If we fail to compete successfully, our market share and results of operations could be materially and adversely affected.

We also believe that there is an emerging trend within children's play patterns towards internet and online play. In 2006, kids aged 2 to 11 spent an average of 9 hours and 24 minutes per week on line which was an increase of over 40% from 2003. By kindergarten, 32% of kids have used the internet and the largest group of new users of the internet is kids age 2 to 5. Emarketer.com recently reported that 16% of internet users age 3-17 visited a virtual world website in 2006 which is expected to grow to 53% over the next five years. Therefore, we believe we compete with other companies and internet sites that vie for children's attention in the online space including webkinz.com, clubpenguin.com and neopets.com. A growing number of traditional children's toy and entertainment companies have also developed their own virtual world online play sites including Barbie.com, be-bratz.com and virtualmagickingdom.com. We cannot assure you that children's preferences for our products will remain strong nor that our online website for children, buildabearville.com™, will be successful in attracting children to our brand. If children decide to engage with other products or websites, our sales will be negatively impacted and our results will be materially impacted.

We may not realize some of the expected benefits of the acquisition of Amsbra and The Bear Factory, and the inclusion of France as a company-owned country.

In April 2006, we acquired The Bear Factory Limited, a stuffed animal retailer in the U.K. owned by The Hamleys Group Limited and Amsbra Limited, our former U.K. franchisee. Both The Bear Factory and Amsbra had losses in 2006, 2005 and prior fiscal years. In 2007, we terminated our French franchise agreement and opened our first company-owned stores in France. Although we believe that we can realize benefits from these operations as part of our larger company through marketing, product and store execution practices, we may be unable to do so on a consistent basis. In particular, we may be unable to successfully leverage our purchasing power and expertise, and may be unable to raise sales levels sufficiently to generate benefits. In addition, other than Canada, we had not directly operated non-U.S. businesses, prior to 2006, and we face business, regulatory and cultural differences from our domestic business, such as economic conditions in the U.K. and France, changes in foreign government policies and regulations in the U.K. and France and potential restrictions on the right to convert and repatriate currency, as well as other risks that we may not anticipate. We also face difficulties realizing benefits in the U.K. and France because we have less brand awareness than in the U.S., face higher labor and rent costs, and have different holiday schedules.

Our leases in the United Kingdom and Ireland also typically contain provisions requiring rent reviews every five years in which the base rent that we pay is adjusted to current market rates. These rent reviews require that base rents cannot be reduced if market conditions have deteriorated but can be changed "upwards only". We may be required to pay base rents that are significantly higher than we have forecast. For example, past rent reviews have resulted in increases as high as 40% in select locations within the UK. Additionally, leases in France may require us to pay an entry fee to the landlord or make key money payments to secure lease assignments from current tenants. French leases also are subject to annual indexation increases that are typically tied to French economic metrics. We may not be able to operate store locations profitably because of these economic differences.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

The success of our business depends upon our senior management closely supervising all aspects of our business, in particular the operation of our stores and the design, procurement and allocation of our merchandise. Also, because guest service is a defining feature of the Build-A-Bear Workshop corporate culture, we must be able to hire and train qualified managers and Bear Builder associates to succeed. The loss of certain key employees, including Maxine Clark, our founder and Chief Executive Bear, or other members of our senior management, our inability to attract and retain other qualified key employees or a labor shortage that reduces the pool of qualified store associates could have a material adverse effect on our business, financial condition and results of operations. We generally do not maintain key person insurance with respect to our executives, management or other personnel, except for limited coverage of our Chief Executive Bear, which we do not believe would be sufficient to completely protect us against losses we may suffer if her services were to become unavailable to us in the future.

We rely on a few vendors to supply substantially all of our merchandise, and any disruption in their ability to deliver merchandise could harm our ability to source products and supply inventory to our stores.

We do not own or operate any manufacturing facilities. We purchased approximately 84% in fiscal 2007, approximately 83% of our merchandise in fiscal 2006 and approximately 86% of our merchandise in fiscal 2005, from three vendors. These vendors in turn contract for our orders with multiple manufacturing facilities for the production of merchandise. Our relationships with our vendors generally are on a purchase order basis and do not provide a contractual obligation to provide adequate supply, quality or acceptable pricing on a long-term basis. Our vendors could discontinue sourcing merchandise for us at any time. If any of our significant vendors were to discontinue their relationship with us, or if the factories with which they contract were to suffer a disruption in their production, we may be unable to replace the vendors in a timely manner, which could result in short-term disruption to our inventory flow as we transition our orders to new vendors or factories which could, in turn, disrupt our store operations and have an adverse effect on our business, financial condition and results of operations.

Our merchandise is manufactured by foreign manufacturers and we transact business in various foreign countries; therefore the availability and costs of our products, as well as our product pricing, may be negatively affected by risks associated with international manufacturing and trade and foreign currency fluctuations.

We purchase our merchandise from domestic vendors who contract with manufacturers in foreign countries, primarily in China. Any event causing a disruption of imports, including the imposition of import restrictions or labor strikes or lockouts, could adversely affect our business. For example, in fiscal 2002, we experienced disruption to our import of merchandise as well as increased shipping costs associated with a dock-worker labor dispute. The flow of merchandise from our vendors could also be adversely affected by financial or political instability in any of the countries in which the goods we purchase are manufactured, especially China, if the instability affects the production or export of merchandise from those countries. Trade restrictions in the form of tariffs or quotas, or both, applicable to the products we sell could also affect the importation of those products and could increase the cost and reduce the supply of products available to us. In addition, decreases in the value of the U.S. dollar against foreign currencies, particularly the Chinese renminbi, could increase the cost of products we purchase from overseas vendors. The pricing of our products in our stores may also be affected by changes in foreign currency rates and require us to make adjustments which would impact our revenue and profit in various markets.

We rely on a single company-owned distribution center to service the majority of our stores in North America, we may be unable to realize the anticipated benefits from our company-owned distribution center and our third-party distribution center providers used in Canada and Europe may perform poorly.

The efficient operation of our stores is dependent on our ability to distribute merchandise to locations throughout the United States, Canada and Europe in a timely manner. Before 2006, we had relied on third parties to manage all of the warehousing and distribution aspects of our business and continue to rely on them for a portion of our operations in Canada and Europe. In September 2006, we completed construction of a 350,000-square-foot distribution center in Groveport, Ohio. We rely on this company-owned distribution center to receive, store and distribute merchandise for the majority of our North America stores. Any significant interruption in the operation of the distribution center due to natural disasters and severe weather, as well as events such as fire, accidents, power outages, system failures or other unforeseen causes could damage a significant portion of our inventory. These factors may also impair our ability to adequately stock our stores and could increase our costs associated with our supply chain. Although we have added key personnel with experience in the management of warehouses and distribution centers, we do not have extensive experience in this area, and we may not be able to manage these functions as well as third party providers, which could disrupt our business. Even if we are able to manage this aspect of our business effectively, we may not realize all of the cost efficiencies and other benefits we currently expect from owning and operating the Groveport distribution center, which would adversely affect our results of operations.

If we are unable to renew or replace our store leases or enter into leases for new stores on favorable terms, or if we violate any of the terms of our current leases, our growth and profitability could be harmed.

We lease all of our store locations. The majority of our store leases contain provisions for base rent plus percentage rent based on sales in excess of an agreed upon minimum annual sales level. A number of our leases include a termination provision which applies if we do not meet certain sales levels during a specified period, typically in the third to fourth year of the lease. In addition, most of our leases will expire within the next ten years and generally do not contain options to renew. Furthermore, some of these leases contain various restrictions relating to change of control of our company. Our leases also subject us to risks relating to compliance with changing mall rules and the exercise of discretion by our landlords on various matters within the malls. In addition, the lease for our store in the DOWNTOWN DISNEY® District at the DISNEYLAND® Resort in Anaheim, California provides that the landlord may terminate the lease at any time, subject to the payment of an early termination fee. As a result, we cannot assure you that the landlord will not exercise its right to terminate this lease.

In addition, most of our leases will expire within the next ten years and our initial leases are near completion and do not contain options to renew. We may not be offered a lease renewal by our landlord, may not be able to renew leases under favorable economic terms or maintain our existing store location thereby requiring additional capital expenditure to move the store location within the mall. Those locations may be in parts of the mall that have less traffic or be positioned further from our desired co-tenants and our ongoing sales and profitability results may be negatively affected.

We may suffer negative publicity or be sued if the manufacturers of our merchandise violate labor laws or engage in practices that our guests believe are unethical, or if our products are recalled or cause injuries.

We rely on our sourcing personnel to select manufacturers with legal and ethical labor practices, but we cannot control the business and labor practices of our manufacturers. If one of these manufacturers violates labor laws or other applicable regulations or is accused of violating these laws and regulations, or if such a manufacturer engages in labor or other practices that diverge from those typically acceptable in the United States, we could in turn experience negative publicity or be sued.

We may suffer negative publicity or be sued if the manufacturers of our merchandise ship any products that do not meet current safety standards or production requirements.

Although we require our manufacturers to meet specific product safety standards and submit our products for testing, we cannot control the materials used by our manufacturers. If one of these manufacturers ships merchandise that does not meet our required standards, we could in turn experience negative publicity or be sued.

Many of our products are used by small children and infants who may be injured from usage. We may decide or be required to recall products or be subject to claims or lawsuits resulting from injuries. For example, in January 2003 we voluntarily recalled a product due to a possible safety issue, for which a vendor reimbursed us for certain related expenses. Negative publicity in the event of any recall or if any children are injured from our products could have a material adverse effect on sales of our products and our business, and related recalls or lawsuits with respect to such injuries could have a material adverse effect on our financial position. Although we currently have liability insurance, we cannot assure you that it would cover product recalls and we face the risk that claims or liabilities will exceed our insurance coverage. Furthermore, we may not be able to maintain adequate liability insurance in the future.

Portions of our business are subject to privacy and security risks. If we improperly obtain, or are unable to protect, information from our guests, in violation of privacy or security laws or expectations, we could be subject to liability and damage to our reputation.

In addition to serving as an online sales portal, our website, *www.buildabear.com*, features children's games, e-cards and printable party invitations and thank-you notes, and provides an opportunity for children under the age of 13 to sign up, with the consent of their parent or guardian, to receive our online newsletter. We currently obtain and retain personal information about our website users. In addition, we obtain personal information about our guests as part of their registration in our Find-A-Bear® identification system. Federal, state and foreign governments have enacted or may enact laws or regulations regarding the collection and use of personal information, with particular emphasis on the collection of information regarding minors. Such regulations include or may include requirements that companies establish procedures to:

- give adequate notice regarding information collection and disclosure practices;

- allow consumers to have personal information deleted from a company's database;
- provide consumers with access to their personal information and the ability to rectify inaccurate information;
- obtain express parental consent prior to collecting and using personal information from children; and
- comply with the Federal Children's Online Privacy Protection Act.

Such regulation may also include enforcement and redress provisions. While we have implemented programs and procedures designed to protect the privacy of people, including children, from whom we collect information, and our website is designed to be fully compliant with the Federal Children's Online Privacy Protection Act, there can be no assurance that such programs will conform to all applicable laws or regulations.

We have a stringent privacy policy covering the information we collect from our guests and have established security features to protect our guest database and website. However, our security measures may not prevent security breaches. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. If third persons were able to penetrate our network security and gain access to, or otherwise misappropriate, our guests' personal information, it could harm our reputation and, therefore, our business and we could be subject to liability. Such liability could include claims for misuse of personal information or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources. In addition, because our guest database primarily includes personal information of young children and young children frequently interact with our website, we are potentially vulnerable to charges from parents, children's organizations, governmental entities, and the media of engaging in inappropriate collection, distribution or other use of data collected from children. Such charges could adversely impact guest relationships and ultimately cause a decrease in net sales and also expose us to litigation and possible liability.

Our virtual world website, primarily for children, buildabearville.com™, allows social interaction between users. While we have security features and chat monitoring, our security measures may not protect users' identities and our online safety measures may be questioned which may result in negative publicity or a decrease in visitors to our site. If site users act inappropriately or seek unauthorized contact with other users of the site, it could harm our reputation and, therefore, our business and we could be subject to liability. Internet privacy is a rapidly changing area and we may be subject to future requirements and legislature that are costly to implement and negatively impact our results.

We may fail to renew, register or otherwise protect our trademarks or other intellectual property and may be sued by third parties for infringement or, misappropriation of their proprietary rights, which could be costly, distract our management and personnel and which could result in the diminution in value of our trademarks and other important intellectual property.

Other parties have asserted in the past, and may assert in the future, trademark, patent, copyright or other intellectual property rights that are important to our business. We cannot assure you that others will not seek to block the use of or seek monetary damages or other remedies for the prior use of our brand names or other intellectual property or the sale of our products or services as a violation of their trademark, patent or other proprietary rights. Defending any claims, even claims without merit, could be time-consuming, result in costly settlements, litigation or restrictions on our business and damage our reputation.

In addition, there may be prior registrations or use of intellectual property in the U.S. or foreign countries for similar or competing marks or other proprietary rights of which we are not aware. In all such countries it may be possible for any third party owner of a national trademark registration or other proprietary right to enjoin or limit our expansion into those countries or to seek damages for our use of such intellectual property in such countries. In the event a claim against us were successful and we could not obtain a license to the relevant intellectual property or redesign or rename our products or operations to avoid infringement, our business, financial condition or results of operations could be harmed. Securing registrations does not fully insulate us against intellectual property claims, as another party may have rights superior to our registration or our registration may be vulnerable to attack on various grounds.

Our profitability could be adversely affected by high petroleum products prices.

The profitability of our business depends to a certain degree upon the price of petroleum products, both as a component of the transportation costs for delivery of inventory from our vendors to our stores and as a raw material used in the production of our animal skins. Petroleum prices have recently risen to historic or near historic highs. For example, our results in fiscal 2007 were impacted by fuel surcharges due to higher petroleum products prices. We are unable to predict what the price of crude oil and the resulting petroleum products will be in the future. We may be unable to pass along to our customers the increased costs that would result from higher petroleum prices. Therefore, any such increase could have an adverse impact on our business and profitability.

RISKS RELATED TO OWNING OUR COMMON STOCK

Fluctuations in our quarterly results of operations could cause the price of our common stock to substantially decline.

Retailers generally are subject to fluctuations in quarterly results. Our operating results for one period may not be indicative of results for other periods, and may fluctuate significantly due to a variety of factors, including:

- the timing of new store openings and related expenses;
- the profitability of our stores;
- increases or decreases in comparable store sales;
- the timing and frequency of our marketing initiatives;
- changes in general economic conditions and consumer spending patterns;
- changes in consumer preferences;
- the continued introduction and expansion of merchandise offerings;
- the effectiveness of our inventory management;
- actions of competitors or mall anchors and co-tenants;
- seasonal shopping patterns, including whether the Easter holiday occurs in the first or second quarter and other vacation schedules;
- the timing and frequency of national media appearances and other public relations events; and
- weather conditions.

If our future quarterly results fluctuate significantly or fail to meet the expectations of the investment community, then the market price of our common stock could decline substantially.

Our certificate of incorporation and bylaws and Delaware law contain provisions that may prevent or frustrate attempts to replace or remove our current management by our stockholders, even if such replacement or removal may be in our stockholders' best interests.

Our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. These provisions:

- restrict various types of business combinations with significant stockholders;
- provide for a classified board of directors;
- limit the right of stockholders to remove directors or change the size of the board of directors;
- limit the right of stockholders to fill vacancies on the board of directors;
- limit the right of stockholders to act by written consent and to call a special meeting of stockholders or propose other actions;
- require a higher percentage of stockholders than would otherwise be required to amend, alter, change or repeal our bylaws and certain provisions of our certificate of incorporation; and
- authorize the issuance of preferred stock with any voting rights, dividend rights, conversion privileges, redemption rights and liquidation rights and other rights, preferences, privileges, powers, qualifications, limitations or restrictions as may be specified by our board of directors.

These provisions may:

- discourage, delay or prevent a change in the control of our company or a change in our management, even if such change may be in the best interests of our stockholders;
- adversely affect the voting power of holders of common stock; and
- limit the price that investors might be willing to pay in the future for shares of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

STORES

As of December 29, 2007, we operated 272 retail stores located primarily in major malls throughout the United States and Canada, 45 stores located in the United Kingdom, three stores in France and one store in Ireland. Our mall-based stores generally range in size from 2,000 to 4,000 gross square feet and average approximately 2,600 square feet, while our tourist location stores currently range up to 7,000 square feet and our flagship store in New York City is approximately 20,000 square feet. Our stores are highly visual and colorful featuring a teddy bear theme and larger than life details including a "sentry bear" at the front entry, custom-designed fixtures as well as a customized Build-A-Bear Workshop® tile logo in our entryway. Our stores are designed to be open and inviting so that guests can fully immerse in the shopping experience and actively participate in the creation and customization of their purchase. Our typical store features two stuffing machines, five Name Me computer stations and numerous displays of fully-dressed stuffed animals throughout the store. We select malls and make site selections within the mall based upon demographic analysis, market research, site visits and mall dynamics as well as a proprietary forecasting model that projects a potential location's first year sales. We have identified a significant number of target sites that meet our criteria for new stores in new and existing markets. We seek to locate our mall-based stores in areas with maximum customer traffic, often near to or in the center of the mall, as well as offering adjacencies to other children, teen and family retailers. After we approve a site, it typically takes approximately 25 weeks to finalize the lease, design the layout, build out the site, hire and train associates, and stock the store for opening.

We lease all of our store locations. Due to our attraction as a family-oriented entertainment destination concept with high net sales per gross square foot that, in fiscal 2007, generally exceeded the average for the malls in which we operated, we have received numerous requests from mall owners and developers to locate a Build-A-Bear Workshop store in their malls. We believe that we generally have negotiated favorable lease terms including provisions providing for exclusivity of operation of our concept in the mall.

Most of our leases have an initial term of ten years and do not have renewal options or clauses although our leases in the UK and France are typically covered by laws and legislature that give us priority rights of renewal. A number of our leases provide a lease termination or "kick out" option, which may be mutual, allowing either party to exercise the option in a pre-determined year or years, typically the third or fourth year of the lease, if we do not meet certain agreed upon minimum sales levels. In addition, our leases typically require us to pay personal property taxes, our pro rata share of real property taxes of the shopping mall, our own utilities, repairs and maintenance in our store, a pro rata share of the malls' common area maintenance and, in some instances, merchant association fees and media fund contributions. Most of our leases in North America also require the payment of a fixed minimum rent as well as percentage rent based on sales in excess of agreed upon minimum annual sales levels. Our leases in the United Kingdom and Ireland typically have rent reviews every five years in which the base rental rate is adjusted to current market rates if they are higher than the original rent agreed. Leases in France may require us to pay an entry fee to the landlord or make key money payments to secure lease assignments from current tenants. French leases also are subject to annual indexation increases that are typically tied to French economic metrics.

Following is a list of our 321 company-owned stores in the United States, Canada, the United Kingdom, Ireland and France as of December 29, 2007:

State	Number of Stores	State	Number of Stores
United States			
Alabama	4	Missouri	7
Alaska	1	Montana	1
Arizona	5	Nebraska	1
Arkansas	3	Nevada	4
California	26	New Hampshire	2
Colorado	6	New Jersey	12
Connecticut	5	New Mexico	1
Delaware	1	New York	13
Florida	18	North Carolina	8
Georgia	7	Ohio	10
Hawaii	1	Oklahoma	2
Idaho	1	Oregon	3
Illinois	8	Pennsylvania	11
Indiana	7	Puerto Rico	1
Iowa	3	Rhode Island	1
Kansas	2	South Carolina	3
Kentucky	3	Tennessee	6
Louisiana	3	Texas	19
Maine	2	Utah	3
Maryland	5	Virginia	8
Massachusetts	9	Washington	5
Michigan	4	West Virginia	1
Minnesota	2	Wisconsin	5
Mississippi	1		
Canada			
Alberta	2	Nova Scotia	1
British Columbia	3	Ontario	8
Manitoba	1	Quebec	3
United Kingdom			
England	38	Wales	1
Scotland	6		
Ireland	1		
France	3		

NON-STORE PROPERTIES

In addition to leasing all of our store locations, we lease approximately 59,000 square feet for our corporate headquarters, or World Bearquarters, in St. Louis, Missouri. Our World Bearquarters houses our corporate staff, our call center and our on-site training facilities. The lease was amended, effective January 1, 2008 with a five-year term, and may be extended for two additional five-year terms. In 2007, our web fulfillment site moved to our company-owned warehouse and distribution center.

In the United Kingdom, we lease approximately 2,000 square feet for our regional headquarters, or U.K. Bearquarters, in Windsor, England. The lease commenced on August 2003. The lease can be terminated at any time by either party giving notice of termination six months prior to cancellation.

In September 2006, we completed construction of a company-owned warehouse and distribution center, or Bearhouse, in Groveport, Ohio. The facility is approximately 350,000 square feet.

ITEM 3. LEGAL PROCEEDINGS

From time to time we are involved in ordinary routine litigation typical for companies engaged in our line of business. We are involved in several court actions seeking to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. As of the date of this annual report on Form 10-K, we are not involved in any pending legal proceedings that we believe would be likely to have a material adverse effect on our financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders in the fourth quarter of fiscal 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol "BBW." Our common stock commenced trading on the NYSE on October 28, 2004. The following table sets forth the high and low sale prices of our common stock for the periods indicated.

	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First Quarter	**$31.50**	**$22.00**	$32.57	$26.80
Second Quarter	**$31.19**	**$22.10**	$32.90	$20.87
Third Quarter	**$26.24**	**$15.10**	$24.44	$19.65
Fourth Quarter	**$19.98**	**$13.76**	$32.08	$21.71

As of March 7, 2008, the number of holders of record of the Company's common stock totaled approximately 1,260.

PERFORMANCE GRAPH

The following performance graph compares the 38-month cumulative total stockholder return of the Company's common Stock, with the cumulative total return on the Russell 2000® Index and an SEC-defined peer group of companies identified as SIC Code 5600-5699 (the "Peer Group"). The Peer Group consists of companies whose primary business is the operation of apparel and accessory retail stores. Build-A-Bear Workshop® is not strictly a merchandise retailer and there is a strong interactive, entertainment component to the Company's business which differentiates it from retailers in the Peer Group. However, in the absence of any other readily identifiable peer group, we believe the use of the Peer Group is appropriate.

The performance graph starts with the Company's initial public offering on October 28, 2004 and ends on December 28, 2007, the last trading day prior to December 29, 2007, the end of the Company's fiscal 2007. The graph assumes that $100 was invested on October 28, 2004 in each of the Company's common stock, the Russell 2000® Index and the Peer Group, and that all dividends were reinvested.

These indices are included only for comparative purposes as required by Securities and Exchange Commission rules and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the Common Stock. They are not intended to forecast the possible future performance of the Common Stock.

COMPARISON OF 38 MONTH CUMULATIVE TOTAL RETURN*


■ Build-A-Bear Workshop, Inc.
△ The Russell 2000 Index
○ A Peer Group
$150
$100
$50
Oct. Dec. 2004
Dec. 2005
Dec. 2006
Dec. 2007

	Oct. 2004	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007
■	100.00	140.32	118.32	111.86	55.69
△	100.00	115.98	116.62	138.04	135.88
○	100.00	105.69	121.98	137.78	107.16

* $100 invested on 10/28/04 in stock or index-including reinvestment of dividends.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid Per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Dec. 31, 2006 – Jan. 27, 2007	–	N/A	–	–
Jan. 28, 2007 – Feb. 24, 2007(1)	30,000	$27.54	30,000	$24,173,677
Feb. 25, 2007 – March 31, 2007(1)(2)	164,093	$26.34	146,500	$20,333,516
Apr. 1, 2007 – Apr. 28, 2007	–	N/A	–	–
Apr. 29, 2007 – May 26, 2007	–	N/A	–	–
May 27, 2007 – June 30, 2007(2)	208	$29.92	–	–
Jul. 1, 2007 – Jul. 28, 2007	–	N/A	–	–
Jul. 29, 2007 – Aug. 25, 2007	–	N/A	–	–
Aug. 26, 2007 – Sep. 29, 2007(2)	1,604	$16.46	–	–
Sep. 30, 2007 – Oct. 27, 2007	–	N/A	–	–
Oct. 28, 2007 – Nov. 24, 2007	–	N/A	–	–
Nov. 25, 2007 – Dec. 29, 2007	–	N/A	–	–
Total	195,905	$26.45	176,500	$20,333,516

(1) On February 20, 2007, we announced a $25 million share repurchase program of our outstanding common stock over the next twelve months. The program was authorized by our board of directors. Purchases may be made in the open market or in privately negotiated transactions, with the level and timing of activity depending on market conditions, other investment opportunities, and other factors. Purchases may be increased, decreased or discontinued at any time without notice. Shares purchased under the program were subsequently retired.

(2) Represents shares of our common stock delivered to us in satisfaction of the tax withholding obligation of holders of restricted shares which vested during the quarter. Our equity incentive plans provide that the value of shares delivered to us to pay the withheld to cover tax obligations is calculated as the average of the high and low trading price of our common stock on the date the relevant transaction occurs.

On February 20, 2007, we announced a $25 million share repurchase program of our outstanding common stock over the next twelve months. The program was authorized by our board of directors. Purchases may be made in the open market or in privately negotiated transactions, with the level and timing of activity depending on market conditions, other investment opportunities, and other factors. Purchases may be increased, decreased or discontinued at any time without notice. As of March 7, 2008, approximately 176,500 shares at an average price of $26.44 per share have been repurchased under this program.

On March 10, 2008, we announced an expanded share repurchase program. Under this expanded share repurchase program, we currently intend to purchase up to $50 million of our common stock in the open market (including through 10b5-1 trading plans), through privately negotiated transactions, or through an accelerated repurchase transaction. The primary source of funding for the program is expected to be cash on hand. The timing and amount of share repurchases, if any, will depend on price, market conditions, applicable regulatory requirements, and other factors. The program authorizes the Company to repurchase shares over the next 12 months, does not require us to repurchase any specific number of shares, and may be modified, suspended or terminated at any time without prior notice. Shares repurchased under the program will be subsequently retired.

RECENT SALES OF UNREGISTERED SECURITIES

There were no sales of unregistered securities during the fourth quarter of fiscal 2007.

DIVIDEND POLICY

We paid a special $10.0 million cash dividend to our stockholders in August 2004. We anticipate that we will retain any future earnings to support operations and to finance the growth and development of our business, and we do not expect, at this time, to pay cash dividends in the future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects and other factors that the board of directors may deem relevant. Additionally, under our credit agreement, we are prohibited from declaring dividends without the prior consent of our lender, subject to certain exceptions, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

ITEM 6. SELECTED FINANCIAL DATA

Throughout this annual report on Form 10-K, we refer to our fiscal years ended December 29, 2007, December 30, 2006, December 31, 2005, January 1, 2005 and January 3, 2004, as fiscal years 2007, 2006, 2005, 2004, and 2003, respectively. Our fiscal year consists of 52 or 53 weeks, and ends on the Saturday nearest December 31 in each year. Fiscal years 2007, 2006, 2005, and 2004 included 52 weeks and fiscal year 2003 included 53 weeks. All of our fiscal quarters presented in this annual report on Form 10-K included 13 weeks. When we refer to our fiscal quarters, or any three month period ending as of a specified date, we are referring to the 13-week period prior to that date.

The following table sets forth, for the periods and dates indicated, our selected consolidated financial and operating data. The balance sheet data as of December 29, 2007 and December 30, 2006 and the statement of operations and other financial data for our fiscal years ended December 29, 2007, December 30, 2006 and December 31, 2005 are derived from our audited financial statements included elsewhere in this annual report on Form 10-K. The balance sheet data as of December 31, 2005, January 1, 2005 and January 3, 2004, and the statement of operations and other financial data for our fiscal years ended January 1, 2005 and January 3, 2004 are derived from our audited consolidated financial statements that are not included in this annual report on Form 10-K. You should read our selected consolidated financial and operating data in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this annual report on Form 10-K.

(Dollars in thousands, except share, per share and per gross square foot data)	Fiscal Year 2007	2006	2005	2004	2003
Statement of income data:					
Total revenues	$ **474,361**	$ 437,072	$ 361,809	$ 301,662	$ 213,672
Costs and expenses:					
Cost of merchandise sold	**259,078**	227,509	180,373	150,903	115,845
Selling, general and administrative	**177,375**	158,712	133,921	115,939	81,533
Store preopening	**4,416**	3,958	4,812	2,186	3,859
Interest expense (income), net	**(1,531)**	(1,530)	(1,710)	(299)	(58)
Total costs and expenses	**439,338**	388,649	317,396	268,729	201,179
Income before income taxes	**35,023**	48,423	44,413	32,933	12,493
Income tax expense	**12,514**	18,933	17,099	12,934	4,875
Net income	**22,509**	29,490	27,314	19,999	7,618
Cumulative dividends and accretion of redeemable preferred stock	**—**	—	—	1,262	1,970
Cumulative dividends on nonredeemable preferred stock	**—**	—	—	263	455
Net income available to common and participating preferred stockholders	$ **22,509**	$ 29,490	$ 27,314	$ 18,474	$ 5,193
Net income allocated to common stockholders	$ **22,509**	$ 29,490	$ 27,314	$ 8,519	$ 116
Net income allocated to participating preferred stockholders	$ **—**	$ —	$ —	$ 9,955	$ 5,077
Earnings per common share:					
Basic	$ **1.11**	$ 1.46	$ 1.38	$ 2.30	$ 0.53
Diluted	$ **1.10**	$ 1.44	$ 1.35	$ 1.07	$ 0.43
Shares used in computing common per share amounts:					
Basic	**20,256,847**	20,169,814	19,735,067	3,702,365	217,519
Diluted	**20,448,793**	20,468,256	20,229,978	18,616,435	17,546,348
Other financial data:					
Gross margin ($)(1)	$ **209,090**	$ 205,063	$ 178,528	$ 149,566	$ 97,582
Gross margin (%)(1)	**44.7%**	47.4%	49.7%	49.8%	45.7%
Capital expenditures, net(2)	$ **37,235**	$ 54,036	$ 32,652	$ 17,732	$ 26,835
Depreciation and amortization	**26,292**	22,394	17,592	14,948	12,840
Cash flow data:					
Cash flows provided by operating activities	$ **56,374**	$ 53,035	$ 54,642	$ 48,527	$ 31,770
Cash flows used in investing activities	**(40,938)**	(93,772)	(37,077)	(17,732)	(27,035)
Cash flows (used in) provided by financing activities	**(3,052)**	3,537	6,058	15,931	—
Cash dividends declared per common share	$ **—**	$ —	$ —	$ 0.55	$ —
Store data (3):					
Number of stores at end of period					
North America	**272**	233	200	170	150
Europe	**49**	38	—	—	—
Total Stores	**321**	271	200	170	150
Square footage at end of period					
North America	**810,208**	712,299	615,194	514,341	461,982
Europe	**72,188**	56,701	—	—	—
Total square footage	**882,396**	769,000	615,194	514,341	461,982
Average net retail sales per store(5)(6)	$ **1,576**	$ 1,761	$ 1,864	$ 1,857	$ 1,605
Net retail sales per gross square foot(6)(7)	$ **516**	$ 573	$ 615	$ 602	$ 502
Comparable store sales change (%)(8)	**(9.9)%**	(6.5)%	(0.2)%	18.1%	(15.9)%
Balance sheet data:					
Cash and cash equivalents	$ **66,261**	$ 53,109	$ 90,950	$ 67,327	$ 20,601
Working capital	**36,439**	28,731	66,646	48,000	10,463
Total assets	**339,531**	305,170	246,108	189,237	128,210
Redeemable preferred stock	**—**	—	—	—	37,890
Total stockholders' equity	**193,608**	170,443	130,357	95,510	19,845

(1) Gross margin represents net retail sales less cost of merchandise sold. Gross margin percentage represents gross margin divided by net retail sales.

(2) Capital expenditures, net consist of leasehold improvements, furniture and fixtures, computer equipment and software purchases, as well as trademarks, intellectual property, key money deposits and deferred leasing fees.

(3) Excludes our webstore and seasonal and event-based locations.

(4) Square footage for stores located in Europe is estimated selling square footage and includes stores in the United Kingdom, Ireland and France.

(5) Average net retail sales per store represents net retail sales from stores open throughout the entire period divided by the total number of such stores and does not include European stores.

(6) When we refer to average net retail sales per store and net retail sales per gross square foot for any period, we include in those calculations only those stores that have been open for that entire period, and do not include our European stores.

(7) Net retail sales per gross square foot represents net retail sales from stores open throughout the entire period divided by the total gross square footage of such stores. European stores are not included.

(8) Comparable store sales percentage changes are based on net retail sales and stores are considered comparable beginning in their thirteenth full month of operation, and as such does not include European stores

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this annual report on Form 10-K. The following section is qualified in its entirety by the more detailed information, including our financial statements and the notes thereto, which appears elsewhere in this annual report on Form 10-K.

OVERVIEW

We are the leading, and only international, company providing a "make your own stuffed animal" interactive entertainment experience under the Build-A-Bear Workshop® brand, in which our guests stuff, fluff, dress, accessorize and name their own teddy bears and other stuffed animals. Our concept, which we developed for mall-based retailing, capitalizes on what we believe is the relatively untapped demand for experience-based shopping as well as the widespread appeal of stuffed animals. The Build-A-Bear Workshop experience appeals to a broad range of age groups and demographics, including children, teens, their parents and grandparents. As of December 29, 2007, we operated 272 stores in the United States and Canada, 46 stores in the United Kingdom and Ireland and three stores in France, and had 53 franchised stores operating in international locations under the Build-A-Bear Workshop brand. In addition to our stores, we market our products and build our brand through our "virtual world" website, buildabearville.com™, which complements our interactive shopping experience and positively enhances our core brand value, as well as our non-traditional store locations in Major League Baseball® ballparks, a location in a zoo, a location in a science center, and our presence at event-based locations through our mobile store.

On April 2, 2006, we acquired all of the outstanding shares of The Bear Factory Limited, a stuffed animal retailer in the United Kingdom, and Amsbra Limited, our former U.K. franchisee. The results of this acquisition's operations have been included in the consolidated financial statements since that date. In conjunction with those transactions, we obtained 40 retail locations in the United Kingdom and Ireland. Four of those locations closed during 2006. Of those four locations, two closed due to overlapping store locations in the Amsbra and Bear Factory portfolios, and the other two locations are concessions within department stores, which is a format that we have chosen not to continue at this point in the United Kingdom. We converted and rebranded 25 Bear Factory stores to Build-A-Bear Workshop stores in time for the 2006 holiday season, resulting in a unified company brand throughout the U.K. and Ireland. During the store conversion and rebranding process, stores were temporarily closed on average for 22 days while many of the costs to operate the stores continue. During 2007, the Company improved sales performance and adopted best practices in the areas of merchandising, marketing, purchasing and store operations, across the acquired store base, resulting in improved sales and earnings from the acquisition. Also in 2007, we terminated our French franchise agreement and opened our first company-owned stores in France.

We operate in three segments that share the same infrastructure, including management, systems, merchandising and marketing, and generate revenues as follows:

- Company-owned retail stores located in the United States, Canada, the United Kingdom, Ireland, and France, a webstore and seasonal, event-based locations;
- International stores operated under franchise agreements; and
- License arrangements with third parties which manufacture and sell to other retailers merchandise carrying the Build-A-Bear Workshop brand.

Selected financial data attributable to each segment for fiscal 2007, 2006, and 2005, are set forth in note 18 to our consolidated financial statements included elsewhere in this annual report on Form 10-K.

For a discussion of the key trends and uncertainties that have affected our revenues, income and liquidity, see the "— Revenues," "— Costs and Expenses" and "— Expansion and Growth Potential" subsections of this Overview.

We believe that we have developed an appealing retail store concept that averaged $1.6 million in fiscal 2007, $1.8 million in fiscal 2006 and $1.9 million in fiscal 2005 in net retail sales per store, for stores open for the entire year, not including our European stores. For a discussion of the changes in comparable store sales in fiscal years 2007, 2006 and 2005, see "— Revenues." Store contribution, which consists of income before income tax expense, interest, store depreciation and amortization, store preopening expense and general and administrative expense, excluding franchise fees, income from licensing activities and contribution from our webstore and seasonal event-based locations, as a percentage of net retail sales, excluding revenue from our webstore and seasonal and event-based locations, was 21.5% for fiscal 2007, 24.9% for fiscal 2006 and 26.8% for fiscal 2005. Total company net income as a percentage of total revenues was 4.7% for fiscal 2007, 6.8% for fiscal 2006, and 7.5% for fiscal 2005. See "— Non-GAAP Financial Measures" for a reconciliation of store contribution to net income. The store contribution of our average store, coupled with the fact that we have opened or acquired 213 company-owned stores in the United States, Canada the United Kingdom, Ireland and France since the beginning of fiscal 2003 have been the primary reasons for our net income increasing over the last five fiscal years. Net income declined in 2007 due primarily to the decrease in comparable store sales. As we have added stores and grown our sales volume, the quantities of merchandise and supplies we purchase have increased which has created economies of scale for our vendors allowing us to obtain reduced costs for these items and increase our merchandise margin. In 2007, merchandise margin improvement was more than offset by fixed occupancy cost deleverage due primarily to the decrease in comparable store sales.

In 2007 our results reflect the challenging retail environment — slowing economic growth, declining mall traffic, and slowing consumer spending – factors impacting many retailers and particularly our Company given the discretionary nature of our products and our experience. Our total store contribution declined, primarily due to a 9.9% decrease in comparable store sales; this decrease in total store contribution was partially offset by improved store contribution from our European operations and increased contribution from our franchising and licensing operations.

Our 2008 plan balances our long term business goals while recognizing the near term challenges of the retail environment. While our full market potential in North America remains more than 350 stores, we will slow new store growth in 2008 to approximately 20 new stores, down from 39 stores in 2007. Slowing new store growth allows us to refocus on our business and align all operations around our goals of new guest acquisition and guest retention aimed at improving our comparable stores sales performance, while also building our long term brand value with the addition of our virtual world, buildabearville.com™. Our brand strategy is to be wherever families and children go to have fun and our investment in buildabearville.com recognizes the emerging trend of kids' interaction and play in the online space. We believe we are strongly positioned to lead in this space with over 56 million stuffed animals sold and over 24 million households in our database. In addition to leveraging buildabearville.com to bring traffic to our stores, our ongoing marketing and merchandise plans balance initiatives to attract new guests and retain existing guests. We will enhance communications to our loyalty program members who today include nearly 6 million guests, and place emphasis on our product newness and collectability, a fundamental strength or our brand. We ended fiscal 2007 debt free and with $66 million in cash and cash equivalents after investing $37 million in new stores and other capital projects. While our near term sales trends reflect the continuing decline in consumer spending, we believe that our business plan, superior store contribution model, strong cash flow and flexible capital structure will deliver long term sales and earnings growth.

Following is a description and discussion of the major components of our statement of operations:

REVENUES

Net retail sales: Net retail sales are revenues from retail sales (including our webstore and other non-mall locations), are net of discounts, exclude sales tax, include shipping and handling costs billed to customers, and are recognized at the time of sale. Revenues from gift cards are recognized at the time of redemption. Our guests use cash, checks and third party credit cards to make purchases. We classify stores as new or comparable stores and do not include our webstore or seasonal, event-based locations in our store count or in our comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation and as such, European stores are not included for 2007. As of December 29, 2007, we operated nine friends 2B made® locations. All but one of these locations are inside or adjacent to a Build-A-Bear Workshop® store and share common store management, employees and infrastructure. Other than our stand-alone store in Ontario, California, these locations are considered expansions of the existing Build-A-Bear Workshop store and are not considered an addition to our total store count. The net retail sales of these expanded Build-A-Bear Workshop stores are excluded from comparable store sales calculations until the thirteenth full month of operation after the date of the expansion.

We have an automated frequent shopper program in the United States, the Stuff Fur Stuff® club, whereby guests enroll in the program and receive one point for every dollar or partial dollar spent and after reaching 100 points receive a $10 discount on a future purchase. This program was automated in July 2006 and replaced our former Buy Stuff®Club Program, which was a manual punch card system with limited tracking capability. The reward earned under the new program did not change. An estimate of the obligation related to the program, based on historical redemption rates, is recorded as deferred revenue and a reduction of net retail sales at the time of purchase. The deferred revenue obligation is reduced, and a corresponding amount is recognized in net retail sales, in the amount of and at the time of redemption of the $10 discount. We account for changes in the deferred revenue account at the total company level only. This is due to the fact that the frequent buyer discount can be earned or redeemed at any of our store locations. Therefore, when we refer to net retail sales by location, such as comparable stores or new stores, these amounts do not include any changes in the deferred revenue amount. See "— Critical Accounting Policies" for additional details on the accounting for the deferred revenue program.

We use net retail sales per gross square foot and comparable store sales as performance measures for our business. The following table details net retail sales per gross square foot by age of store for the periods presented:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Net retail sales per gross square foot[1][2]			
Store Age > 5 years	**$517**	$577	$623
Store Age 3-5 years	**$537**	$556	$593
Store Age < 3 years	**$497**	$592	$637
All comparable stores	**$516**	$573	$615

(1) Net retail sales per gross square foot represents net retail sales from stores open throughout the entire period divided by the total gross square footage

of such stores. European stores are excluded from the calculation. Calculated on an annual basis only.

(2) Excludes our webstore and seasonal and event-based locations.

The percentage increase (or decrease) in comparable store sales for the periods presented below is as follows:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Comparable store sales change (%)[1][2]			
Store Age > 5 years	(8.3)%	(5.2)%	4.0%
Store Age 3-5 years	(10.2)%	(6.3)%	(0.2)%
Store Age < 3 years	(13.0)%	(9.4)%	(3.3)%
Total comparable store sales change	(9.9)%	(6.5)%	(0.2)%

(1) Comparable store sales percentage changes are based on net retail sales and stores are considered comparable beginning in their thirteenth full month of operation. European stores are excluded from the calculation.

(2) Excludes our webstore and seasonal and event-based locations.

Our net retail sales per gross square foot are among the highest for specialty retailers. Historically, excluding 2007, as a group our younger stores have performed at the highest sales per square foot level, above the chain-wide average, despite experiencing comparable store sales pressures. In 2007, sales per square foot for our younger stores fell below the chain-wide average due to higher average square footage for this group of stores in fiscal 2007 as compared to fiscal 2006. Often our stores open with strong sales performance in their first year of operation and show comparable store sales declines in years two and three. Our older stores consistently perform the best on a comparable store sales basis and younger stores consistently generate the highest sales per square foot (except in 2007). New stores typically pay for themselves in their first year of operation.

Comparable store sales decreased by 9.9% in fiscal 2007 following a decrease of 6.5% in fiscal 2006. We believe these changes can be attributed primarily to the following factors:

- A decline in shopping mall customer traffic and consumer discretionary spending.
- Changes in media, online entertainment, children's media consumption, and play patterns, particularly for girls.
- Lower than expected customer purchases of select licensed movie products introduced in the fiscal 2007 second quarter.

Comparable store sales decreased by 6.5% in fiscal 2006 following a decrease of 0.2% in fiscal 2005. We believe these changes can be attributed primarily to the following factors:

- Changing customer preferences in 2006 contributed to the decline in comparable store sales. Our repeat customers, many of whom have built a sizable collection of Build-A-Bear Workshop® stuffed animals, have become more product discriminating. Additionally, in the fourth quarter of 2006, inventory shortfalls on products, specifically our special holiday animal Mumble, impacted store performance. Demand was greater than we had anticipated and coupled with our customer's changing preferences contributed to a fourth quarter negative comparable store sales decrease of 10.4%.
- In 2006, we saw improvement in our average transaction value per guest. However, there was a decline in customer traffic during fiscal 2006 compared to 2005.
- Due to the discretionary nature of our products, we believe that during much of 2006 comparable store sales were impacted by the more difficult macro economic conditions generally impacting customers.

Franchise fees: We receive an initial, one-time franchise fee for each master franchise agreement which is amortized to revenue over the life of the respective franchise agreement, which extend for periods up to 10 years. Master franchise rights are typically granted to a franchisee for an entire country or countries. Continuing franchise fees are based on a percentage of sales (generally 7.5%) made by the franchisees' stores and are recognized as revenue at the time of those sales.

As of December 29, 2007, we had 53 stores, including 22 opened and three closed in fiscal 2007, operating under franchise arrangements in the following countries:

Japan	8
Denmark	7
Australia	6
Thailand	5
Germany	4
South Africa	4
India	3
Norway	3
Russia	3
Other	10

On April 2, 2006, we acquired all of the outstanding shares Amsbra Limited, our former U.K. franchisee. Amsbra operated all 11 of the franchised Build-A-Bear Workshop stores located in the United Kingdom. Upon completion of the acquisition, all of the franchised locations in the United Kingdom became company-owned stores. Our Indian franchisee has informed us that it will discontinue its franchise agreement and close its three stores in 2008.

Licensing revenue: Licensing revenue is based on a percentage of sales made by licensees to third parties and is recognized at the time the product is shipped by the licensee or at the point of sale. We have entered into a number of licensing arrangements whereby third parties manufacture and sell to other retailers merchandise carrying the Build-A-Bear Workshop trademark.

COSTS AND EXPENSES

Cost of merchandise sold and gross margin: Cost of merchandise sold includes the cost of the merchandise, royalties paid to licensors of third party branded merchandise, store occupancy cost, including store depreciation, freight costs from the manufacturer to the store, cost of warehousing and distribution, packaging, damages and shortages, and shipping and handling costs incurred in shipment to customers. Gross margin is defined as net retail sales less the cost of merchandise sold.

Selling, general and administrative expense: These expenses include store payroll and benefits, advertising, credit card fees, and store supplies, as well as central office general and administrative expenses, including costs associated with the review of strategic alternatives, virtual world development costs, management payroll, benefits, stock-based compensation, travel, information systems, accounting, insurance, legal and public relations. These expenses also include depreciation and amortization of central office leasehold improvements, furniture, fixtures and equipment as well as the amortization of intellectual property costs.

Central office general and administrative expenses have grown over time in order to support the increased number of stores in operation and we believe will continue to grow as we add stores, but we expect this increase to be at a lower rate than the percentage increase in total revenues. Advertising increased significantly with the introduction in fiscal 2004 of our national television and online advertising campaign. We increased the level of advertising expense as a percentage of net retail sales in fiscal 2007 as compared to fiscal 2006 and maintained the level of expense as compared to fiscal 2005. We anticipate continuing our investment of 7.0% to 7.5% of total revenues in advertising programs during 2008. Other store expenses such as credit card fees and supplies historically have increased or decreased proportionately with net retail sales.

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R). The provisions of SFAS 123R require that all share-based payments to employees be recognized in the financial statements based on the fair value of the instruments issued. SFAS 123R requires the recognition of compensation expense related to instruments issued following adoption as well as the non-vested portion of instruments issued prior to adoption of the standard. After the adoption of SFAS 123R, we anticipate that our share-based employee compensation will primarily consist of the granting of non-vested stock which vests over a pre-determined period of time assuming continued employment. In the past, our share-based employee compensation consisted primarily of stock option awards which vested over a pre-determined period of time assuming continued employment. In 2006 we recorded stock-based compensation of approximately $2.1 million ($1.4 million net of taxes) in fiscal 2006 following the adoption of SFAS 123R. Of this amount, $0.2 million ($0.2 after tax) is attributable to the Company's adoption of SFAS 123R. This incremental expense from the adoption of SFAS 123R did not reduce basic or diluted earnings per share based upon the insignificance of the expense. The additional stock-based compensation expense not related to the adoption of SFAS 123R was related to the vesting of restricted stock awards. In 2005, we recorded stock based compensation of approximately $0.8 million ($0.5 million net of tax). In 2007, we recorded stock based compensation of approximately $3.0 million ($1.9 million net of tax).

Store preopening: Preopening costs are expensed as incurred and include store set-up, certain labor and hiring costs, and rental charges incurred prior to a store's opening.

EXPANSION AND GROWTH POTENTIAL

Company-owned stores: The number of Build-A-Bear Workshop stores in the United States, Canada, United Kingdom, Ireland and France for the last three fiscal years can be summarized as follows:

	Fiscal 2007	**Fiscal 2006**	**Fiscal 2005**
Beginning of period	**271**	200	170
U.K. Acquisition	**—**	40	—
Opened	**50**	35	30
Closed	**—**	(4)	—
End of period	**321**	271	200

On April 2, 2006 the Company acquired all of the outstanding shares of The Bear Factory Limited (Bear Factory), a stuffed animal retailer in the United Kingdom, and Amsbra Limited (Amsbra), the Company's former U.K. franchisee (collectively, the U.K. Acquisition). In conjunction with those transactions, we obtained 40 retail locations in the United Kingdom and Ireland. Four of those locations closed during 2006. Of those four locations, two closed due to overlapping store locations in the Amsbra and Bear Factory portfolios, and the other two locations are concessions within department stores, which is a format that we have chosen not to continue at this point in the United Kingdom. In 2006, we opened two new stores in the United Kingdom; in 2007, we expanded our European operations by adding five new stores in the United Kingdom and three new stores in France.

Other than the one stand alone store opened in 2006, the friends 2B made® stores are not included in the number of store openings in fiscal 2007, 2006 or 2005 as noted above but rather are considered expansions of Build-A-Bear Workshop stores. The friends 2B made merchandise is also offered from a separate display fixture in select Build-A-Bear Workshop stores.

In fiscal 2008, we anticipate opening approximately 20 Build-A-Bear Workshop stores in the United States and Canada and approximately five stores in Europe. We believe there is a market potential for at least 350 Build-A-Bear Workshop stores in the United States and Canada, 70 to 75 stores in the United Kingdom and Ireland and approximately 50 stores in France.

Non-store locations: In 2004 we began offering merchandise in seasonal, event-based locations such as Major League Baseball® ballparks. We expect to expand our future presence at select seasonal locations contingent on their availability. As of December 29, 2007 we had a total of four ballpark locations. We also opened up our first store in a science center during fiscal 2007 and our first store in a zoo during fiscal 2006. In 2008, we plan to open one new ballpark location at Nationals Park™, in Washington D.C. and plan to not reopen our ballpark location in Cincinnati.

International franchise revenue: Our first franchisee location was opened in November 2003. The number of international, franchised stores opened and closed for the periods presented below can be summarized as follows:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Beginning of period	**34**	30	12
U.K. Acquisition	**—**	(11)	—
Opened	**22**	15	18
Closed	**(3)**	—	—
End of period	**53**	34	30

As of December 29, 2007, we had 15 master franchise agreements, which typically grant franchise rights for a particular country or countries, covering 21 countries. We anticipate signing additional master franchise agreements in the future. We expect our current and future franchisees to open 15 to 20 stores in fiscal 2008, net of closures. We believe there is a market potential for approximately 300 franchised stores outside of the United States, Canada, the United Kingdom, Ireland and France. Our franchisee in India will discontinue its franchise agreement and close its three stores in 2008.

In April 2006, we acquired Amsbra Limited, our former franchisee in the United Kingdom. Amsbra owned all 11 franchised Build-A-Bear Workshop stores in the United Kingdom. Upon completion of the transaction, all of the franchised locations in the United Kingdom became company-owned stores.

Licensing revenue: In fiscal 2004, we began entering into license agreements pursuant to which we receive royalties on Build-A-Bear Workshop brand products. These agreements generated revenue of $2.6 million in 2007, $1.0 million in 2006 and $0.9 million in fiscal 2005. We anticipate entering into additional license agreements in the future.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statement of operation data expressed as a percentage of total revenues, except where otherwise indicated. Percentages will not total due to cost of merchandise sold being expressed as a percentage of net retail sales and rounding:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Revenues:			
Net retail sales	**98.7%**	99.0%	99.2%
Franchise fees	**0.8**	0.8	0.5
Licensing revenues	**0.6**	0.2	0.3
Total revenues	**100.0**	100.0	100.0
Costs and expenses:			
Cost of merchandise sold[1]	**55.3**	52.6	50.3
Selling, general and administrative	**37.4**	36.3	37.0
Store preopening	**0.9**	0.9	1.3
Interest expense (income), net	**(0.3)**	(0.4)	(0.5)
Total costs and expenses	**92.6**	88.9	87.7
Income before income taxes	**7.4**	11.1	12.3
Income tax expense	**2.6**	4.3	4.7
Net income	**4.7%**	6.7%	7.5%
Gross margin (%)[2]	**44.7%**	47.4%	49.7%

(1) Cost of merchandise sold is expressed as a percentage of net retail sales.

(2) Gross margin represents net retail sales less cost of merchandise sold. Gross margin percentage represents gross margin divided by net retail sales.

Fiscal Year Ended December 29, 2007 (52 weeks) Compared to Fiscal Year Ended December 30, 2006 (52 weeks)

Total revenues. Net retail sales increased to $468.2 million for fiscal 2007 from $432.6 million for fiscal 2006, an increase of $35.6 million, or 8.2%. Sales from new stores contributed a $48.7 million increase in net retail sales. Sales from European operations contributed a $26.3 million increase and internet sales contributed a $1.9 million increase. Included in net retail sales in fiscal 2006 is an adjustment to deferred revenue of $3.6 million, effective at the beginning of fiscal 2006, related to the assessment of redemption rates on our customer loyalty program. Offsetting these increases, comparable store sales decreased $37.6 million, or 9.9%.

Revenue from international franchise fees increased to $3.6 million for fiscal 2007 from $3.5 million for fiscal 2006, an increase of $0.1 million. This increase was primarily due to the addition of new franchisees and new franchised stores in fiscal 2007. Licensing revenue was $2.6 million in fiscal 2007 compared to $1.0 million in fiscal 2006. This increase was primarily due to the addition of new licensing agreements.

Gross margin. Gross margin increased to $209.1 million for fiscal 2007 from $205.1 million for fiscal 2006, an increase of $4.0 million, or 2.0%. As a percentage of net retail sales, gross margin decreased to 44.7% for fiscal 2007 from 47.4% for fiscal 2006, a decrease of 270 basis points as a percentage of net sales ('bps'). This decrease resulted primarily from higher occupancy costs in the U.S. and Canada as a percentage of net retail sales resulting from the decline in comparable store sales. Costs associated with the write-off of excess inventory quantities also contributed to the decline in gross margin as a percentage of net retail sales. Improved merchandise margins partially offset the decrease in gross margin percentage.

Selling, general and administrative. Selling, general and administrative expenses were $177.4 million for fiscal 2007 as compared to $158.7 million for fiscal 2006, an increase of $18.7 million, or 11.8%. As a percentage of total revenues, selling, general and administrative expenses increased to 37.4% for fiscal 2007 as compared to 36.3% for fiscal 2006, an increase of 110 bps. The dollar increase was primarily due to 50 more stores in operation at December 29, 2007 as compared to December 30, 2006 with the increased salaries at the stores and central office to support the larger store base. Selling, general and administrative expense as a percentage of total revenues was higher primarily due to an increase in the percentage of advertising expense as compared to total revenues, increased stock-based compensation expense and costs associated with the review of strategic alternatives. These increases were partially offset by efficiencies gained in the UK in its second year of operations.

Store preopening. Store preopening expense was $4.4 million for fiscal 2007 as compared to $4.0 million for fiscal 2006. These amounts include preopening rent expense of $1.0 million for fiscal 2007 and $0.6 million for fiscal 2006. Preopening expenses include expenses for stores that have opened as well as some expenses incurred for stores that will be opened at a later date.

Interest expense (income), net. Interest income, net of interest expense, was $1.5 million for fiscal 2007 and fiscal 2006.

Provision for income taxes. The provision for income taxes was $12.5 million for fiscal 2007 as compared to $18.9 million for fiscal 2006. The effective tax rate was 35.7% for fiscal 2007 and 39.1% for fiscal 2006. The decrease in the effective tax rate was primarily attributable to higher charitable inventory contributions and the net reduction of valuation allowances on net operating loss carryforwards.

Fiscal Year Ended December 30, 2006 (52 weeks) Compared to Fiscal Year Ended December 31, 2005 (52 weeks)

Total revenues. Net retail sales increased to $432.6 million for fiscal 2006 from $358.9 million for fiscal 2005, an increase of $73.7 million, or 20.5%. Sales from new stores contributed a $55.0 million increase in net retail sales. Sales from our acquisition of Amsbra and The Bear Factory contributed $32.7 million and sales from non-store locations and non-comparable stores resulted in a $3.0 million increase in net retail sales. Included in net retail sales in fiscal 2006 is an adjustment to deferred revenue of $3.6 million, effective at the beginning of fiscal 2006, related to the most recent assessment of redemption rates on our customer loyalty program. Offsetting these increases, comparable store sales decreased $22.2 million, or 6.5%.

Revenue from international franchise fees increased to $3.5 million for fiscal 2006 from $2.0 million for fiscal 2005, an increase of $1.5 million. This increase was primarily due to the addition of new franchisees and new franchised stores in fiscal 2006. Licensing revenue was $1.0 million in fiscal 2006 compared to $0.9 million in fiscal 2005.

Gross margin. Gross margin increased to $205.1 million for fiscal 2006 from $178.5 million for fiscal 2005, an increase of $26.6 million, or 14.9%. As a percentage of net retail sales, gross margin decreased to 47.4% for fiscal 2006 from 49.7% for fiscal 2005, a decrease of 2.3%. This decrease was anticipated and resulted primarily from higher occupancy costs as a percentage of net retail sales in the U.K. Higher occupancy costs in the U.S. and Canada as a percentage of net retail sales resulting from the decline in comparable store sales, and higher shipping and transportation costs primarily related to the transition to our company-owned distribution center, also contributed to the decline in gross margin as a percentage of net retail sales. Partially offsetting the decrease in gross margin percentage was improved merchandise margins.

Selling, general and administrative. Selling, general and administrative expenses were $158.7 million for fiscal 2006 as compared to $133.9 million for fiscal 2005, an increase of $24.8 million, or 18.5%. As a percentage of total revenues, selling, general and administrative expenses decreased to 36.3% for fiscal 2006 as compared to 37.0% for fiscal 2005, a decrease of 0.7%. The dollar increase was primarily due to 71 more stores, which includes the acquired U.K. stores, in operation at December 30, 2006 as compared to December 31, 2005 with the increased salaries at the stores and central office to support the larger store base. Selling, general and administrative expense as a percentage of total revenues was lower primarily due to a reduction in the percentage of advertising expense as compared to total revenues, the leveraging of store payroll over a larger revenue base, and a decline in the central office management payroll resulting primarily from a reduction in performance-based bonus expense. These decreases were partially offset by increased stock-based compensation expense.

Store preopening. Store preopening expense was $4.0 million for fiscal 2006 as compared to $4.8 million for fiscal 2005. These amounts include preopening rent expense of $0.6 million in fiscal 2006 and $1.5 million in fiscal 2005. The decrease was primarily due to preopening costs of $1.8 million related to our flagship store and café in New York City. Offsetting the impact of the flagship store, five more new stores were opened in fiscal 2006 than in fiscal 2005 (35 in fiscal 2006, including two U.K. stores, as compared to 30 in fiscal 2005). Preopening expenses include expenses for stores that have opened as well as some expenses incurred for stores that will be opened at a later date.

Interest expense (income), net. Interest income, net of interest expense, was $1.5 million for fiscal 2006 as compared to $1.7 million for fiscal 2005. This decrease was the result of lower cash balances throughout fiscal 2006 due to capital expenditures for our distribution center and cash used for the acquisition of Amsbra and The Bear Factory.

Provision for income taxes. The provision for income taxes was $18.9 million for fiscal 2006 as compared to $17.1 million for fiscal 2005. The effective tax rate was 39.1% for fiscal 2006 and 38.5% for fiscal 2005. The increase in the effective tax rate was principally due to the impact of the U.K. acquisition and the inability to record a benefit for net operating losses generated by the U.K. operations in the current year.

NON-GAAP FINANCIAL MEASURES

We use the term "store contribution" throughout this annual report on Form 10-K. Store contribution consists of income before income tax expense, interest, store depreciation and amortization, store preopening expense and general and administrative expense, excluding franchise fees, income from licensing activities and contribution from our webstore and seasonal and event-based locations. This term, as we define it, may not be comparable to similarly titled measures used by other companies and is not a measure of performance presented in accordance with U.S. generally accepted accounting principles (GAAP).

We use store contribution as a measure of our stores' operating performance. Store contribution should not be considered a substitute for net income, net income per store, cash flows provided by operating activities, cash flows provided by operating activities per store, or other income or cash flow data prepared in accordance with GAAP.

We believe store contribution is useful to investors in evaluating our operating performance because it, along with the number of stores in operation, directly impacts our profitability.

The following table sets forth a reconciliation of store contribution to net income for our company-owned stores located in the United States and Canada (North America), stores located the U.K., Ireland and France (Europe) and for our consolidated store base:

	Fiscal 2007			Fiscal 2006		
	North America	Europe	Total	North America	Europe	Total
Net income	$ 21,849	$ 660	$ 22,509	$ 30,942	$ (1,452)	$ 29,490
Income tax expense	12,514	—	12,514	18,933	—	18,933
Interest expense (income)	(1,314)	(217)	(1,531)	(1,530)	—	(1,530)
Depreciation and amortization(1)	19,286	2,662	21,948	16,768	1,655	18,423
Store preopening expense	3,436	980	4,416	3,209	749	3,958
General and administrative expense(2)	42,123	3,033	45,156	38,596	2,010	40,606
Franchising and licensing contribution(3)	(4,495)	—	(4,495)	(2,409)	(90)	(2,499)
Non-store activity contribution(4)	(3,250)	—	(3,250)	(3,464)	—	(3,464)
Store contribution	$ 90,149	$ 7,118	$ 97,267	$101,045	$ 2,872	$103,917
Total revenues	$415,359	$59,004	$474,363	$404,109	$32,717	$436,826
Franchising and licensing revenues	(6,193)	—	(6,193)	(4,410)	(90)	(4,500)
Revenues from non-store activities(4)	(16,321)	—	(16,321)	(15,191)	—	(15,191)
Store location net retail sales	$392,845	$59,004	$451,849	$384,508	$32,627	$417,135
Store contribution as a percentage of store location net retail sales	22.9%	12.1%	21.5%	26.3%	8.8%	24.9%
Total net income as a percentage of total revenues	5.3%	1.1%	4.7%	7.7%	-4.4%	6.8%

(1) Depreciation and amortization includes depreciation and amortization of all capitalized assets in store locations, including leasehold improvements, furniture and fixtures, and computer hardware and software; distribution center depreciation, included in cost of merchandise sold and depreciation related to the virtual world.

(2) General and administrative expenses consist of non-store, central office general and administrative functions such as management payroll and related benefits, travel, information systems, accounting, purchasing and legal costs as well as the depreciation and amortization of central office leasehold improvements, furniture and fixtures, computer hardware and software and intellectual property. General and administrative expenses also include a central office marketing department, primarily payroll and related benefits expense, but exclude advertising expenses, such as direct mail catalogs and television advertising, which are included in store contribution.

(3) Franchising and licensing contribution includes franchising and licensing revenues and all expenses attributable to the franchising and licensing segments other than depreciation, amortization and interest expense/income. Depreciation and amortization related to franchising and licensing is included in the general and administrative expense caption. Interest expense/income related to franchising and licensing is included in the interest expense (income) caption.

(4) Non-store activities include our webstore, seasonal and event-based locations and franchising and licensing activities.

SEASONALITY AND QUARTERLY RESULTS

The following is a summary of certain unaudited quarterly results of operations data for each of the last two fiscal years.

	Fiscal 2007				Fiscal 2006			
(Dollars in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	**$116.8**	**$100.4**	**$109.8**	**$147.4**	$98.6	$93.7	$101.5	$143.3
Gross margin(1)	**53.7**	**41.5**	**47.0**	**66.9**	47.9	40.8	42.4	74.0
Net income	**8.1**	**1.6**	**3.0**	**9.8**	8.4	3.0	2.7	15.4
Earnings per common share:								
Basic	**0.40**	**0.08**	**0.15**	**0.49**	0.42	0.15	0.13	0.76
Diluted	**0.39**	**0.08**	**0.15**	**0.48**	0.41	0.15	0.13	0.75
Number of stores (end of quarter)	**277**	**293**	**309**	**321**	202	256	264	271

(1) Gross margin represents net retail sales less cost of merchandise sold.

Our operating results for one period may not be indicative of results for other periods, and may fluctuate significantly because of a variety of factors, including those discussed under "Risk Factors — Fluctuations in our quarterly results of operations could cause the price of our common stock to substantially decline."

The timing of new store openings may result in fluctuations in quarterly results as a result of the revenues and expenses associated with each new store location. We typically incur most preopening costs for a new store in the three months immediately preceding the store's opening. We expect our growth, operating results and profitability to depend in some degree on our ability to increase our number of stores.

For accounting purposes, the quarters of each fiscal year consist of 13 weeks, although we will have a 14-week quarter approximately once every six years. Quarterly fluctuations and seasonality may cause our operating results to fall below the expectations of securities analysts and investors, which could cause our stock price to fall.

LIQUIDITY AND CAPITAL RESOURCES

Our cash requirements are primarily for the opening of new stores, information systems and working capital. Historically, we have met these requirements through capital generated from the sale and issuance of our securities to private investors and through our initial public offering, cash flow provided by operations and our revolving line of credit. From our inception to December 2001, we raised at various times a total of $44.9 million in capital from several private investors. In 2004, we raised $25.7 million from the initial public offering of our common stock. From fiscal 2002 through fiscal 2005, and again in fiscal 2007 cash flows provided by operating activities exceeded cash flows used in investing activities.

Operating Activities. Cash flows provided by operating activities were $56.4 million in fiscal 2007, $53.0 million in fiscal 2006 and $54.6 million in fiscal 2005. Cash flows from operating activities increased in fiscal 2007 as compared to fiscal 2006 primarily due to timing of inventory shipments, partially offset by increases in prepaid rent for European stores. Cash flow from operating activities decreased in fiscal 2006 from fiscal 2005 primarily due to increased cash outflows for inventories offset by the timing of cash payments on accounts payable and accrued expenses. Additionally, the adoption of SFAS 123R led to the reclassification of the tax benefit from the exercise of stock options from operating activities to financing activities. This caused the impact of this line item on cash flows to decrease by $4.4 million.

Investing Activities. Cash flows used in investing activities were $40.9 million in fiscal 2007, $93.8 million in fiscal 2006 and $37.1 million in fiscal 2005. Cash used in investing activities in fiscal 2007 relates primarily to opening 50 new stores and the investment in RidemakerZ, LLC. Cash used in investing activities during fiscal 2006 relates primarily to the U.K. acquisition for $39.1 million, the construction of our company-owned distribution center for approximately $22 million, and 35 new stores. Cash used in investing activities during fiscal 2005 relates primarily to 30 new stores. In fiscal 2005, a loan made to one of our franchisees used cash of $4.4 million.

Financing Activities. Financing activities used $3.1 million of cash in fiscal 2007, and provided cash flows of $3.5 million in fiscal 2006 and $6.1 million in fiscal 2005. Purchases of the Company's stock in fiscal 2007 used $4.7 million of cash. In fiscal 2007, exercises of employee stock options and employee stock purchases and related tax benefits provided cash of $1.6 million, as compared to $3.4 million in fiscal 2006 and $4.4 million in fiscal 2005. The collection of a note receivable from an officer of the Company provided cash of $1.6 million in fiscal 2005.

Capital Resources. As of December 29, 2007, we had a cash balance of $66.3 million. We also have a line of credit, which we can use to finance capital expenditures, and seasonal working capital needs throughout the year. The credit agreement is with U.S. Bank, National Association and was amended effective June 19, 2007 to include a seasonal overline from July 1 to December 31 each year during which the line availability increases from $15 million to $30 million. Borrowings under the credit agreement are not collateralized, but availability under the credit agreement can be limited by the vendor based on our level of accounts receivable, inventory, and property and equipment. The credit agreement expires on September 30, 2008 and contains various restrictions on indebtedness, liens, guarantees, redemptions, mergers, acquisitions or sale of assets, loans, transactions with affiliates, and investments. It also prohibits us from declaring dividends without the bank's prior consent, unless such payment of dividends would not violate any terms of the loan agreement. Borrowings bear interest at our option of prime minus 1.0% or LIBOR plus 1.5%. Financial covenants include maintaining a minimum tangible net worth, maintaining a minimum fixed charge cover ratio (as defined in the credit agreement) and not exceeding a maximum funded debt to earnings before interest, depreciation and amortization ratio. As of December 29, 2007: (i) we were in compliance with these covenants, (ii) there were no borrowings under our line of credit, (iii) there was a standby letter of credit of approximately $1.1 million outstanding under the credit agreement and (iv) there was approximately $28.9 million available for borrowing under the line of credit.

Most of our retail stores are located within shopping malls and all are operated under leases classified as operating leases. Our leases in North America typically have a ten-year term and contain provisions for base rent plus percentage rent based on defined sales levels. Many of the leases contain a provision whereby either we or the landlord may terminate the lease after a certain time, typically in the third to fourth year of the lease, if a certain minimum sales volume is not achieved. In addition, some of these leases contain various restrictions relating to change of control of our company. Our leases also subject us to risks relating to compliance with changing mall rules and the exercise of discretion by our landlords on various matters, including rights of termination in some cases.

Our leases in the U.K. and Ireland typically have terms of 10 to 15 years and generally contain a provision whereby every fifth year the rental rate can be adjusted to reflect the current market rates. The leases typically provide the lessee with the first right for renewal at the end of the lease. We may also be required to make deposits and rent guarantees to secure new leases as we expand. Real estate taxes also change according to government time schedules to reflect current market rental rates for the locations we lease. Rents are charged quarterly and paid in advance.

Our French leases each have terms of 10 years. French leases for premier retail properties frequently have entry fees and/or key money payments required to be made in conjunction with signature of the leases. Such entry fees or key money payments may be recovered, in whole or in part, upon disposal of the leases. The leases typically provide the lessee with the first right for renewal at the end of the lease. Rent deposits consisting of three months rent are also required to be paid on execution of the leases. Rents are negotiated on a fixed basis, but are reviewed annually in relation to an inflation index and therefore also have a variable rent component. Rents are charged quarterly and paid in advance.

In fiscal 2008, we expect to spend $25 to $30 million on capital expenditures. Capital spending in fiscal 2007 totaled $37.2 million. Capital spending in fiscal 2007 was primarily for the opening of 50 new stores (39 in North America, 8 in the United Kingdom and 3 in France), and the continued installation and upgrades of central office information technology systems. In fiscal 2007, the average investment per new store, which includes leasehold improvements, fixtures, equipment and inventory, was approximately $0.6 million. We anticipate the investment per store in fiscal 2008 will be approximately the same as fiscal 2007.

On February 20, 2007, we announced a $25 million share repurchase program of our outstanding common stock over the next twelve months. The program was authorized by our board of directors. Purchases may be made in the open market or in privately negotiated transactions, with the level and timing of activity depending on market conditions, other investment opportunities, and other factors. Purchases may be increased, decreased or discontinued at any time without notice. As of March 7, 2008, approximately 176,500 shares at an average price of $26.44 per share have been repurchased under this program for an aggregate amount of $4.7 million.

On March 10, 2008, we announced an expanded share repurchase program. Under this expanded share repurchase program, we currently intend to purchase up to $50 million of our common stock in the open market (including through 10b5-1 trading plans), through privately negotiated transactions, or through an accelerated repurchase transaction. The primary source of funding for the program is expected to be cash on hand. The timing and amount of share repurchases, if any, will depend on price, market conditions, applicable regulatory requirements, and other factors. The program authorizes the Company to repurchase shares over the next 12 months, does not require us to repurchase any specific number of shares, and may be modified, suspended or terminated at any time without prior notice. Shares repurchased under the program will be subsequently retired.

We believe that cash generated from operations and borrowings under our credit agreement will be sufficient to fund our working capital and other cash flow requirements for at least the next 18 months. Our credit agreement expires on September 30, 2008.

Off-Balance Sheet Arrangements

The Company holds a minority interest in RidemakerZ, LLC, which is accounted for under the equity method. The Company purchased a call option from a group of other RidemakerZ investors for $150,000 for 1.25 million RidemakerZ common units at an exercise price of $1.25 per unit. The call option was immediately exercisable and expires April 30, 2012. Simultaneously, the Company granted a put option to the same group of investors for 1.25 million common units at an exercise price of $0.50 per unit. The put option is exercisable on April 30, 2008 and expires on April 30, 2012. As of December 29, 2007, the investment in RidemakerZ was approximately $4.3 million, which represented an ownership interest of approximately 20%. Under the current agreements, Build-A-Bear Workshop, Inc. could own up to approximately 30% of fully diluted equity in RidemakerZ. See Note 17 – Investment in Affiliate to the Consolidated Financial Statements for additional information.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments include future minimum obligations under operating leases and purchase obligations. Our purchase obligations primarily consist of purchase orders for merchandise inventory, construction commitments related to our new distribution center and obligations associated with building out our stores. The future minimum payments for these obligations as of December 29, 2007 for periods subsequent to this date are as follows:

	Payments Due by Fiscal Period as of December 29, 2007						
(In thousands)	Total	2008	2009	2010	2011	2012	Beyond
Operating lease obligations	$422,958	$ 53,927	$55,727	$54,578	$50,957	$46,064	$161,705
Purchase obligations	48,505	48,505	—	—	—	—	—
Total	$471,463	$102,432	$55,727	$54,578	$50,957	$46,064	$161,705

Our total liability for uncertain tax positions under Financial Accounting Standards Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement no. 109 (FIN 48) was $1.2 million as of December 29, 2007. We are not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, we do not expect a significant payment related to these obligations within the next year. See Note 9, Income Taxes to the Consolidated Financial Statements for additional information.

INFLATION

We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented. We cannot assure you, however, that our business will not be affected by inflation in the future.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

We believe application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are more fully described in note 2 to our consolidated financial statements, which appear elsewhere in this annual report on Form 10-K. We have identified certain critical accounting policies which are described below.

Inventory

Inventory is stated at the lower of cost or market, with cost determined on an average cost basis. Historically, we have not conducted sales whereby we offer significant discounts or markdowns.

Throughout the year we record an estimated cost of shortage based on past historical results. Periodic physical inventories are taken and any difference between the actual physical count of merchandise and the recorded amount in our records are adjusted and recorded as shortage. Historically, the timing of the physical inventory has been near the end of the fiscal year so that no material amount of shortage was required to be estimated on activity between the date of the physical count and year-end. However, future physical counts of merchandise may not be at times at or near the end of a fiscal quarter or fiscal year-end, and our estimate of shortage for the intervening period may be material based on the amount of time between the date of the physical inventory and the date of the fiscal quarter or year-end.

Long-Lived Assets

If facts and circumstances indicate that a long-lived asset, including property and equipment, may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. No long-lived assets were impaired in fiscal 2007, 2006, or 2005. Impairment losses in the future are dependent on a number of factors such as site selection and general economic trends, and thus could be significantly different than historical results. To the extent our estimates for net sales, gross profit and store expenses are not realized, future assessments of recoverability could result in additional impairment charges.

Goodwill and Other Intangibles

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," on an annual basis and whenever events or circumstances dictate, we test for impairment. Impairment tests are performed annually during the fourth quarter and are performed at the reporting unit level. This testing requires comparison of the carrying value of the reporting unit to its fair value, and when appropriate, the carrying value of impaired assets is reduced to fair value. Generally, fair value represents discounted projected future cash flows. Determining the fair value of reporting units requires significant management judgment in estimating future cash flows and assessing potential market and economic conditions. Different assumptions regarding factors such as sales levels, store openings, material cost changes and interest rates could affect such valuations. The 2007 annual impairment test for our reporting units determined that there was no impairment of goodwill in 2007.

Revenue Recognition

Revenues from retail sales, net of discounts and excluding sales tax, are recognized at the time of sale. Guest returns have not been significant. Revenues from gift certificates are recognized at the time of redemption. Unredeemed gift cards are included in current liabilities on the consolidated balance sheets.

We have an automated frequent shopper program in the United States, the Stuff Fur Stuff® club, whereby guests enroll in the program and receive one point for every dollar or partial dollar spent and after reaching 100 points receive a $10 discount on a future purchase. This program replaced the former Buy Stuff®Club. An estimate of the obligation related to the program, based on historical redemption rates, is recorded as deferred revenue and a reduction of net retail sales at the time of purchase. The deferred revenue obligation is reduced, and a corresponding amount is recognized in net retail sales, in the amount of and at the time of redemption of the $10 discount.

We track redemptions of these various cards and use actual redemption rates by card series and historical results to estimate how much revenue to defer. We review these redemption rates and assess the adequacy of the deferred revenue account at the end of each fiscal quarter. Due to the estimates involved in these assessments, adjustments to the deferral rate are generally made no more often than semi-annually in order to allow time for more definite trends to emerge.

Based upon an assessment in fiscal 2005, the amount of revenue being deferred was reduced by 0.1% on a prospective basis from its then current level due to changes in the Company's redemption experience.

Based upon an assessment at the end of fiscal 2006, the deferred revenue account was adjusted downward by $3.6 million, effective at the beginning of fiscal 2006, with a corresponding increase to net sales, and a $2.2 million increase in net income. Additionally, the amount of revenue being deferred for future periods has been decreased by 0.6%, to give effect to the change in redemption experience and the increased visibility of the redemptions with the automated system.

In 2007, we reduced the estimated liability associated with the former Buy Stuff cards by $0.4 million. Redemptions of Buy Stuff cards were no longer allowed after August 31, 2007. Existing points earned on Buy Stuff cards can be transferred to the new Stuff Fur Stuff club program. Based on the most recent assessment at the end of fiscal 2007, no adjustment was made to the deferral rate.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. We are required to adopt SFAS 157 in the first quarter of 2008. The implementation of SFAS 157 is not expected to have a material effect on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risks relate primarily to changes in interest rates, and we bear this risk in two specific ways. First, our revolving credit facility carries a variable interest rate that is tied to market indices and, therefore, our results of operations and our cash flows can be impacted by changes in interest rates. Outstanding balances under our credit facility bear interest at our option of prime minus 1.0% or LIBOR plus 1.5%. We had no borrowings outstanding during fiscal 2007. Accordingly, a 100 basis point change in interest rates would result in no material change to our annual interest expense. The second component of interest rate risk involves the short term investment of excess cash in short term, investment grade interest-bearing securities. These investments are considered to be cash equivalents and are shown that way on our balance sheet. If there are changes in interest rates, those changes would affect the investment income we earn on these investments and, therefore, impact our cash flows and results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and schedules are listed under Item 15(a) and filed as part of this annual report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Bear and Chief Financial Bear, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this report. Our management, with the participation of our Chief Executive Bear and Chief Financial Bear also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, our management, including the Chief Executive Bear and Chief Financial Bear, concluded that our disclosure controls and procedures were effective as of December 29, 2007, the end of the period covered by this annual report.

It should be noted that our management, including the Chief Executive Bear and the Chief Financial Bear, do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. With the participation of our Chief Executive Bear and our Chief Financial Bear, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 29, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Build-A-Bear Workshop, Inc.:

We have audited Build-A-Bear Workshop, Inc. and subsidiaries' (the Company's) internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 29, 2007 and December 30, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 29, 2007, and our report dated March 13, 2008 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP

St. Louis, Missouri
March 13, 2008

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, with the participation of the Company's Chief Executive Bear and Chief Financial Bear, also conducted an evaluation of the Company's internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation, the Company's management noted that, during the period covered by this report, the Company remediated the material weakness in internal control over financial reporting that was noted in the Company's report on Form 10-Q/A for the period ended June 29, 2007. The Company's procedures regarding the calculation of cash flows from foreign subsidiaries with functional currencies other than US Dollars were enhanced to include additional steps, including a reconciliation of the total depreciation and amortization as stated on the statement of cash flows to the total included in the consolidated income statement and calculating the translation of foreign currency additions with respect to property, plant and equipment by month. The Company has also enhanced controls over the reporting of comprehensive income.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning directors, appearing under the caption "Board of Directors" in our Proxy Statement (the "Proxy Statement") to be filed with the SEC in connection with our Annual Meeting of Shareholders scheduled to be held on May 8, 2008 is incorporated by reference in response to this Item 10.

The information appearing under the caption "Section 16(a) Beneficial Ownership reporting Compliance" in the Proxy Statement is incorporated by reference in response to this Item 10.

BUSINESS CONDUCT POLICY

The Board of Directors has adopted a Business Conduct Policy applicable to our directors, officers and employees, including all executive officers. The Business Conduct Policy has been posted in the Investor Relations section of our corporate web site at http://ir.buildabear.com. We intend to satisfy the amendment and waiver disclosure requirements under applicable securities regulations by posting any amendments of, or waivers to, the Business Conduct Policy on our web site.

The information appearing under the caption "Code of Ethics" in the Proxy Statement is incorporated by reference in response to this Item 10.

EXECUTIVE OFFICERS AND KEY EMPLOYEES

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and key employees as of March 7, 2008.

Name	Age	Position(s)
Maxine Clark	59	Chief Executive Bear and Chairman of the Board
Scott Seay	45	President and Chief Operating Bear
Tina Klocke	48	Chief Financial Bear, Treasurer and Secretary
Teresa Kroll	53	Chief Marketing Bear
Paul Bundonis	46	Chief Workshop Bear

Maxine Clark has been our Chief Executive Bear since our inception in 1997, our President from our inception in 1997 to April 2004 and has served as Chairman of our board of directors since our conversion to a corporation in April 2000. From November 1992 until January 1996, Ms. Clark was the President of Payless ShoeSource, Inc. Prior to joining Payless, Ms. Clark spent over 19 years in various divisions of The May Department Stores Company in areas including merchandise development, merchandise planning, merchandise research, marketing and product development. Ms. Clark is a member of the Board of Directors of The J.C. Penney Company, Inc. and Chairman of its Corporate Governance Committee. She also serves on the Board of Trustees of the International Council of Shopping Centers and Washington University in St. Louis and on the Board of Directors of Barnes Jewish Hospital. Ms. Clark is Chairman of the Board of Directors of Teach for America St. Louis. She is also a member of the Committee of 200, an organization for women entrepreneurs around the world.

Scott Seay joined Build-A-Bear Workshop in May 2002 as Chief Workshop Bear and was named President and Chief Operating Bear in January 2007. Prior to joining us, Mr. Seay was Chief of Field Operations for Kinko's Inc., a national chain of copy centers, from April 1999 to May 2002. From April 1991 to April 1999, Mr. Seay held several operational roles including Senior Vice President of Operations West for CompUSA Inc., a computer retailer. From April 1983 to April 1991, Mr. Seay held several operational positions for The Home Depot, Inc.

Tina Klocke has been our Chief Financial Bear since November 1997, our Treasurer since April 2000, and Secretary since February 2004. Prior to joining us, she was the Controller for Clayton Corporation, a manufacturing company, where she supervised all accounting and finance functions as well as human resources. Prior to joining Clayton in 1990, she was the controller for Love Real Estate Company, a diversified investment management and development firm. She began her career in 1982 with Ernst & Young LLP.

Teresa Kroll has been our Chief Marketing Bear since September 2001. Prior to joining us Ms. Kroll was Vice President–Advertising for The WIZ, a unit of Cablevision, from 1999 to 2001. From 1995 to 1999, Ms. Kroll was Director of Marketing for Montgomery Ward Holding Corp., a department store retailer. From 1980 to 1994 Ms. Kroll held various administrative and marketing positions for Venture Stores, Inc.

Paul Bundonis joined Build-A-Bear Workshop in May 2006 as Managing Director, Western Region and was named Chief Workshop Bear in January 2007. Prior to joining us, Mr. Bundonis was President and Chief Operating Officer at Olly Shoes, a children's shoe retailer, from 2003 to 2006. From 2000 to 2003, Mr. Bundonis was Director Store Operations Planning and Development at Express (Limited Brands), a specialty retailer. From 1998 to 2000, he was Vice President Merchandise Planning and Replenishment at Zany Brainy, Inc., a specialty retailer. From 1979 to 1998, Mr. Bundonis held various operations positions at Eddie Bauer, Inc. and R.H. Macy, Inc.

Barry Erdos served as our President and Chief Operating Officer Bear during the 2006 fiscal year and until January 5, 2007. On January 5, 2007, Mr. Erdos resigned as President and Chief Operating Officer Bear. Also effective on January 5, 2007, Scott Seay was appointed President and Chief Operating Bear.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in the sections titled "Executive Compensation" and "Information About the Board of Directors – Board of Directors Compensation" in the Proxy Statement is incorporated herein by reference in response to this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained in the section titled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference in response to this Item 12.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1]
Equity compensation plans approved by security holders	**420,881**	$16.25	2,313,703
Equity compensation plans not approved by security holders	—	—	—
Total	**420,881**	$16.25	2,313,703

(1) The number of securities remaining available for future issuance under equity compensation plans includes 850,584 shares available for issuance under our Associate Stock Purchase Plan (ASPP). Shares sold under our ASPP can be obtained from treasury stock, authorized but unissued shares or open market purchases of our common stock.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information contained in the section titled "Certain Relationships and Related Party Transactions" in the Proxy Statement is incorporated herein by reference in response to this Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the section titled "Principal Accountant Fees" and "Policy Regarding Pre-Approval of Services Provided by the Independent Auditor" in the Proxy Statement is incorporated herein by reference in response to Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) *Financial Statements*

The financial statements and schedules set forth below are filed on the indicated pages as part of this annual report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Build-A-Bear Workshop, Inc.

We have audited the accompanying consolidated balance sheets of Build-A-Bear Workshop, Inc. and subsidiaries (the Company) as of December 29, 2007 and December 30, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 29, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 123R "Share Based Payments," effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)), and our report dated March 13, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri
March 13, 2008

Build-A-Bear Workshop, Inc. and Subsidiaries
Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)	December 29, 2007	December 30, 2006
		(Revised)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 66,261	$ 53,109
Inventories	48,638	50,905
Receivables	7,068	7,389
Prepaid expenses and other current assets	14,624	11,805
Deferred tax assets	3,606	2,388
Total current assets	140,197	125,596
Property and equipment, net	139,841	130,347
Goodwill	42,840	42,327
Other intangible assets, net	4,016	2,260
Investment in affiliate	4,307	604
Other assets, net	8,330	4,036
Total Assets	$339,531	$305,170
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 45,044	$ 45,982
Accrued expenses	15,439	16,301
Gift cards and customer deposits	34,567	28,128
Deferred revenue	8,708	6,454
Total current liabilities	103,758	96,865
Deferred franchise revenue	2,511	2,297
Deferred rent	38,046	34,754
Other liabilities	1,608	811
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.01, Shares authorized: 15,000,000; No shares issued or outstanding at December 29, 2007 and December 30, 2006	—	—
Common stock, par value $0.01, Shares authorized: 50,000,000;		
Issued and outstanding: 20,676,357 and 20,537,421 shares, respectively	207	205
Additional paid-in capital	88,388	88,866
Accumulated other comprehensive income	6,314	5,182
Retained earnings	98,699	76,190
Total stockholders' equity	193,608	170,443
Total Liabilities and Stockholders' Equity	$339,531	$305,170

See accompanying notes to consolidated financial statements.

Build-A-Bear Workshop, Inc. and Subsidiaries
Consolidated Statements of Income

(Dollars in thousands, except share and per share data)	Fiscal Year 2007	2006	2005
Revenues:			
Net retail sales	**$ 468,168**	$ 432,572	$ 358,901
Franchise fees	**3,577**	3,521	1,976
Licensing revenue	**2,616**	979	932
Total revenues	**474,361**	437,072	361,809
Costs and expenses:			
Cost of merchandise sold	**259,078**	227,509	180,373
Selling, general, and administrative	**177,375**	158,712	133,921
Store preopening	**4,416**	3,958	4,812
Interest expense (income), net	**(1,531)**	(1,530)	(1,710)
Total costs and expenses	**439,338**	388,649	317,396
Income before income taxes	**35,023**	48,423	44,413
Income tax expense	**12,514**	18,933	17,099
Net income	**$ 22,509**	$ 29,490	$ 27,314
Earnings per common share:			
Basic	**$ 1.11**	$ 1.46	$ 1.38
Diluted	**$ 1.10**	$ 1.44	$ 1.35
Shares used in computing common per share amounts:			
Basic	**20,256,847**	20,169,814	19,735,067
Diluted	**20,448,793**	20,468,256	20,229,978

See accompanying notes to consolidated financial statements.

Build-A-Bear Workshop, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Dollars in thousands)	Common stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Notes receivable from officers	Unearned compensation	Total
Balance, January 1, 2005	$196	$77,708	$ —	$19,386	$(1,770)	$ (10)	$ 95,510
Interest on notes receivable from officers	—	26	—	—	(26)	—	—
Collection of notes receivable from officers	—	—	—	—	1,645	—	1,645
Shares issued under employee stock plans, net of tax benefit	5	7,525	—	—	—	(1,642)	5,888
Net income	—	—	—	27,314	—	—	27,314
Balance, December 31, 2005	$201	$85,259	$ —	$46,700	$ (151)	$(1,652)	$130,357
Interest on notes receivable from officers	—	4	—	—	(4)	—	—
Collection of notes receivable from officers	—	—	—	—	155	—	155
Reclassification of unearned compensation upon adoption of SFAS 123R	—	(1,652)	—	—	—	1,652	—
Stock-based compensation	—	2,139	—	—	—	—	2,139
Shares issued under employee stock plans, net of tax benefit	4	3,116	—	—	—	—	3,120
Other comprehensive income	—	—	5,182	—	—	—	5,182
Net income	—	—	—	29,490	—	—	29,490
Balance, December 30, 2006	$205	$88,866	$5,182	$76,190	$ —	$ —	$170,443
Share repurchase	(2)	(4,668)	—	—	—	—	(4,670)
Stock-based compensation	—	3,078	—	—	—	—	3,078
Shares issued under employee stock plans, net of tax benefit	4	1,112	—	—	—	—	1,116
Other comprehensive income	—	—	1,132	—	—	—	1,132
Net income	—	—		22,509	—	—	22,509
Balance, December 29, 2007	$ 207	$ 88,388	$ 6,314	$ 98,699	$ —	$ —	$ 193,608

See accompanying notes to consolidated financial statements.

Build-A-Bear Workshop, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Dollars in thousands)	Fiscal Year 2007	2006	2005
Cash flows from operating activities:			
Net income	**$ 22,509**	$ 29,490	$ 27,314
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**26,292**	22,394	17,592
Deferred taxes	**(2,844)**	(1,130)	(2,035)
Tax benefit from stock option exercises	**(538)**	(1,269)	3,091
Loss on disposal of property and equipment	**515**	82	526
Stock-based compensation	**3,078**	2,139	795
Change in assets and liabilities:			
Inventories	**1,738**	(8,368)	(9,366)
Receivables	**350**	(1,826)	(2,804)
Prepaid expenses and other assets	**(3,445)**	(1,021)	(1,612)
Accounts payable	**(1,025)**	3,419	9,229
Accrued expenses and other liabilities	**9,744**	9,125	11,912
Net cash provided by operating activities	**56,374**	53,035	54,642
Cash flows from investing activities:			
Purchases of property and equipment	**(32,101)**	(52,577)	(31,083)
Purchases of other assets and other intangible assets	**(5,134)**	(1,459)	(1,569)
Investment in unconsolidated affiliate	**(3,703)**	(604)	—
Loan to franchisee	**—**	—	(4,425)
Purchases of business, net of cash acquired	**—**	(39,132)	—
Cash flow used in investing activities	**(40,938)**	(93,772)	(37,077)
Cash flows from financing activities:			
Exercise of employee stock options and employee stock purchases	**1,080**	2,112	4,413
Purchases of Company's common stock	**(4,670)**	—	—
Collection of notes receivable from officers	**—**	155	1,645
Tax benefit from stock option exercises	**538**	1,270	—
Cash flow (used in) provided by financing activities	**(3,052)**	3,537	6,058
Effect of exchange rates on cash	**768**	(641)	—
Net increase (decrease) in cash and cash equivalents	**13,152**	(37,841)	23,623
Cash and cash equivalents, beginning of period	**53,109**	90,950	67,327
Cash and cash equivalents, end of period	**$ 66,261**	$ 53,109	$ 90,950
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Income taxes	**$ 20,593**	$ 18,969	$ 11,562
Noncash Transactions:			
Return of common stock in lieu of tax withholdings and option exercises	**$ 501**	$ 141	$ 2,410
Return of common stock for repayment of note receivable from officer	**$ —**	$ 155	$ —

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Build-A-Bear Workshop, Inc. (the Company) is a specialty retailer of plush animals and related products. At December 29, 2007, the Company operated 321 stores (unaudited) located in the United States, Canada, the United Kingdom, Ireland and France. The Company was formed in September 1997 and began operations in October 1997. The Company changed to a Delaware C Corporation on April 3, 2000. The Company previously operated as a Missouri Limited Liability Company.

During 2001, the Company and a third party formed Build-A-Bear Entertainment, LLC (BABE) for the purpose of promoting the Build-A-Bear Workshop brand and characters of the Company through certain entertainment media. Prior to February 2003, the Company owned 51% and was the managing member.

During 2002, the Company formed Build-A-Bear Workshop Franchise Holdings, Inc. (Holdings) for the purpose of entering into franchise agreements with companies in foreign countries where Build-A-Bear Workshop, Inc. does not have company-owned stores. Holdings is a wholly-owned subsidiary of the Company. As of December 29, 2007, 53 Build-A-Bear Workshop franchise stores are open and operating in 12 countries (unaudited).

During 2003, the Company formed Build-A-Bear Retail Management, Inc. (BABRM) for the purpose of providing purchasing, legal, information technology, accounting, and other general management services for Build-A-Bear Workshop stores. BABRM is a wholly-owned subsidiary of the Company.

On April 2, 2006, we acquired all of the outstanding shares of The Bear Factory Limited, a stuffed animal retailer in the United Kingdom, and Amsbra Limited, our former U.K. franchisee (the UK Acquisition). During 2006, the Company formed Build-A-Bear Workshop UK Holdings, Ltd (UK Holdings) as the parent company to The Bear Factory and Amsbra. UK Holdings is a wholly-owned subsidiary of Holdings. The results of the acquisition's operations have been included in the consolidated financial statements since the date of acquisition. In conjunction with those transactions, we obtained 40 retail locations in the United Kingdom and Ireland. Amsbra operated 11 franchised Build-A-Bear Workshop stores located in the United Kingdom. Upon completion of the acquisition, all of the franchised locations in the United Kingdom became company-owned stores. Also during 2006, the Company formed Build-A-Bear Workshop Ireland and Build-A-Bear Workshop France as wholly-owned subsidiaries of Holdings. Since that time, the Company has opened company-owned stores in both Ireland and France.

During the third fiscal quarter 2007, the Company corrected immaterial errors related to goodwill recorded in connection with the UK Acquisition and related foreign currency translation adjustments. The impact of the error on the December 30, 2006 balance sheet was an increase to goodwill of $5.4 million, an increase to accumulated other comprehensive income of $6.2 million and a decrease in accounts payable of $0.8 million. Previously reported comprehensive income for fiscal 2006 was understated by $4.6 million. There was no impact to fiscal 2006 net income, including earnings per share, or cash flows from operating, investing or financing activities.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Build-A-Bear Workshop, Inc. and its wholly-owned subsidiaries: Holdings, BAB Canada, BABE, and BABRM. All significant intercompany accounts are eliminated in consolidation.

(b) Fiscal Year

The Company operates on a 52- or 53-week fiscal year ending on the Saturday closest to December 31. The periods presented in these financial statements are the fiscal years ended December 29, 2007 (fiscal 2007), December 30, 2006 (fiscal 2006), and December 31, 2005 (fiscal 2005). All fiscal years presented included 52 weeks. References to years in these financial statements relate to fiscal years or year ends rather than calendar years.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in both domestic and foreign financial institutions.

The majority of the Company's cash and cash equivalents exceed federal deposit insurance limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

(d) Inventories

Inventories are stated at the lower of cost or market, with cost determined on an average-cost basis.

(e) Receivables

Receivables consist primarily of amounts due to the Company in relation to tenant allowances, corporate product sales, franchisee royalties and product sales, and licensing revenue. The Company assesses the collectability of all receivables on an ongoing basis by considering its historical credit loss experience, current economic conditions, and other

Notes to Consolidated Financial Statements (continued)

relevant factors. Based on this analysis, the Company has determined that no material allowance for doubtful accounts was necessary at either December 29, 2007 or December 30, 2006.

(f) Property and Equipment

Property and equipment consist of leasehold improvements, furniture and fixtures, and computer equipment and software and are stated at cost. Leasehold improvements are depreciated using the straight-line method over the shorter of the useful life of the assets or the life of the lease which is generally ten years. Furniture and fixtures and computer equipment are depreciated using the straight-line method over the estimated service lives ranging from three to seven years. Computer software is amortized using the straight-line method over a period of three years. New store construction deposits are recorded at the time the deposit is made as construction-in-progress and reclassified to the appropriate property and equipment category at the time of completion of construction, when operations of the store commence. Maintenance and repairs are expensed as incurred and improvements are capitalized. Gains or losses on the disposition of fixed assets are recorded upon disposal.

(g) Note Receivable from Franchisee

The 2005 note receivable from franchisee consists of principal and accrued interest related to a loan made to one of the Company's international franchisees. The note is stated at face value plus accrued interest. The note receivable was included in the purchase price of the U.K. acquisition on April 2, 2006.

(h) Goodwill

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" goodwill is not subject to amortization. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of the carrying value of the reporting unit to its fair value, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the fourth quarter of 2007, the Company completed its annual impairment test for the Company's reporting units which determined that there was no impairment of goodwill in 2007.

(i) Other Intangible Assets

Other intangible assets consist primarily of costs related to trademarks and other intellectual property and key money deposits. Trademarks and other intellectual property represent third-party costs that are capitalized and amortized over their estimated lives ranging from one to ten years using the straight-line method. Key money deposits represent amounts paid to a tenant to acquire the rights of tenancy under a commercial property lease for a property located in France. These rights can be subsequently sold by us to a new tenant. Key money deposits are amortized to their residual value over the term of the lease.

(j) Other Assets

Other assets consist primarily of deferred leasing fees and deferred costs related to franchise agreements. Deferred leasing fees are initial, direct costs related to the Company's operating leases and are amortized over the term of the related leases. Deferred franchise costs are initial costs related to the Company's franchise agreements that are deferred and amortized over the life of the respective franchise agreement. Amortization expense related to other assets was $0.4 million, $0.5 million, and $0.3 million for 2007, 2006, and 2005, respectively.

(k) Long-lived Assets

Whenever facts and circumstances indicate that the carrying value of a long-lived asset may not be recoverable, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

(l) Deferred Rent

Certain of the Company's operating leases contain predetermined fixed escalations of minimum rentals during the original lease terms. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent. The Company also receives certain lease incentives in conjunction with entering into operating leases. These lease incentives are recorded as deferred rent at the beginning of the lease term and recognized as a reduction of rent expense over the lease term. In addition, certain of the Company's leases contain future contingent increases in rentals. Such increases in rental expense are recorded in the period that it is probable that store sales will meet or exceed the specified target that triggers contingent rental expense.

(m) Franchises

The Company defers initial, one-time nonrefundable franchise fees and amortizes them over the life of the respective franchise agreements, which extend for periods up to 10 years. Continuing franchise fees are recognized as revenue as the fees are earned.

(n) Retail Revenue Recognition

Net retail sales are net of discounts, exclude sales tax, and are recognized at the time of sale. Shipping and handling costs billed to customers are included in net retail sales.

Notes to Consolidated Financial Statements (continued)

Revenues from the sale of gift cards are recognized at the time of redemption. Unredeemed gift cards are included in gift cards and customer deposits on the consolidated balance sheets. The company escheats a portion of unredeemed gift cards according to Delaware escheatment regulations that require remittance of the cost of merchandise portion of unredeemed gift cards over five years old. The difference between the value of gift cards and the amount escheated is recorded as income in the consolidated statement of operations.

The Company has an automated frequent shopper program in the United States, the Stuff Fur Stuff® club, whereby guests enroll in the program and receive one point for every dollar or partial dollar spent and after reaching 100 points receive a $10 discount on a future purchase. This program replaced the former Buy Stuff®Club. An estimate of the obligation related to the program, based on historical redemption rates, is recorded as deferred revenue and a reduction of net retail sales at the time of purchase. The deferred revenue obligation is reduced, and a corresponding amount is recognized in net retail sales, in the amount of and at the time of redemption of the $10 discount.

Management tracks redemptions of these various cards and uses actual redemption rates by card series and historical results to estimate how much revenue to defer. Management reviews these redemption rates and assesses the adequacy of the deferred revenue account at the end of each fiscal quarter. Due to the estimates involved in these assessments, adjustments to the deferral rate are generally made no more often than semi-annually in order to allow time for more definite trends to emerge.

Based upon an assessment in fiscal 2005, the amount of revenue being deferred was reduced by 0.1% on a prospective basis from its then current level due to changes in the Company's redemption experience.

Based upon an assessment at the end of fiscal 2006, the deferred revenue account was adjusted downward by $3.6 million, effective at the beginning of fiscal 2006, with a corresponding increase to net sales, and a $2.2 million increase in net income. Additionally, the amount of revenue being deferred for future periods was decreased by 0.6%, to give effect to the change in redemption experience and the increased visibility of the redemptions with the automated system.

In 2007, the Company reduced the estimated liability associated with the former Buy Stuff cards by $0.4 million. Redemptions of Buy Stuff cards were no longer allowed after August 31, 2007. Existing points earned can be transferred to the new Stuff Fur Stuff club program. Based on the most recent assessment at the end of fiscal 2007, no adjustment was made to the deferral rate.

(o) Cost of Merchandise Sold

Cost of merchandise sold includes the cost of the merchandise, royalties paid to licensors of third party branded merchandise, store occupancy cost, including store depreciation, freight costs from the manufacturer to the store, cost of warehousing and distribution, packaging, damages and shortages, and shipping and handling costs incurred in shipment to customers.

(p) Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include store payroll and related benefits, advertising, credit card fees, and store supplies, as well as central office management payroll and related benefits, costs related to the review of strategic alternatives, travel, information systems, accounting, insurance, legal, and public relations. It also includes depreciation and amortization of central office leasehold improvements, furniture, fixtures, and equipment, as well as amortization of trademarks and intellectual property.

(q) Store Preopening Expenses

Store preopening expenses, including store set-up, certain labor and hiring costs, and rental charges incurred prior to store openings are expensed as incurred.

(r) Advertising

Production costs of commercials and programming are charged to operations in the period during which the production is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the period the program takes place. Advertising expense was $35.2 million, $31.0 million, and $27.2 million for fiscal years 2007, 2006 and 2005, respectively.

(s) Income Taxes

Income taxes are accounted for using a balance sheet approach known as the asset and liability method. The asset and liability method accounts for deferred income taxes by applying the statutory tax rates in effect at the date of the consolidated balance sheets to differences between the book basis and the tax basis of assets and liabilities.

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (FIN 48) on December 31, 2006. As a result of the implementation of FIN 48, the Company did not record an adjustment in the liability for unrecognized income tax benefits. The Company recognizes estimated interest and penalties related to uncertain tax positions in income tax expense. See Note 9, Income Taxes for further discussion regarding the adoption of FIN 48.

Notes to Consolidated Financial Statements (continued)

(t) Earnings Per Share

Basic earnings per share is determined by dividing net income allocated to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock were exercised. In periods in which the inclusion of such instruments is anti-dilutive, the effect of such securities is not given consideration.

(u) Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R). SFAS 123R requires companies to recognize the cost of awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant and eliminates the choice to account for employee stock options under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). The Company adopted SFAS 123R effective January 1, 2006 using the modified prospective method and, as such, results for prior periods have not been restated. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that had been included in pro forma disclosures in prior periods. Prior to January 1, 2006, the fair value of restricted stock awards was expensed by the Company over the vesting period, while compensation expense for stock options was recognized over the vesting period only to the extent that the grant date market price of the stock exceeded the exercise price of the options.

For fiscal 2007 and 2006, selling, general and administrative expense includes $3.0 million ($1.9 million net of tax) and $2.1 million ($1.4 million after tax), respectively, of stock-based compensation expense. Of the fiscal 2006 amount, $0.2 million ($0.2 after tax) is attributable to the Company's adoption of SFAS 123R. The additional stock-based compensation expense not related to the adoption of SFAS 123R was related to the vesting of restricted stock awards.

As of December 29, 2007, there was $7.2 million of total unrecognized compensation expense related to non-vested restricted stock awards and options which is expected to be recognized over a weighted-average period of 1.75 years.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value method of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), prior to January 1, 2006 (in thousands except per share amounts):

	2005
Net income:	
As reported	$27,314
Add stock-based employee compensation expense recorded, net of related tax effects	489
Deduct stock-based employee compensation expense under fair value-based method, net of related tax effects	(2,758)
Pro Forma	$25,045
Basic earnings per common share:	
As reported	$ 1.38
Pro forma	$ 1.27
Diluted earnings per common share:	
As reported	$ 1.35
Pro forma	$ 1.24

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2005: (a) dividend yield of 0%; (b) expected volatility of 50%; (c) risk-free interest rate of 3.5%; and (d) a weighted average expected life of 6.3 years. The weighted average grant date fair value of options granted during fiscal 2005 was $17.23. There were no new options granted in fiscal 2007 or fiscal 2006. The pro forma disclosures above utilize the accelerated expense attribution method under FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—An Interpretation of APB Opinions No. 15 and 25*. Upon adoption of SFAS 123R, the Company made a policy decision that the straight-line expense attribution method would be utilized for all future stock-based compensation awards with graded vesting.

On October 21, 2005, the Compensation Committee of the Board of Directors of the Company approved accelerated vesting of all unvested stock options that were granted prior to March 9, 2005. These options have exercise prices ranging from $20.00 to $34.65 per share. Options to purchase 174,056 shares of the Company's stock became exercisable on October 21, 2005 as a result of this acceleration, including 71,000 shares held by the Company's named executive officers. Of these options, 173,056 had exercise prices in excess of the current market value at the time of the acceleration of vesting.

The Compensation Committee's decision to accelerate the vesting of the options was based upon the issuance of SFAS 123R. The acceleration of the vesting of these stock options enabled the Company to avoid compensation charges related to these options in periods subsequent to the effective date under the provisions of SFAS 123R.

The aggregate compensation expense that would have been recorded subsequent to the adoption of SFAS 123R, but was eliminated as a result of the acceleration of the vesting of

Notes to Consolidated Financial Statements (continued)

these options is approximately $1.8 million ($1.1 million, net of tax). This amount is instead reflected in the above pro forma disclosures for 2005.

Prior to the adoption of SFAS 123R, the Company presented the benefit of all tax deductions resulting from the exercise of stock options and restricted stock awards as operating cash flows in the consolidated statements of cash flows. SFAS 123R requires the benefits of tax deductions in excess of grant-date fair value be reported as a financing cash flow, rather than as an operating cash flow. Excess tax benefits of $1.3 million, which were classified as a financing cash inflow in fiscal 2006, would have been classified as an operating cash inflow if the Company had not adopted SFAS 123R.

(v) Fair Value of Financial Instruments

For purposes of financial reporting, management has determined that the fair value of financial instruments, including cash and cash equivalents, receivables, accounts payable and accrued expenses, approximates book value at December 29, 2007 and December 30, 2006.

(w) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment and intangibles, inventories, the valuation of assets and liabilities in the purchase price allocation for business combinations and deferred income tax assets and the determination of deferred revenue under the Company's frequent shopper program.

(x) Sales Tax Policy

The Company's revenues in the consolidated statement of operations are net of sales taxes.

(y) Foreign Currency Translation

Assets and liabilities of the Company's foreign operations with functional currencies other than the US Dollar are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the years. Translation adjustments are reported in accumulated other comprehensive income, a separate component of stockholders' equity.

(z) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Company is required to adopt SFAS 157 in the first quarter of 2008. The implementation of SFAS 157 is not expected to have a material effect on the Company's financial statements.

(3) BUSINESS ACQUISITION

On April 2, 2006, the Company acquired all of the outstanding shares of The Bear Factory Limited (Bear Factory), a stuffed animal retailer in the United Kingdom, and Amsbra Limited (Amsbra), the Company's former U.K. franchisee (collectively, the U.K. Acquisition). The results of the U.K. Acquisition operations have been included in the consolidated financial statements since that date. In conjunction with those transactions, we obtained 40 (unaudited) retail locations in the United Kingdom and Ireland. The aggregate cash purchase price for the U.K. Acquisition was $39.6 million, excluding cash acquired of $0.3 million. In addition to the cash purchase price, the Company had previously advanced $4.5 million to Amsbra as a note receivable. The amount of this note receivable and the related accrued interest is a component of the purchase price.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets	$ 7,750
Property and equipment	6,192
Goodwill	35,641
Intangibles and other assets	1,824
Total assets acquired	51,407
Current liabilities assumed	(9,357)
Total purchase price	$42,050

The following unaudited pro forma summary presents the Company's revenue, net income, basic earnings per share and diluted earnings per share as if the U.K. Acquisition had occurred on January 2, 2005 (in thousands, except per share data):

	Fiscal 2006	Fiscal 2005
Revenue	$446,140	$404,057
Net income	27,735	21,189
Basic earnings per common share:	$ 1.38	$ 1.07
Diluted earnings per common share:	$ 1.36	$ 1.05

Pro forma adjustments have been made to reflect depreciation and amortization using estimated asset values recognized after applying purchase accounting adjustments.

Notes to Consolidated Financial Statements (continued)

This pro forma information is presented for informational purposes only and is not necessarily indicative of actual results had the acquisition been effected at the beginning of the respective periods presented, and is not necessarily indicative of future results.

(4) COMPREHENSIVE INCOME

Comprehensive income for fiscal 2007, fiscal 2006 and fiscal 2005 was $23.6 million, $34.7 million and $27.3 million, respectively. Differences between comprehensive income and net income resulted from foreign currency translation adjustments.

(5) PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	December 29, 2007	December 30, 2006
Land	**$ 2,261**	$ 2,261
Furniture and fixtures	**39,198**	33,938
Computer hardware	**21,572**	15,649
Building	**14,970**	14,970
Leasehold improvements	**139,917**	122,043
Computer software	**14,906**	12,988
Construction in progress	**3,179**	2,200
	236,003	204,049
Less accumulated depreciation	**96,162**	73,702
	$139,841	$130,347

For 2007, 2006, and 2005, depreciation expense was $24.9 million, $20.5 million and $16.4 million, respectively.

(6) GOODWILL

On April 2, 2006, the Company acquired all of the outstanding shares of The Bear Factory Limited (Bear Factory), a stuffed animal retailer in the United Kingdom, and Amsbra Limited (Amsbra), the Company's former U.K. franchisee (collectively, the U.K. Acquisition). The purchase was recorded in accordance with SFAS No. 141, "Business Combinations" and is reported as a component of the Company's retail segment. The following table summarizes the Company's goodwill (in thousands):

UK Acquisition	$37,127
Acquisition costs	1,005
Severance costs	785
	38,917
Effect of foreign currency translation	3,410
Balance as of December 30, 2006	$42,327
Purchase price adjustments	(245)
Effect of foreign currency translation	758
Balance as of December 29, 2007	$42,840

There was no tax-deductible goodwill as of December 29, 2007 or December 30, 2006.

(7) OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following (in thousands):

	2007	2006
Trademarks, customer relationships and other intellectual property	**$8,947**	$8,078
Key money deposits	**2,198**	—
Less accumulated amortization	**7,129**	5,818
Total, net	**$4,016**	$2,260

Trademarks and intellectual property are amortized over three to ten years. Amortization expense related to trademarks and intellectual property was $0.9 million, $1.4 million and $0.9 million in 2007, 2006 and 2005, respectively. Estimated amortization expense related to other intangible assets as of December 29, 2007, for each of the years in the subsequent five year period and thereafter is: 2008 — $1.1 million; 2009 — $0.6 million; 2010 — $0.1 million; 2011 — -0- and 2012— -0-.

Trademarks and customer relationships acquired in the U.K. Acquisition were $1.1 million at cost.

(8) ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	2007	2006
Accrued wages, bonuses and related expenses	**$ 3,555**	$ 3,559
Sales tax payable	**6,660**	5,384
Current income taxes payable	**681**	6,482
Accrued rent and related expenses	**4,543**	876
	$15,439	$16,301

(9) INCOME TAXES

The components of the provision for income taxes are as follows (in thousands):

	2007	2006	2005
Current:			
Federal	**$11,484**	$15,660	$15,770
State	**1,868**	2,156	2,584
Foreign	**2,043**	2,220	780
Deferred:			
Federal	**(2,345)**	(1,282)	(1,757)
State	**(350)**	(119)	(278)
Foreign	**(186)**	298	—
Income tax expense	**$12,514**	$18,933	$17,099

Notes to Consolidated Financial Statements (continued)

A reconciliation between the statutory federal income tax rate and the effective income tax rate is as follows (in thousands):

	2007	2006	2005
Income before income taxes	$35,023	$48,423	$44,413
Statutory federal income tax rate	35%	35%	35%
Income tax expense at statutory federal rate	12,258	16,948	15,545
State income taxes, net of federal tax benefit	987	1,325	1,498
Valuation allowance on net operating loss carryforwards	(181)	435	—
Other items, net	(550)	225	56
Income tax expense	$12,514	$18,933	$17,099
Effective tax rate	35.7%	39.1%	38.5%

Temporary differences that gave rise to deferred income tax assets and liabilities are as follows (in thousands):

	2007	2006
Deferred income tax assets:		
Deferred revenue	$ 4,751	$ 3,529
Accrued rents	3,734	3,409
Deferred compensation	1,010	829
Intangible assets	1,483	1,283
Stock compensation	181	234
Accrued severance	—	207
Net operating loss carryforwards	254	435
Other	499	223
	11,912	10,149
Less: Valuation allowance	254	435
Total deferred income tax assets	11,658	9,714
Deferred income tax liabilities:		
Depreciation	(4,930)	(6,001)
Other	(523)	(389)
Total deferred income tax liabilities	(5,453)	(6,390)
Net deferred income tax asset	$ 6,205	$ 3,324

The Company has net operating loss carryforwards in foreign jurisdictions which do not expire. However, it is more likely than not that some portion of the related deferred tax asset will not be realized. Therefore, a valuation allowance of $0.3 million and $0.4 was recorded at December 29, 2007 and December 30, 2006.

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (FIN 48) on December 31, 2006. As a result of the implementation of FIN 48, the Company did not record an adjustment in the liability for unrecognized income tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of December 31, 2006	$1,207
Additions based on tax positions related to fiscal 2007	36
Balance as of December 29, 2007	$1,243

The amount of unrecognized tax benefits as of December 30, 2006 included approximately $1.2 million of uncertain tax benefits and other items. As of December 29, 2007 and December 30, 2006, approximately $1.2 million and $1.2 million respectively, of the unrecognized tax benefits would impact the Company's provision for income taxes and effective tax rate if recognized.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. There is approximately $0.2 million and $0.1 million of accrued interest related to uncertain tax positions as of December 29, 2007 and December 30, 2006, respectively.

The Company's income before income taxes from domestic and foreign operations (which include the UK, Canada, France and Ireland), are as follows (in thousands):

	2007	2006	2005
Domestic	$30,966	$44,649	$42,733
Foreign	4,057	3,774	1,680
Total	$35,023	$48,423	$44,413

The following tax years remain open in the Company's major taxing jurisdictions as of December 29, 2007:

U.S. (Federal)	2004 through 2007
U.K.	2006 through 2007
Canada	2004 through 2007
France	2007
Ireland	2007

The Company's fiscal 2005 federal tax return is currently under audit by the IRS. Management does not believe that this will result in a material adjustment.

No provision has been made for fiscal 2007, fiscal 2006 or fiscal 2005 for U.S. federal income taxes that would be payable if the undistributed earnings of the foreign subsidiaries were distributed to the Company as management has determined that the earnings are permanently reinvested in these foreign operations. Determination of the amount of unrecognized deferred U.S. income tax liabilities and foreign tax credits, if any, is not practicable at this time.

(10) LONG-TERM DEBT

On June 19, 2007, the Company amended its previous line of credit with a bank increasing their borrowing capacity from $15 million to $30 million. The amended line of credit has an effective date of June 19, 2007 with a maturity date of September 30, 2008. Borrowings under the amended line of credit (the credit agreement) are not collateralized, but availability under the credit agreement can be limited by the lender based on the Company's levels of accounts receivable, inventory, and property and equipment. The credit agreement requires the Company to comply with certain financial covenants, including maintaining a minimum tangible net

Notes to Consolidated Financial Statements (continued)

worth, maintaining a minimum fixed charge coverage ratio (as defined in the credit agreement) and not exceeding a maximum funded debt to earnings before interest, depreciation and amortization ratio. The credit agreement also places certain restrictions on indebtedness, liens, guarantees, redemptions, mergers, acquisitions or sale of assets, loans, transactions with affiliates, and investments. It also prohibits the Company from declaring dividends without the bank's prior consent, unless such payment of dividends would not violate any terms of the loan agreement. Borrowings bear interest at the Company's option of prime minus 1.0% or LIBOR plus 1.5%. There was no outstanding balance under the credit agreement at December 29, 2007 other than a standby letter of credit for $1.1 million. Giving effect to this standby letter of credit, there was $28.9 million available for borrowing under the credit agreement at December 29, 2007.

(11) COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

The Company leases its retail stores, web fulfillment site, and corporate offices under agreements which expire at various dates through 2023. The majority of leases contain provisions for base rent plus contingent payments based on defined sales. Total office and retail store base rent expense was $45.2 million, $40.5 million and $23.8 million, and contingent rents were $1.8 million, $1.5 million, and $1.8 million for 2007, 2006, and 2005, respectively.

Future minimum lease payments at December 29, 2007, were as follows (in thousands):

2008	$ 53,927
2009	55,727
2010	54,578
2011	50,957
2012	46,064
Subsequent to 2012	161,705
	$422,958

(b) Litigation

In the normal course of business, the Company is subject to certain claims or lawsuits. Management is not aware of any claims or lawsuits that will have a material adverse effect on the consolidated financial position or results of operations of the Company.

(12) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share and per share date):

	2007	2006	2005
Net income	$ 22,509	$ 29,490	$ 27,314
Weighted average number of common shares outstanding	20,256,847	20,169,814	19,735,067
Effect of dilutive securities:			
Stock options	141,355	236,316	420,280
Restricted stock	50,591	62,125	74,631
Weighted average number of common shares outstanding—dilutive	20,448,793	20,468,255	20,229,978
Earnings per share:			
Basic:	$ 1.11	$ 1.46	$ 1.38
Diluted	$ 1.10	$ 1.44	$ 1.35

In calculating diluted earnings per share for fiscal 2007, options to purchase 137,856 shares of common stock were outstanding at the end of the period, but were not included in the computation of diluted earnings per share due to their anti-dilutive effect. An additional 328,784 shares of restricted common stock were outstanding at the end of the period, but excluded from the calculation of diluted earnings per share due to their anti-dilutive effect under provisions of Statement of Financial Accounting Standards No. 128, *Earnings per Share.*

In calculating diluted earnings per share for fiscal 2006, options to purchase 166,588 shares of common stock were outstanding at the end of the period, but were not included in the computation of diluted earnings per share due to their anti-dilutive effect.

In calculating diluted earnings per share for fiscal 2005, options to purchase 173,560 shares of common stock were outstanding at the end of the period, but were not included in the computation of diluted earnings per share due to their anti-dilutive effect. An additional 51,750 shares of restricted common stock were outstanding at the end of the period, but excluded from the calculation of diluted earnings per share due to their anti-dilutive effect.

(13) STOCK INCENTIVE PLANS

On April 3, 2000, the Company adopted the 2000 Stock Option Plan (the Plan). In 2003, the Company adopted the Build-A-Bear Workshop, Inc. 2002 Stock Incentive Plan, and, in 2004, the Company adopted the Build-A-Bear Workshop, Inc. 2004 Stock Incentive Plan (collectively, the Plans).

Under the Plans, as amended, up to 3,700,000 shares of common stock were reserved and may be granted to employees and nonemployees of the Company. The Plan allows for the grant of incentive stock options, nonqualified stock options, and restricted stock.

Notes to Consolidated Financial Statements (continued)

Options granted under the Plan expire no later than 10 years from the date of the grant. The exercise price of each incentive stock option shall not be less than 100% of the fair value of the stock subject to the option on the date the option is granted. The exercise price of the nonqualified options shall be determined from time to time by the compensation committee of the board of directors (the Committee). The vesting provision of individual options is at the discretion of the Committee and generally ranges from one to four years.

(a) Stock Options

The following table is a summary of the balance and activity for the Plans related to stock options for the periods presented:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2005	1,039,408	$ 6.52		
Granted:				
Exercise price less than fair market value	218,292	32.73		
Exercised	475,970	5.76		
Forfeited	13,107	28.87		
Outstanding, December 31, 2005	768,623	14.06		
Exercised	208,951	7.23		
Forfeited	30,472	25.46		
Outstanding, December 30, 2006	529,200	16.10		
Exercised	74,442	7.48		
Forfeited	33,877	33.07		
Outstanding, December 29, 2007	420,881	16.25	4.8	$2,006
Options Exercisable As Of:				
December 29, 2007	420,881	16.25	4.8	$2,006

The total intrinsic value of options exercised in fiscal 2007, fiscal 2006 and fiscal 2005 was approximately $1.4 million, $4.3 million and $10.5 million, respectively. The Company generally issues new shares to satisfy option exercises.

Shares available for future option, non-vested stock and restricted stock grants were 1,463,119 and 1,649,731 at the end of 2007 and 2006, respectively.

(b) Restricted Stock

The following table is a summary of the balance and activity for the Plans related to unvested restricted stock granted as compensation to employees and directors for the periods presented:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2005	82,946	$32.37
Granted	230,702	29.01
Vested	43,122	30.59
Forfeited	43,362	29.27
Outstanding, December 30, 2006	227,164	29.88
Granted	259,622	26.28
Vested	78,430	28.81
Forfeited	29,406	28.25
Outstanding, December 29, 2007	378,950	27.77

On September 19, 2001, the Company issued 40,982 shares of contractually restricted common stock to two officers of the Company in exchange for nonrecourse promissory notes totaling $0.3 million that bear interest at 4.82% per annum. Both principal and interest were due September 2006. On November 24, 2004, the Company collected all outstanding principal and interest related to 20,491 shares of this restricted stock. On September 19, 2006, the Company collected all outstanding principal and interest on the remaining 20,291 shares of this restricted stock. The collection of these funds removed all remaining restrictions from those shares.

In March 2005, the Company granted 51,750 shares of restricted, non-vested stock to certain executives of the Company. The shares vest ratably over a four year period from the date of grant if a certain net income level is achieved by the Company in fiscal 2005 and the executives remain employed by the Company over the vesting period. The executives are entitled to vote these restricted shares and will be eligible for participation in any dividends declared during the vesting period. The net income level required for vesting was achieved in fiscal 2005. Under the provisions of APB Opinion No. 25 and related interpretations, the compensation related to these shares was adjusted to the market value of the Company's common stock as of December 31, 2005, the date the performance condition was satisfied. During 2005, 1,000 shares of the non-vested stock were forfeited by an executive due to the cessation of the executive's employment

Notes to Consolidated Financial Statements (continued)

with the Company. In July 2005, 1,000 shares of non-vested stock were issued under the same terms as the March 2005 grant noted above to a new executive who joined the Company. At December 31, 2005, the total fair value of these restricted stock grants was approximately $1.5 million. During fiscal 2005, the Company recorded compensation expense of approximately $0.6 million related to these restricted stock grants. The 51,750 shares of non-vested stock were excluded from the calculation of diluted earnings per share because the achievement of the specified net income level was not known until the end of fiscal 2005. These non-vested shares have been included in the calculation of diluted earnings per share beginning January 1, 2006.

During 2005, an additional 31,196 shares of non-vested stock were granted to various members of the Company's board of directors as compensation for services. The shares were issued subject to a restriction of continued service on the board of directors, and all restrictions lapse over a period from one to three years from the grant date. The weighted average grant date fair value of these non-vested shares was $28.95 per share.

During 2006, 195,040 shares of non-vested restricted stock were granted to employees of the Company. The shares vest over a period of 4 years from the grant date at a grant date fair value of $29.14. An additional 28,321 shares of non-vested stock were granted to various members of the Company's board of directors as compensation for services. The shares were issued subject to a restriction of continued service on the board of directors and all restrictions lapse over a period of one to three year from the grant date. In September 2006, a one time discretionary grant of 4,941 shares of restricted stock were granted to an executive of the Company for continued valued contributions to the Company and vest over a period of one year from the grant date. In May 2006, 2,400 shares of restricted stock were granted to a newly hired employee. The shares vest over a period of four years from the grant date.

During 2007, 200,828 shares of non-vested restricted stock were granted to employees of the Company, including 6,400 shares to employees in the UK. The shares vest over a period of 4 years from the grant date at a grant date fair value of $27.45. Grant date fair value for the UK grant was $27.28. An additional grant of 8,400 shares was made to employees in the UK who were employed at the time of the acquisition, as no grants were made to UK employees in 2006. These shares vest over a period of 3 years from the grant date at a grant date fair value of $27.82. Various members of the Company's board of directors were granted an additional 26,994 shares of non-vested restricted stock as compensation for services. The shares were issued subject to a restriction of continued service on the board of directors and all restrictions lapse one year from the grant date. In 2007, discretionary grants of 5,800 shares of restricted stock were granted to several executives of the Company for continued valued contributions to the Company and vest over a period of four years from the grant date. In fiscal 2007, 17,600 shares of restricted stock were granted to newly hired employees. The shares vest over a period of four years from the grant date.

The aggregate unearned compensation expense related to restricted stock was $7.2 million as of December 29, 2007. Based on the vesting provisions of the underlying equity instruments, future compensation expense related to previously issued restricted stock at December 29, 2007 was as follows (in thousands):

2008	$2,911
2009	2,383
2010	1,587
2011	315
	$7,196

The outstanding restricted and non-vested stock is included in the number of outstanding shares on the face of the consolidated balance sheets, but is treated as outstanding stock options for accounting purposes. The shares of restricted and non-vested stock, accounted for as options, are included in the calculation of diluted earnings per share using the treasury stock method, with the proceeds equal to the sum of unrecognized compensation cost and amounts to be collected from the outstanding loans related to the restricted stock, where applicable.

(c) Associate Stock Purchase Plan

In October 2004, the Company adopted an Associate Stock Purchase Plan (ASPP). Under the ASPP, substantially all full-time employees are given the right to purchase shares of the Company's common stock, subject to certain limitations, at 85% of the lesser of the fair market value on the purchase date or the beginning of each purchase period. Up to 1,000,000 shares of the Company's common stock are available for issuance under the ASPP. The employees of the Company purchased 30,105 shares at $17.38 per share through the ASPP during fiscal 2007 and 34,488 shares at $20.00 per share during fiscal 2006. The expense recorded related to the ASPP during fiscal 2007 and 2006 was determined using the Black-Scholes option pricing model and the provision of FASB Technical Bulletin 97-1, Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option (FTB 97-1), as amended by SFAS 123R. The assumptions used in the option pricing model for fiscal 2007 were: (a) dividend yield of 0%; (b) volatility of 50%; (c) risk-free interest rate of 6.0%; and (d) an expected life of 0.25 years. Prior to the adoption of SFAS 123R, the ASPP was considered noncompensatory and no expense was recorded in the consolidated statement of operations. The assumptions used in the option pricing model for fiscal 2006 were: (a) dividend yield of 0%; (b) volatility of 20%; (c) risk-

Notes to Consolidated Financial Statements (continued)

free interest rate of 6.0%; and (d) an expected life of 0.25 years. Prior to the adoption of SFAS 123R, the ASPP was considered noncompensatory and no expense was recorded in the consolidated statement of operations.

(14) STOCKHOLDERS' EQUITY

The following table summarizes the changes in outstanding shares of common stock for fiscal 2005, 2006 and 2007:

	Common Stock
Shares as of January 1, 2005	19,557,784
Shares issued under employee stock plans, net of shares withheld in lieu of tax withholding	562,871
Shares as of December 31, 2005	20,120,655
Shares issued under employee stock plans, net of shares withheld in lieu of tax withholding	416,766
Shares as of December 30, 2006	20,537,421
Shares issued under employee stock plans, net of shares withheld in lieu of tax withholding	315,436
Repurchase of shares	(176,500)
Shares as of December 29, 2007	20,676,357

(15) EMPLOYEE BENEFIT PLANS

401(k) Savings Plan

During 2000, the Company established a defined contribution plan that conforms to IRS provisions for 401(k) plans. The Build-A-Bear Workshop, Inc. Employees Savings Trust covers associates who work 1,000 hours or more in a year and have attained age 21. The Company, at the discretion of its board of directors, can provide for a Company match on the first 6% of employee deferrals. For 2007, 2006, and 2005, the Company provided a match of 30% on the first 6% of employee deferrals totaling $0.3 million, in each fiscal year. The Company match vests over a five-year period.

(16) RELATED-PARTY TRANSACTIONS

The Company bought fixtures for new stores and furniture for the corporate offices from a related party. The total payments to this related party for fixtures and furniture amounted to $2.5 million, $2.7 million and $3.3 million, in 2007, 2006, and 2005, respectively. The total due to this related party as of December 29, 2007 and December 30, 2006 was $-0- and $0.1 million, respectively.

The Company made charitable contributions of $0.8 million, $1.0 million and $0.8 million in 2007, 2006 and 2005, respectively, to charitable foundations controlled by the executive officers of the Company. The total due to the charitable foundations as of December 29, 2007 and December 30, 2006 was $0.1 million and $0.2 million, respectively.

(17) INVESTMENT IN AFFILIATE

The Company holds a minority interest in RidemakerZ, LLC, which is accounted for under the equity method. RidemakerZ is an early-stage company that has developed an interactive retail concept that allows children and families to build and customize their own personalized cars. In 2006, the Company invested $0.6 million, which represented an ownership interest of approximately 10%. The Company invested an additional $2.4 million is 2007. The Company also entered into a series of agreements whereby the Company agreed to perform advisory and operational support services for RidemakerZ in exchange for additional equity. The Company received $1.2 million in equity in exchange for support services provided in fiscal 2007. The Company also purchased a call option from a group of other RidemakerZ investors for $150,000 for 1.25 million RidemakerZ common units at an exercise price of $1.25 per unit. The call option was immediately exercisable and expires April 30, 2012. Simultaneously, the Company granted a put option to the same group of investors for 1.25 million common units at an exercise price of $0.50 per unit. The put option is exercisable on April 30, 2008 and expires on April 30, 2012. As of December 29, 2007, the investment in RidemakerZ was approximately $4.3 million, which represented an ownership interest of approximately 20%. Due to the structure of the Company's investment in RidemakerZ, no income or loss allocations were recorded in 2007 or 2006. Under the current agreements, Build-A-Bear Workshop, Inc. could own up to approximately 30% of fully diluted equity in RidemakerZ.

As of December 29, 2007 and December 30, 2006, outstanding receivables from RidemakerZ were $0.8 million and $-0-, respectively.

(18) MAJOR VENDORS

Three vendors accounted for approximately 84%, 83%, and 86% of inventory purchases in 2007, 2006, and 2005, respectively.

(19) SEGMENT INFORMATION

The Company's operations are conducted through three reportable segments consisting of retail, international franchising, and licensing and entertainment. The retail segment includes the operating activities of company-owned stores in the United States, Canada, the United Kingdom, Ireland, France and other retail delivery operations, including the Company's web store and non-traditional store locations such as baseball ballparks. The international franchising segment includes the licensing activities of the Company's franchise agreements with store locations in Europe, outside of France, Asia, Australia and Africa. The licensing and entertainment segment has been established to market the naming and branding rights of the Company's intellectual properties for third party

Notes to Consolidated Financial Statements (continued)

use. These operating segments represent the basis on which the Company's chief operating decision-maker regularly evaluates the business in assessing performance, determining the allocation of resources and the pursuit of future growth opportunities. The operating segments have discrete sources of revenue, different capital structures and different cost structures. The reporting segments follow the same accounting policies used for the Company's consolidated financials statements.

Following is a summary of the financial information for the Company's reporting segments (in thousands):

	Retail	International Franchising	Licensing & Entertainment	Total
Fiscal 2005				
Net sales to external customers	$358,901	$1,976	$ 932	$361,809
Net income before income taxes	43,764	119	530	44,413
Capital expenditures	30,987	46	50	31,083
Depreciation and amortization	17,039	552	1	17,592
Fiscal 2006				
Net sales to external customers	432,572	3,521	979	437,072
Net income before income taxes	46,161	1,794	468	48,423
Capital expenditures	52,525	34	18	52,577
Depreciation and amortization	21,683	699	12	22,394
Fiscal 2007				
Net sales to external customers	468,168	3,577	2,616	474,361
Net income before income taxes	31,032	1,888	2,103	35,023
Capital expenditures	36,902	333	–	37,235
Depreciation and amortization	25,788	493	11	26,292
Total Assets as of:				
December 29, 2007	$334,040	$3,671	$1,820	$339,531
December 30, 2006	$294,816	$9,279	$1,075	$305,170

The Company's reportable segments are primarily determined by the types of products and services that they offer. Each reportable segment may operate in many geographic areas. The Company allocates revenues to geographic areas based on the location of the customer or franchisee. The following schedule is a summary of the Company's sales to external customers and long-lived assets by geographic area (in thousands):

	North America(1)	Europe(2)	Other(3)	Total
Fiscal 2005				
Net sales to external customers	$359,615	$ 471	$1,723	$361,809
Property and equipment, net	89,924	–	49	89,973
Fiscal 2006				
Net sales to external customers	400,833	32,717	3,522	437,072
Property and equipment, net	115,779	14,549	19	130,347
Fiscal 2007				
Net sales to external customers	411,781	59,003	3,577	474,361
Property and equipment, net	120,145	19,687	9	139,841

(1) North America includes the United States, Canada and Puerto Rico

(2) Europe includes company-owned stores in the United Kingdom, Ireland and France

(3) Other includes franchise businesses outside of the United States, Canada, the United Kingdom, Ireland and France

(20) SUBSEQUENT EVENT

On March 10, 2008, the Company announced a $50 million share repurchase program of outstanding common stock over the next 12 months. The program was authorized by the Company's board of directors. Purchases may be made in the open market (including through 10b5-1 trading plans), in privately negotiated transactions, or through an accelerated repurchase transaction with the level and timing of activity depending on market conditions, other investment opportunities and other factors. Purchases may be increased, decreased or discontinued at any time without notice.

Exhibits

(a)(2) Financial Statement Schedules

No additional Financial Statement Schedules are filed as a part of this report pursuant to Item 8 and Item 15(d).

(a)(3) Exhibits.

The following is a list of exhibits filed as a part of the annual report on Form 10-K:

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated April 3, 2000 between Build-A-Bear Workshop, L.L.C. and the Registrant (incorporated by reference from Exhibit 2.1 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)
3.1	Third Amended and Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 of our Current Report on Form 8-K, filed on November 11, 2004)
3.2	Amended and Restated Bylaws (incorporated by reference from Exhibit 3.4 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)
4.1	Specimen Stock Certificate (incorporated by reference from Exhibit 4.1 to Amendment No. 3 to our Registration Statement on Form S-1, filed on October 1, 2004, Registration No. 333-118142)
4.2	Stock Purchase Agreement by and among the Registrant, Catterton Partners IV, L.P., Catterton Partners IV Offshore, L.P. and Catterton Partners IV Special Purpose, L.P. and the Purchasers named therein dated as of April 3, 2000 (incorporated by reference from Exhibit 4.2 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)
4.3	Stock Purchase Agreement by and among the Registrant and the other Purchasers named therein dated as of September 21, 2001 (incorporated by reference from Exhibit 4.3 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)
4.4	Amended and Restated Registration Rights Agreement, dated September 21, 2001 by and among Registrant and certain stockholders named therein (incorporated by reference from Exhibit 4.5 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)
10.1*	Build-A-Bear Workshop, Inc. 2000 Stock Option Plan (incorporated by reference from Exhibit 10.1 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)
10.1.1*	Form of Incentive Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2000 Stock Option Plan (incorporated by reference from Exhibit 10.1.1 to Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1, filed on October 1, 2004, Registration No. 333-118142)
10.1.2*	Form of Nonqualified Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2000 Stock Option Plan (incorporated by reference from Exhibit 10.1.2 to Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1, filed on October 1, 2004, Registration No. 333-118142)
10.2*	Build-A-Bear Workshop, Inc. 2002 Stock Incentive Plan, as amended (incorporated by reference from Exhibit 10.2 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)
10.2.1*	Form of Manager-Level Incentive Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2002 Stock Option Plan (incorporated by reference from Exhibit 10.2.1 to Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1, filed on October 1, 2004, Registration No. 333-118142)
10.2.2*	Form of Nonqualified Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2002 Stock Option Plan (incorporated by reference from Exhibit 10.2.2 to Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1, filed on October 1, 2004, Registration No. 333-118142)
10.3*	Build-A-Bear Workshop, Inc. 2004 Stock Incentive Plan (incorporated by reference from Exhibit 10.3 to Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1, filed on October 1, 2004, Registration No. 333-118142)
10.3.1*	Form of Incentive Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2004 Stock Incentive Plan (incorporated by reference from Exhibit 10.3.1 to Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1, filed on October 1, 2004, Registration No. 333-118142)
10.3.2*	Form of Director Nonqualified Stock Option Agreement under the Build-A-Bear Workshop, Inc. 2004 Stock Incentive Plan (incorporated by reference from Exhibit 10.3.2 to Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1, filed on October 1, 2004, Registration No. 333-118142)
10.3.3*	Model Incentive Stock Option Agreement Under the Registrant's 2004 Stock Incentive Plan (incorporated by reference from Exhibit 10.3.3 to Pre-Effective Amendment No. 5 to our Registration Statement on Form S-1, filed on October 12, 2004, Registration No. 333-118142)

Exhibits (continued)

10.3.4* Form of Employee Nonqualified Stock Option Agreement under the Registrant's 2004 Stock Incentive Plan (incorporated by reference from Exhibit 10.3.4 to Pre-Effective Amendment No. 5 to our Registration Statement on Form S-1, filed on October 12, 2004, Registration No. 333-118142)

10.3.5* Form of the Restricted Stock Agreement under the Registrant's 2004 Stock Incentive Plan (incorporated by reference from Exhibit 10.3.5 to Pre-Effective Amendment No. 5 to our Registration Statement on Form S-1, filed on October 12, 2004, Registration No. 333-118142)

10.3.6* Amended and Restated Build-A-Bear Workshop, Inc 2004 Stock Incentive Plan (incorporated by reference from Exhibit 10.1 on our Current Report on Form 8-K, filed on August 1, 2006)

10.4* Employment, Confidentiality and Noncompete Agreement dated May 1, 2004 between Maxine Clark and the Registrant (incorporated by reference from Exhibit 10.4 to Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1, filed on September 20, 2004, Registration No. 333-118142)

10.4.1* First Amendment dated February 22, 2006 to the Employment, Confidentiality and Noncompete Agreement dated May 1, 2004 between Maxine Clark and the Registrant (incorporated by reference from Exhibit 10.4.1 to our Annual Report on Form 10-K for the year ended December 31, 2005)

10.5* Employment, Confidentiality and Noncompete Agreement dated April 13, 2004 between Barry Erdos and the Registrant (incorporated by reference from Exhibit 10.5 to Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1, filed on September 20, 2004, Registration No. 333-118142)

10.5.1* First Amendment dated February 22, 2006 to the Employment, Confidentiality and Noncompete Agreement dated April 13, 2004 between Barry Erdos and the Registrant (incorporated by reference from Exhibit 10.5.1 to our Annual Report on Form 10-K for the year ended December 31, 2005)

10.5.2* Separation Agreement and General Release by and between Build-A-Bear Workshop, Inc. and Barry Erdos dated January 5, 2007, incorporated by reference to Build-A-Bear Workshop, Inc. Form 8-K filed on January 5, 2007, Exhibit 10.1

10.6* Employment, Confidentiality and Noncompete Agreement dated March 7, 2004 between Tina Klocke and the Registrant (incorporated by reference from Exhibit 10.6 to Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1, filed on September 20, 2004, Registration No. 333-118142)

10.6.1* First Amendment dated February 22, 2006 to the Employment, Confidentiality and Noncompete Agreement dated March 7, 2004 between Tina Klocke and the Registrant (incorporated by reference from Exhibit 10.6.1 to our Annual Report on Form 10-K for the year ended December 31, 2005)

10.7* Employment, Confidentiality and Noncompete Agreement dated July 9, 2001 between John Burtelow and the Registrant (incorporated by reference from Exhibit 10.7 to Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1, filed on September 20, 2004, Registration No. 333-118142)

10.7.1* First Amendment dated March 28, 2005 to Employment, Confidentiality and Noncompete Agreement dated July 9, 2001 between John Burtelow and the Registrant (incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K, filed on April 1, 2005)

10.8* Employment, Confidentiality and Noncompete Agreement dated as of March 7, 2004 between Scott Seay and the Registrant (incorporated by reference from Exhibit 10.8 to Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1, filed on September 20, 2004, Registration No. 333-118142)

10.8.1* First Amendment dated February 22, 2006 to the Employment, Confidentiality and Noncompete Agreement dated March 7, 2004 between Scott Seay and the Registrant (incorporated by reference from Exhibit 10.8.1 to our Annual Report on Form 10-K for the year ended December 31, 2005)

10.8.2* Second Amendment to the Employment, Confidentiality, and Non-Compete Agreement between Build-A-Bear Workshop, Inc. and Scott Seay dated January 5, 2007, incorporated by reference to Build-A-Bear Workshop, Inc. Form 8-K filed January 5, 2007, Exhibit 10.2

10.9* Employment, Confidentiality and Noncompete Agreement dated September 10, 2001 between Teresa Kroll and the Registrant (incorporated by reference from Exhibit 10.9 to Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1, filed on September 20, 2004, Registration No. 333-118142)

10.9.1* First Amendment dated February 22, 2006 to the Employment, Confidentiality and Noncompete Agreement dated September 10, 2001 between Teresa Kroll and the Registrant (incorporated by reference from Exhibit 10.9.1 to our Annual Report on Form 10-K for the year ended December 31, 2005)

Exhibits (continued)

10.10* Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference from Exhibit 10.11 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.11 Third Amendment to Loan Documents among the Registrant, Shirts Illustrated, LLC, Build-A-Bear Workshop Franchise Holdings, Inc., Build-A-Bear Entertainment, LLC, Build-A-Bear Retail Management, LLC (incorporated by reference from Exhibit 10.12 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.11.1 Fifth Amendment to Loan Documents among the Registrant, Shirts Illustrated, LLC, Build-A-Bear Workshop Franchise Holdings, Inc., Build-A-Bear Entertainment, LLC, Build-A-Bear Retail Management, LLC (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on July 10, 2006)

10.11.2 Sixth Amendment to Loan Documents between Build-A-Bear Workshop, Inc., Build-A-Bear Workshop Franchise Holdings, Inc. Build-A-Bear Entertainment, LLC, Build-A-Bear Retail Management, Inc., and Build-A-Bear Workshop UK Holdings Ltd., as borrowers, Build-A-Bear Workshop Canada, Ltd. and US Bank National Association, as lender entered into on and effective as of on June 19, 2007 incorporated by reference to Build-A-Bear Workshop, Inc. Form 8-K filed on June 20, 2007, Exhibit 10.1

10.12 Third Amended and Restated Loan Agreement between the Registrant, Shirts Illustrated, LLC, Build-A-Bear Workshop Franchise Holdings, Inc., Build-A-Bear Entertainment, LLC, and Build-A-Bear Retail Management, Inc., as borrowers, and U.S. Bank National Association, as Lender, entered into on September 27, 2005 with an effective date of May 31, 2005 (incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K, filed on October 3, 2005)

10.13 Second Amended and Restated Revolving Credit Note dated May 31, 2005 by the Registrant, Shirts Illustrated, LLC, Build-A-Bear Workshop Franchise Holdings, Inc., Build-A-Bear Entertainment, LLC, and Build-A-Bear Retail Management, Inc., as Borrowers, in favor of U.S. Bank National Association (incorporated by reference from Exhibit 10.2 to our Current Report on Form 8-K, filed on October 3, 2005)

10.14* Restricted Stock Purchase Agreement dated April 3, 2000 by and between Maxine Clark and the Registrant (incorporated by reference from Exhibit 10.16 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.15* Secured Promissory Note of Maxine Clark in favor of the Registrant, dated April 3, 2000 (incorporated by reference from Exhibit 10.17 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.16* Repayment and Stock Pledge Agreement dated April 3, 2000 by and between Maxine Clark and the Registrant (incorporated by reference from Exhibit 10.18 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.17* Restricted Stock Purchase Agreement dated September 19, 2001 by and between Tina Klocke and the Registrant (incorporated by reference from Exhibit 10.22 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.18* Secured Promissory Note of Tina Klocke in favor of the Registrant, dated September 19, 2001 (incorporated by reference from Exhibit 10.23 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.19* Repayment and Stock Pledge Agreement dated September 19, 2001 by and between Tina Klocke and the Registrant (incorporated by reference from Exhibit 10.24 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.20 Public Warehouse Agreement dated April 5, 2002 between the Registrant and JS Logistics, Inc., as amended (incorporated by reference from Exhibit 10.25 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.20.1 Second Amendment dated June 16, 2005 to the Public Warehouse Agreement dated April 5, 2002 between the Registrant and JS Warehousing, Inc. (incorporated by reference from Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended on April 2, 2005)

10.20.2† Second Amendment dated June 16, 2005 to the Public Warehouse Agreement dated April 5, 2002 between the Registrant and JS Warehousing, Inc. (incorporated by reference from Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005)

Exhibits (continued)

10.21 Agreement for Logistics Services dated as of February 24, 2002 by and among the Registrant and HA Logistics, Inc. (incorporated by reference from Exhibit 10.26 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.21.1 Letter Agreement extending Agreement for Logistics Services between HA Logistics, Inc. and the Registrant dated March 22, 2005 (incorporated by reference from Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005)

10.21.2 Letter Agreement extending Agreement for Logistics Services between HA Logistics, Inc. and the Registrant dated May 3, 2005 (incorporated by reference from Exhibit 10.4 to our Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005)

10.21.3† Letter Agreement dated June 7, 2005 amending the Agreement for Logistics Services dated February 24, 2002 by and among the Registrant and HA Logistics, Inc. (incorporated by reference from Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005)

10.22† Lease Agreement dated as of June 21, 2001 between the Registrant and Walt Disney World Co. (incorporated by reference from Exhibit 2.1 of our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.23 Amendment and Restatement of Sublease dated as of June 14, 2000 by and between NewSpace, Inc. and the Registrant (incorporated by reference from Exhibit 10.28 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.24 Lease dated May 5, 1997 between Smart Stuff, Inc. and Hycel Partners I, L.P. (incorporated by reference from Exhibit 10.29 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.25 Agreement dated October 16, 2002 between the Registrant and Hycel Properties Co., as amended (incorporated by reference from Exhibit 10.30 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.26 Letter Agreement dated September 30, 2003 between the Registrant and Hycel Properties Co. (incorporated by reference from Exhibit 10.30.1 to Pre-Effective Amendment No. 5 to our Registration Statement on Form S-1, filed on October 12, 2004, Registration No. 333-118142)

10.27 Construction Management Agreement dated November 10, 2003 by and between the Registrant and Hycel Properties Co. (incorporated by reference from Exhibit 10.31 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.28 Agreement dated July 19, 2001 between the Registrant and Adrienne Weiss Company (incorporated by reference from Exhibit 10.32 to our Registration Statement on Form S-1, filed on August 12, 2004, Registration No. 333-118142)

10.29 Lease between 5th Midtown LLC and the Registrant dated July 21, 2004 (incorporated by reference from Exhibit 10.33 to Pre-Effective Amendment No. 1 to our Registration Statement on Form S-1, filed on September 10, 2004, Registration No. 333-118142)

10.30 Exclusive Patent License Agreement dated March 12, 2001 by and between Tonyco, Inc. and the Registrant (incorporated by reference from Exhibit 10.34 to Pre-Effective Amendment No. 2 to our Registration Statement on Form S-1, filed on September 20, 2004, Registration No. 333-118142)

10.31 Standard Form Industrial Building Lease dated August 28, 2004 between First Industrial, L.P. and the Registrant (incorporated by reference from Exhibit 10.35 to Pre-Effective Amendment No. 4 to our Registration Statement on Form S-1, filed on October 5, 2004, Registration No. 333-118142)

10.32 Loan Agreement by and between Amsbra, Ltd., as Borrower, and Build-A-Bear Workshop Franchise Holdings, Inc., as Lender, entered into on October 4, 2005 with an effective date of September 26, 2005 (incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K, filed on October 11, 2005)

10.33 Revolving Credit Note by Amsbra, Ltd., as Borrower, in favor of Build-A-Bear Workshop Franchise Holdings, Inc., dated as of September 26, 2005 (incorporated by reference from Exhibit 10.2 to our Current Report on Form 8-K, filed on October 11, 2005)

10.34 Debenture dated October 11, 2005 by and between Amsbra, Ltd. and Build-A-Bear Workshop Franchise Holdings, Inc. (incorporated by reference from Exhibit 10.3 to our Current Report on Form 8-K, filed on October 11, 2005)

10.35 Facility Construction Agreement dated December 22, 2005 between the Registrant and Duke Construction Limited Partnership (incorporated by reference from Exhibit 10.35 to our Annual Report on Form 10-K for the year ended December 31, 2005)

Exhibits (continued)

10.36	Real Estate Purchase Agreement dated December 19, 2005 between Duke Realty Ohio and the Registrant (incorporated by reference from Exhibit 10.36 to our Annual Report on Form 10-K for the year ended December 31, 2005)
10.37*	Description of Board Compensation for Non-Management Directors effective November 10, 2005 (incorporated by reference from Exhibit 10.1 from our Current Report on Form 8-K, filed on November 16, 2005)
10.38	Share Purchase Agreement dated March 3, 2006 between the Hamleys Group Limited, Build-A-Bear Workshop UK Holdings Limited and The Bear Factory Limited (incorporated by reference from Exhibit 10.38 to our Annual Report on Form 10-K for the year ended December 31, 2005)
10.39	Sale and Purchase Agreement dated March 3, 2006 between the Registrant, Build-A-Bear Workshop UK Holdings Limited, the selling shareholders of Amsbra, Ltd. and Andrew Mackay (incorporated by reference from Exhibit 10.39 to our Annual Report on Form 10-K for the year ended December 31, 2005)
10.40*	Employment, Confidentiality, and Non-compete Agreement between Build-a-Bear Workshop, Inc. and Paul Bundonis dated January 16, 2007, incorporated by reference to Build-A-Bear Workshop, Inc. Form 8-K filed on January 18, 2007, Exhibit 10.1
10.41	Rules of the Build-A-Bear Workshop, Inc. U.K. Share Option Scheme, incorporated by reference to Build-A-Bear Workshop, Inc. Form 8-K filed on February 9, 2007, Exhibit 10.1
10.42	Nonqualified Deferred Compensation Plan (incorporated by reference from Exhibit 10.42 to our Annual Report on Form 10-K, filed on March 15, 2007)
11.1	Statement regarding computation of earnings per share (incorporated by reference from Note 12 of the Registrant's audited consolidated financial statements included herein)
13.1	Annual Report to Shareholders for the Fiscal Year Ended December 30, 2006 (The Annual Report, except for those portions which are expressly incorporated by reference in the Form 10-K, is furnished for the information of the Commission and is not deemed filed as part of the Form 10-K)
21.1	List of Subsidiaries of the Registrant (incorporated by reference from Exhibit 21.1 to our Annual Report on Form 10-K for the year ended December 30, 2006)
23.1	Consent of KPMG LLP
31.1	Rule 13a-14(a)/15d-14(a) certification (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, executed by the Chief Executive Bear)
31.2	Rule 13a-14(a)/15d-14(a) certification (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, executed by the Chief Financial Bear)
32.1	Section 1350 Certification (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by the Chief Executive Bear)
32.2	Section 1350 Certification (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by the Chief Financial Bear)

* Management contract or compensatory plan or arrangement.

† Confidential treatment requested as to certain portions filed separately with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUILD-A-BEAR WORKSHOP, INC.
(Registrant)

By: /s/ MAXINE CLARK	By: /s/ TINA KLOCKE
Maxine Clark	Tina Klocke
Chief Executive Bear	Chief Financial Bear, Treasurer and Secretary

Date: March 13, 2008

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Maxine Clark and Tina Klocke, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign the Annual Report on Form 10-K of Build-A-Bear Workshop, Inc. (the "Company") for the fiscal year ended December 29, 2007 and any other documents and instruments incidental thereto, together with any and all amendments and supplements thereto, to enable the Company to comply with the Securities Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signatures	Title	Date
/s/ MARY LOU FIALA Mary Lou Fiala	Director	March 13, 2008
/s/ JAMES M. GOULD James M. Gould	Director	March 13, 2008
/s/ LOUIS M. MUCCI Louis M. Mucci	Director	March 13, 2008
/s/ WILLIAM REISLER William Reisler	Director	March 13, 2008
/s/ COLEMAN PETERSON Coleman Peterson	Director	March 13, 2008
/s/ JOAN RYAN Joan Ryan	Director	March 13, 2008
/s/ MAXINE CLARK Maxine Clark	Chief Executive Bear and Chairman of the Board (Principal Executive Officer)	March 13, 2008
/s/ TINA KLOCKE Tina Klocke	Chief Financial Bear, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 13, 2008

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BOARD OF DIRECTORS

Maxine Clark
Founder, Chairman, and
Chief Executive Bear
Build-A-Bear Workshop, Inc.

Barney Ebsworth*
Founder and CEO
Windsor, Inc. (a corporation that provides financing for venture capital, real estate, and other investments)

Mary Lou Fiala [1, 2]
President and
Chief Operating Officer
Regency Centers Corporation
(a real estate investment trust specializing in the ownership and operation of grocery-anchored shopping centers)

James Gould [2, 3]
Managing General Partner
The Walnut Group
(a group of affiliated venture capital funds)

Louis Mucci [1, 3]
Retired Partner
PricewaterhouseCoopers LLP

Coleman Peterson [2, 3]
President and CEO
Hollis Enterprises LLC
(a human resources consulting firm)
Former Executive Vice President of People
Wal-Mart Stores, Inc.

William Reisler [1, 2]
Co-Founder, Managing Partner
Kansas City Equity Partners
(a private equity firm)

Joan Ryan [1, 3]
Retired Senior Vice President
Walt Disney Theme Parks and Resorts

Board Committees:
(1) Audit Committee
(2) Compensation Committee
(3) Governance Committee

* Board Member Emeritus as of the 2006 Annual Meeting

SENIOR MANAGEMENT

Maxine Clark
Founder, Chairman,
and Chief Executive Bear

Scott Seay
President and
Chief Operating Bear

Dave Finnegan
Chief Information Bear

Tina Klocke
Chief Financial Bear,
Treasurer and Secretary

Teresa Kroll
Chief Marketing Bear

MANAGING DIRECTORS

Paul Bundonis
Managing Director,
Stores — Central Region

Phil Deiter
Managing Director,
Workshop Experience

Darlene Elder
Managing Director,
Bear and Human Resources

Jeff Fullmer
Managing Director,
Bear Logistics and Planning

Scott Gower
Managing Director,
Stores — East Region

Dorrie Krueger
Managing Director,
Strategic Bear Planning

Rick Levine
Managing Director,
Stores — West Region

Roger Parry
Managing Director,
UK Trading

Nancy Schwartz
Managing Director,
Bear Marketing

Mark Shurtleff
Managing Director,
Beartroller

Shari Stout
Managing Director,
Bear Stuff Development

Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

April 8, 2008

Dear Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Build-A-Bear Workshop, Inc. to be held at the Saint Louis Science Center, May Hall, 5050 Oakland Avenue, St. Louis, Missouri 63110 on Thursday, May 8, 2008, at 10:00 a.m. Central Time. For your reference, directions for our annual meeting site are provided at Appendix A to this proxy statement.

At the meeting, you will be asked to elect three Directors, ratify the appointment of KPMG LLP as our independent registered public accounting firm for our current fiscal year, and transact such other business as may properly come before the meeting.

The formal Notice of Annual Meeting of Stockholders and proxy statement accompanying this letter provide detailed information concerning matters to be considered and acted upon at the meeting. Your vote is important. I urge you to vote as soon as possible, whether or not you plan to attend the annual meeting. You may vote via the Internet, as well as by telephone or by mailing the proxy card. Please review the instructions with the proxy card regarding each of these voting options.

Thank you for your continued support of, and interest in, Build-A-Bear Workshop. I look forward to seeing you at the annual meeting.

Sincerely,

Maxine Clark
Chairman and Chief Executive Bear

Build-A-Bear Workshop, Inc.

1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 8, 2008

The 2008 Annual Meeting of Stockholders of **BUILD-A-BEAR WORKSHOP, INC.**, a Delaware corporation (the "Company" or "Build-A-Bear Workshop"), will be held at the Saint Louis Science Center, May Hall, 5050 Oakland Avenue, St. Louis, Missouri 63110, on Thursday, May 8, 2008, at 10:00 a.m. Central Time, to consider and act upon the following matters:

1. to elect three Directors;

2. to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the Company's current fiscal year; and

3. to transact such other business as may properly come before the meeting or any adjournments thereof.

Only stockholders of record at the close of business on March 28, 2008 (the "Record Date") are entitled to notice of and to vote at the annual meeting. At least ten days prior to the meeting, a complete list of stockholders entitled to vote will be available for inspection by any stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Secretary of the Company at 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114. As a stockholder of record, you are cordially invited to attend the meeting in person. Regardless of whether you expect to be present at the meeting, please either (i) complete, sign and date the enclosed proxy and mail it promptly in the enclosed envelope, or (ii) vote electronically via the Internet or telephone as described in greater detail in the proxy statement. Returning the enclosed proxy, voting electronically, or voting telephonically will not affect your right to vote in person if you attend the meeting.

By Order of the Board of Directors

Tina L. Klocke

Tina Klocke
Chief Financial Bear, Treasurer and Secretary

EVEN THOUGH YOU MAY PLAN TO ATTEND THE MEETING IN PERSON, PLEASE VOTE BY TELEPHONE OR THE INTERNET, OR EXECUTE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY. A RETURN ENVELOPE (WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR YOUR CONVENIENCE. TELEPHONE AND INTERNET VOTING INFORMATION IS PROVIDED ON YOUR PROXY CARD. SHOULD YOU ATTEND THE MEETING IN PERSON, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

Table of Contents

BUILD-A-BEAR WORKSHOP, INC.

1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

2008 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Build-A-Bear Workshop, Inc., a Delaware corporation (the "Company"), to be voted at the 2008 Annual Meeting of Stockholders of the Company and any adjournment or postponement of the meeting. The meeting will be held at the Saint Louis Science Center, May Hall, 5050 Oakland Avenue, St. Louis, Missouri 63110, on Thursday, May 8, 2008, at 10:00 a.m. Central Time, for the purposes contained in the accompanying Notice of Annual Meeting of Stockholders and in this proxy statement. For your reference, directions for our annual meeting site are provided at Appendix A to this proxy statement.

ABOUT THE MEETING

Why Did I Receive This Proxy Statement?

Because you were a stockholder of the Company as of March 28, 2008 (the "Record Date") and are entitled to vote at the annual meeting, the Board of Directors is soliciting your proxy to vote at the meeting.

This proxy statement summarizes the information you need to know to vote at the meeting. This proxy statement and form of proxy were first mailed to stockholders on or about April 8, 2008.

What Am I Voting On?

You are voting on two items:

(a) the election of three Directors; and

(b) the ratification of KPMG LLP as the Company's independent registered public accounting firm for fiscal 2008.

How Do I Vote?

Stockholders of Record: If you are a stockholder of record, there are four ways to vote:

- by toll-free telephone at 1-866-540-5760;
- by Internet at *http://www.proxyvoting.com/bbw;*
- by completing and returning your proxy card in the postage-paid envelope provided; or
- by written ballot at the meeting.

Street Name Holders: Shares which are held in a brokerage account in the name of the broker are said to be held in "street name." If your shares are held in street name you should follow the voting instructions provided by your broker. You may complete and return a voting instruction card to your broker, or, in many cases, your broker may also allow you to vote via the telephone or Internet. Check your proxy card for more information. If you hold your shares in street name and wish to vote at the meeting, you must obtain a legal proxy from your broker and bring that proxy to the meeting.

Regardless of how your shares are registered, if you complete and properly sign the accompanying proxy card and return it to the address indicated, it will be voted as you direct.

What is the Deadline for Voting via Internet or Telephone?

Internet and telephone voting for stockholders of record is available through 11:59 p.m. Eastern Time on Wednesday, May 7, 2008 (the day before the annual meeting).

What Are the Voting Recommendations of the Board of Directors?

The Board recommends the following votes:

(a) FOR election of each of the three nominees as Directors; and

(b) FOR ratification of the appointment of KPMG LLP as independent registered public accounting firm for fiscal 2008.

Unless you give contrary instructions on your proxy card, the persons named as proxy holders will vote your shares in accordance with the recommendations of the Board of Directors.

Will Any Other Matters Be Voted On?
We do not know of any other matters that will be brought before the stockholders for a vote at the annual meeting. If any other matter is properly brought before the meeting, your signed proxy card gives authority to Maxine Clark and Tina Klocke to vote on such matters in their discretion.

Who Is Entitled to Vote at the Meeting?
Only stockholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

How Many Votes Do I Have?
You will have one vote for every share of Build-A-Bear Workshop common stock you owned on the Record Date.

How Many Votes Can Be Cast by All Stockholders?
20,099,488, consisting of one vote for each share of Build-A-Bear Workshop common stock outstanding on the Record Date. There is no cumulative voting.

How Many Votes Must Be Present to Hold the Meeting?
The holders of a majority of the aggregate voting power of Build-A-Bear Workshop common stock outstanding on the Record Date, or 10,049,745 votes, must be present in person, or by proxy, at the meeting in order to constitute a quorum necessary to conduct the meeting.

If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted in determining the quorum. A broker non-vote occurs when a bank or broker holding shares in street name submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions.

We urge you to vote by proxy even if you plan to attend the meeting so that we will know as soon as possible that a quorum has been achieved.

What Vote Is Required to Approve Each Proposal?
In the election of Directors, the affirmative vote of a plurality of the votes present in person or by proxy and entitled to vote at the meeting is required. A proxy that has properly withheld authority with respect to the election of one or more Directors will not be voted with respect to the Director or Directors indicated, although it will be counted for the purposes of determining whether there is a quorum.

For the proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposals will be required for approval. An abstention with respect to these proposals will be counted for the purposes of determining the number of shares entitled to vote that are present in person or by proxy. Accordingly, an abstention will have the effect of a "no" vote.

If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to the matter.

Can I Change My Vote?
Yes. Just send in a new proxy card with a later date, or cast a new vote by telephone or Internet, or send a written notice of revocation to the Company's Corporate Secretary at the address on the cover of this proxy statement. Also, if you attend the meeting and wish to vote in person, you may request that your previously submitted proxy not be used.

How Can I Access the Company's Proxy Materials and Annual Report Electronically Online?
This proxy statement and the 2007 annual report are available in the Investor Relations section of the Company's website, which can be accessed at *http://ir.buildabear.com* by selecting the "Financial Reports" section. We encourage you to enroll at *www.bnymellon.com*/shareowner/isd in order to receive future proxy statements and annual reports electronically, instead of receiving copies of next year's proxy statement and annual report by mail. By electing to receive these documents electronically, you will save the Company the cost of producing and mailing paper copies of these documents. If you enroll to receive the

documents electronically, beginning in 2009 you will receive only a proxy card and business reply envelope in the mail. The proxy card you receive will instruct you to visit *http://ir.buildabear.com* to view our annual report and proxy statement.

Who Can Attend the Annual Meeting?

Any Build-A-Bear Workshop stockholder as of the Record Date may attend the meeting. If you own shares in street name, you should ask your broker or bank for a legal proxy to bring with you to the meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement so that we can verify your ownership of our stock and admit you to the meeting. However, you will not be able to vote your shares at the meeting without a legal proxy.

If you return a proxy card without indicating your vote, your shares will be voted as follows: (i) FOR the three nominees for Director named in this proxy statement; (ii) FOR ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the Company for fiscal 2008; and (iv) in accordance with the recommendation of management on any other matter that may properly be brought before the meeting and any adjournment of the meeting.

Proof of ownership of Build-A-Bear Workshop stock, as well as a valid form of personal identification (with picture), must be presented in order to attend the annual meeting.

What is "Householding" of Proxy Materials?

The Securities and Exchange Commission ("SEC") has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. The Company will deliver, promptly upon request, a separate copy of the proxy statement to any stockholder who is subject to householding. You can request a separate proxy statement by writing to the Company at Build-A-Bear Workshop, Inc., Attention: Investor Relations, 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114 or by calling the Company at (314) 423-8000. Once you have received notice from your broker or the Company that they are or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement in the future, or if you currently receive multiple proxy statements and would prefer to participate in householding, please notify your broker if your shares are held in a brokerage account or the Company if you hold registered shares. You can notify the Company by sending a written request to Build-A-Bear Workshop, Inc., Attention: Investor Relations, 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114 or by calling the Company at (314) 423-8000.

Who Pays for the Solicitation of Proxies?

The Company has hired the firm of Mellon Investor Services to solicit proxies for this meeting for a fee estimated at $6,500 plus reimbursement for reasonable and customary out-of-pocket expenses. The Company will bear the cost of the solicitation of proxies for the meeting. Brokerage houses, banks, custodians, nominees and fiduciaries are being requested to forward the proxy material to beneficial owners and their reasonable expenses therefor will be reimbursed by the Company. Solicitation will be made by mail and also may be made personally or by telephone, facsimile or other means by the Company's officers, Directors and employees, without special compensation for such activities.

VOTING SECURITIES

On the Record Date, there were 20,099,488 outstanding shares of the Company's common stock (referred to herein as "shares").

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership of the Company's shares as of March 28, 2008 (unless otherwise noted) by (i) each person known by the Company to own beneficially more than five percent (5%) of the outstanding shares, (ii) each Director and Director nominee of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table (the "Named Executive Officers"), and (iv) all executive officers and Directors of the Company as a group. The table includes shares that may be acquired within 60 days of March 28, 2008 upon the exercise of stock options by employees or outside Directors and shares of restricted stock. Unless otherwise indicated, each of the persons or entities listed below exercises sole voting and investment power over the shares that each of them beneficially owns. Except as indicated below, the address of each person or entity listed is c/o Build-A-Bear Workshop, Inc., 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114. For the beneficial ownership of the stockholders owning five percent or more of the shares, the Company relied on publicly available filings and representations of the stockholders.

Name of Beneficial Owner	Amount and Nature of Shares of Common Stock Beneficially Owned[17][18]	Percentage of Class
Maxine Clark and affiliates[1]	2,942,933	14.5%
Kennedy Capital Management Inc.[2]	2,804,477	14.0%
Barney Ebsworth[3]	1,947,264	9.7%
Baron Capital Group, Inc.[4]	1,161,400	5.8%
Luther King Capital Management Corporation[5]	1,049,050	5.2%
Coleman Peterson[6]	16,375	*
James M. Gould[7]	10,822	*
William Reisler[8]	12,572	*
Louis Mucci[9]	12,843	*
Mary Lou Fiala[10]	12,586	*
Scott Seay[11]	73,317	*
Tina Klocke[12]	183,151	*
Teresa Kroll[13]	28,688	*
Paul Bundonis[14]	12,961	*
Joan Ryan[15]	15,320	*
All Directors and executive officers as a group (11 persons)[16]	3,321,568	16.3%

* Less than 1.0%.

(1) Represents 25,569 shares owned directly by Ms. Clark, 37,402 shares owned indirectly through her husband, 103,711 shares of restricted stock, and 2,623,783 shares held by Smart Stuff, Inc. Ms. Clark controls the voting and/or investment power for the shares held by Smart Stuff, Inc. as its president and sole stockholder. Smart Stuff, Inc. was issued membership interests in the predecessor entity to the Company in 1997 in conjunction with the original founding of the business by Ms. Clark. Also includes options to purchase 152,468 shares.

(2) Represents 2,804,477 shares held by Kennedy Capital Management ("Kennedy"), which is located at 10829 Olive Blvd., St. Louis, Missouri 63141. All information regarding ownership by is based solely on a Schedule 13G/A filed by Kennedy on February 13, 2008.

(3) Represents 4,573 shares of common stock owned directly by Mr. Ebsworth, 1,942,691 shares held indirectly through The Barney A. Ebsworth Living Trust dated July 23, 1986. Mr. Ebsworth exercises voting and/or investment powers for the shares held by The Barney A. Ebsworth Living Trust dated July 23, 1986, as trustee of the trust. All information regarding ownership by Mr. Ebsworth and the Barney A. Ebsworth Living Trust dated July 23, 1986 is based solely on a Schedule 13G/A filed by Mr. Ebsworth on February 13, 2008. Mr. Ebsworth is a Director Emeritus.

(4) Represents 1,161,400 shares held jointly by Baron Capital Group, Inc. ("BCG"), a holding company; BAMCO, Inc. ("BAMCO"), an investment advisor; Baron Small Cap Fund ("BSC"), an investment company; and Robert Baron, an individual. The principal address of each filer is 767 Fifth Avenue, New York, New York 10153. Each of these filers has shared voting and investment power over the shares owned. All information regarding ownership by is based solely on a Form 13G filing filed jointly by Baron on February 14, 2008.

(5) Represents 1,049,050, shares held by Luther King Capital Management Corporation ("Luther King"), which is located at 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102. All information regarding ownership by is based solely on a Schedule 13G/A filed by Luther King on January 18, 2008.

(6) Represents 10,209 shares of common stock and 6,166 shares of restricted stock.

(7) Represents 6,323 shares of common stock and 4,499 shares of restricted stock.

(8) Represents 8,073 shares of common stock and 4,499 shares of restricted stock.

(9) Represents 8,344 shares of common stock and 4,499 shares of restricted stock.

(10) Represents 8,087 shares of common stock and 4,499 shares of restricted stock.

(11) Represents 9,534 shares of common stock, 50,376 restricted shares, and options to purchase 13,407 shares of common stock.

(12) Represents 46,746 shares of common stock (including 300 shares owned by Ms. Klocke's spouse and 200 shares held in trust for the benefit of Ms. Klocke's children), 27,905 restricted shares, and options to purchase 108,500 shares of common stock.

(13) Represents 3,876 shares of common stock, 8,312 restricted shares, and options to purchase 16,500 shares of common stock.

(14) Represents 1,539 shares of common stock and 11,422 shares of restricted stock. (On January 5, 2007, Mr. Bundonis was promoted to Chief Workshop Bear and served in this position until March 2008).

(15) Represents 7,487 shares of common stock and 7,833 shares of restricted stock.

(16) The 11 individuals listed in the chart include all Directors and executive officers who own a total of 235,387 restricted shares and options to purchase a total of 290,875 shares of common stock. Shares owned by Mr. Ebsworth, a Director Emeritus, are not included.

(17) No Director or Named Executive Officer beneficially owns shares that are pledged as security.

(18) Share numbers include restricted stock granted to Named Executive Officers on March 20, 2008 at a closing price of $8.84.

PROPOSAL I. ELECTION OF DIRECTORS

The Company's Board of Directors presently has seven members, divided into three classes as nearly equal in number as possible. The classes have staggered three-year terms. As a result, only one class of Directors is elected at each annual meeting of our stockholders. Maxine Clark, Mary Lou Fiala and Louis Mucci are Class I Directors, and their terms will expire at the 2008 annual meeting. Coleman Peterson and William Reisler are Class II Directors, and their terms will expire at the 2009 annual meeting. James M. Gould and Joan Ryan are Class III Directors, and their terms will expire at the 2010 annual meeting. Currently, all our Directors hold office until the annual meeting of stockholders at which their term expires or until their successors are duly elected and qualified.

Under our Corporate Governance Guidelines, a Director may not stand for election or re-election after reaching the age of 70. As such, Barney Ebsworth, age 72, did not stand for re-election at the 2006 Annual Meeting, and serves the Company as Director Emeritus.

A Director Emeritus is not permitted to vote on matters brought before the Board of Directors or any Board committee and is not counted for the purposes of determining whether a quorum of the Board or a Board committee is present. See "Director Compensation Policies" for a discussion of Director Emeritus compensation.

The Nominating and Governance Committee (the "Governance Committee") of the Board of Directors has nominated the Class I Directors, Maxine Clark, Mary Lou Fiala and Louis Mucci, to be re-elected to serve until the 2011 annual meeting of stockholders or until their successors are duly elected and qualified.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NAMED NOMINEES.

Proxies cannot be voted for a greater number of persons than the number of nominees named herein. Unless otherwise specified, all proxies will be voted in favor of the three nominees listed herein for election as Directors.

The Board has no reason to expect that any of the nominees will be unable to stand for election on the date of the meeting or for good cause will not serve. If a vacancy occurs among the original nominees prior to the meeting, the proxies will be voted for a substitute nominee named by the Board of Directors and for the remaining nominees. Directors are elected by a plurality of the votes present in person or by proxy and entitled to vote at the meeting.

DIRECTORS

Set forth below are the names, ages, positions and brief accounts of the business experience for each of our Directors as of March 28, 2008.

CLASS I DIRECTORS — UP FOR RE-ELECTION



Maxine Clark, 59, has been our Chief Executive Bear since she founded the Company in 1997. She was our President from our inception in 1997 to April 2004, and has served as Chairman of our Board of Directors since our conversion to a corporation in April 2000. She was initially elected to our Board of Directors pursuant to the terms of a stockholders' agreement which terminated upon the closing of the Company's initial public offering in 2004. Ms. Clark was re-elected at our 2005 Annual Meeting of Stockholders. Prior to founding Build-A-Bear Workshop, Ms. Clark was the President of Payless ShoeSource, Inc. from November 1992 until January 1996. Before joining Payless, Ms. Clark spent over 19 years in various divisions of The May Department Stores Company in areas including merchandise development, merchandise planning, merchandise research, marketing and product development. Ms. Clark is a member of the Board of Directors of The J.C. Penney Company, Inc. and Chairman of its Governance Committee. She also serves on the Board of Trustees of Washington University in St. Louis and on the Board of Directors of Barnes-Jewish Hospital in St. Louis. Ms. Clark is Chair of Teach for America-St. Louis. She is also a member of the Committee of 200, an organization for women entrepreneurs around the world. Ms. Clark has a bachelor's degree from the University of Georgia.



Mary Lou Fiala, 56, was originally appointed to the Board at a regular Board meeting on January 26, 2005, and then she was re-elected at our 2005 Annual Meeting of Stockholders. Since 1998, Ms. Fiala has served as President and Chief Operating Officer of Regency Centers Corporation, a real estate investment trust specializing in the ownership and operation of grocery anchored shopping centers. In her role as President and Chief Operating Officer, Ms. Fiala is responsible for the operational management of Regency's retail centers nationwide. Prior to working with Regency, Ms. Fiala served as Managing Director of Security Capital Global Strategic Group Incorporated, where she was responsible for the development of operating systems for the firm's retail-related initiatives. Previously, she also served as Senior Vice President and Director of Stores for Macy's East/Federated Department Stores, Inc. Before her tenure at Macy's, Ms. Fiala was Senior Vice President of Henri Bendel and Senior Vice President and Regional Director of stores for Federated's Burdine's Division. Ms. Fiala is a past Board member of Pacific Retail Trust and City Center Retail. She is a current member of the Board of Trustees for the International Council of Shopping Centers, and Board of Directors of the Regency Centers Corporation and Stir Crazy, Inc., a privately held restaurant chain. Ms. Fiala earned a bachelor's of science degree from Miami University. Ms. Fiala and her husband reside in Florida. They have three children and two grandchildren.



Louis Mucci, 66, was originally appointed to the Board at a regular Board meeting on November 17, 2004, and then he was re-elected at our 2005 Annual Meeting of Stockholders. Mr. Mucci recently held the position of Chief Financial Officer at BJ's Restaurants, Inc., a public company, and served on that company's Board of Directors from May 2002 until September 2005. Mr. Mucci currently serves as an advisor to the Board of Directors of BJ's Restaurants. He also serves on the Board of Directors of Stir Crazy, Inc., a privately held restaurant chain. Mr. Mucci is a senior advisor to SMH Capital (NASDAQ: SMGH) investment banking group. He retired from PricewaterhouseCoopers LLP in June 2001 after 25 years as a partner with the firm. Mr. Mucci's most recent position at PricewaterhouseCoopers was Chairman of the West Coast Retail Group. In this role he served on the firm's National Retail Executive Committee. Mr. Mucci holds a Bachelors of Science degree from California State University, Los Angeles, where he received the Distinguished Alumni Award from the Accounting Department and the School of Business Economics. Mr. Mucci is a member of the American Institute of Certified Public Accountants, the California State Society of Certified Public Accountants and the Retail Executive Forum.

CLASS II DIRECTORS — TERMS EXPIRING IN 2009



Coleman Peterson, 59, was appointed to the Board of Directors at a regular Board meeting on November 10, 2005. Mr. Peterson is President and Chief Executive Officer of Hollis Enterprises LLC, a human resources consulting firm, which he founded in 2004 following his retirement from Wal-Mart Stores, Inc. Mr. Peterson served as the Executive Vice-President of People at Wal-Mart from 1994 to 2004. Prior to joining Wal-Mart in 1994, Mr. Peterson spent 16 years with Venture Stores, with his last role being the Senior Vice-President of Human Resources. Mr. Peterson holds an undergraduate degree in English literature and a master's degree in Industrial Relations from Loyola University of Chicago. Mr. Peterson serves on the Board of Directors of J.B. Hunt Transportation, Inc. He serves as the Chairman of the Board of Trustees of Northwest Arkansas Community College and as a board member of the National Academy of Human Resources. He formerly served on the Executive Committee of the National Association for the Advancement of Colored People (NAACP) and also served as Treasurer of the NAACP Special Contributions Fund. Mr. Peterson resides in Rogers, Arkansas with his wife. They have two children, Rana and Collin.



William Reisler, 51, was initially elected to our Board of Directors pursuant to the terms of a stockholders' agreement which terminated upon the closing of the Company's initial public offering in 2004. Mr. Reisler has served on our Board of Directors since our conversion to a corporation in April 2000, and he served on an advisory board to our predecessor entity prior to that time. Mr. Reisler is a co-founder and Managing Partner of Kansas City Equity Partners (KCEP), a private equity fund that, with affiliates, manages over $3 billion in assets. Mr. Reisler currently serves as Managing Partner of Consumer Growth Partners, an affiliate of KCEP, focused on private equity investments in specialty retail and branded consumer companies. His corporate experience includes development of new products for Hallmark Cards, Inc. and strategic planning for Sprint Corporation. Mr. Reisler holds a bachelor of science degree in economics from the University of Illinois. He also holds a master of business administration degree from the University of Southern California. Mr. Reisler currently serves as a director of Three Dog Bakery, Inc. and of the Harry S. Truman Library Institute. Mr. Reisler, his wife and two children reside in Kansas City, Missouri.

CLASS I DIRECTORS — TERMS EXPIRING IN 2010



James M. Gould, 59, was initially elected to our Board of Directors pursuant to the terms of a stockholders' agreement which terminated upon the closing of the Company's initial public offering in 2004, and then he was re-elected to our Board at our 2006 Annual Meeting. Mr. Gould has served on our Board of Directors since our conversion to a corporation in April 2000, and he served on an advisory board to our predecessor entity prior to that time. Mr. Gould is a Managing General Partner of The Walnut Group, a group of affiliated venture capital funds, and he has held that position since 1994. He is also the Managing Member of Gould Venture Group V, LLC, a diversified financial concern, and is the owner of Management One Ltd., a firm he founded that represents professional athletes. He serves on several private company boards, including Stir Crazy, Inc., and The O'Gara Group. He has served on numerous charitable boards, including Prevent Child Abuse America, Camp BrightLight in partnership with the YMCA and the Cincinnati Ballet Company. Mr. Gould has a bachelor's degree in history from the University of Wisconsin. He resides in Cincinnati, Ohio with his wife Marcie and their four sons.



Joan Ryan, 62, was appointed to our Board at a regular Board meeting on February 28, 2006, and then she was re-elected to our Board at our 2006 Annual Meeting. Ms. Ryan retired as Senior Vice President of Walt Disney Theme Parks and Resorts, with whom she worked for 12 years, in February 2005. In that position, Ms. Ryan managed Disney's retail businesses including merchandise, food and beverage, and photo imaging at Walt Disney World® resort. Prior to that position, she was senior vice president of merchandise for the Walt Disney World® resort. Her areas of responsibility included Disneyland® Resort, as well as Disney's international theme parks and resorts. Prior to joining Disney, Ms. Ryan spent over 30 years at various specialty retailers with responsibility for store operations and merchandising, including Ann Taylor Stores Corporation, Lord & Taylor (a division of Federated Departments Stores, Inc.), and Dayton Hudson Corporation (Target Corporation). Ms. Ryan has a bachelor's degree from Michigan State University. Ms. Ryan and her husband, Tom, reside in West Bloomfield, Michigan and Naples, Florida.

DIRECTOR EMERITUS



Barney Ebsworth, 73, was initially elected to our Board of Directors pursuant to the terms of a stockholders' agreement which terminated upon the closing of the Company's initial public offering in 2004. Mr. Ebsworth has served on our Board of Directors since our conversion to a corporation in April 2000, and he served on an advisory board to our predecessor entity prior to that time. Mr. Ebsworth is the founder and CEO of Windsor, Inc., formed in 1979 for the purpose of providing financing for venture capital, real estate and other investments. Mr. Ebsworth was the founder and CEO of INTRAV, a general agency formed in 1959 for the purpose of selling travel to individuals and businesses, until the company was sold in 1999. Mr. Ebsworth also founded Royal Cruise Line and Clipper Cruise Line in 1972 and 1981, respectively. He was the Chairman of those companies from inception to the time they were sold in 1986 and 1997, respectively. Mr. Ebsworth is also a Trustee of the Seattle Art Museum and a member of the Trustees Council and Co-Chairman of the Collectors Committee of the National Gallery of Art, Washington D.C. Mr. Ebsworth has a bachelor's degree from Washington University in St. Louis. He has one daughter, one granddaughter and one grandson.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Company's Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall management of the Company. In addition to considering various matters which require Board approval, the Board provides advice and counsel to, and ultimately monitors the performance of, the Company's senior management. There are three standing committees of the Board of Directors: the Audit Committee, the Compensation Committee, and the Governance Committee. In addition, in connection with the Board's consideration of certain strategic alternatives, the Board of Directors formed a Special Committee comprised of four independent non-management directors.

COMMITTEE CHARTERS, CORPORATE GOVERNANCE GUIDELINES, BUSINESS CONDUCT POLICY AND CODE OF ETHICS

The Board of Directors has adopted charters for all three of its standing Committees. The Board has also adopted Corporate Governance Guidelines, which set forth the obligations and responsibilities of the Directors with respect to independence, meeting attendance, compensation, re-election, orientation, self-evaluation, and stock ownership. The Board of Directors has also adopted a Business Conduct Policy, and a Code of Ethics Applicable to Senior Executives, both of which apply to all of its Directors and officers, including the Company's senior financial officers. Copies of the Committee charters, Corporate Governance Guidelines, Business Conduct Policy and Code of Ethics Applicable to Senior Executives can be found in the Corporate Governance section on the Company's Investor Relations website at *http://ir.buildabear.com* (information on our website does not constitute part of this proxy statement). The Company intends to comply with the disclosure requirements under Item 10 of Form 8-K by posting such information on its website. The Company will post any amendments to the Committee charters, Corporate Governance Guidelines, Business Conduct Policy and Code of Ethics Applicable to Senior Executives in the same section of the Company's website. The Committee charters, Corporate Governance Guidelines, Business Conduct Policy and Code of Ethics Applicable to Senior Executives are also available in print to stockholders and interested parties upon written request delivered to Build-A-Bear Workshop, Inc., 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114. Each of our Directors, executive officers and employees sign our Business Conduct Policy on an annual basis to ensure compliance. In addition, each of our executives signs our Code of Ethics Applicable to Senior Executives each year to ensure compliance.

Pursuant to the Corporate Governance Guidelines, the non-management Directors meet at least once each year in executive session. The presiding Director of these sessions changes for each meeting following an alphabetical rotation, unless the Board determines otherwise. Stockholders or interested parties can contact the presiding Director in writing c/o Build-A-Bear Workshop, Inc., 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114.

The Board of Directors met ten times in 2007 for regular meetings. Each Director attended at least 75% of the total number of meetings of the Board and the Board committees of which he or she was a member in 2007. While the Company does not have a formal policy requiring members of the Board to attend the annual meeting, the Company encourages all Directors to attend. All of our current Directors attended our 2007 annual meeting and plan to attend the 2008 annual meeting. The members, primary functions and number of meetings held for each of the Committees are described below.

Audit Committee

The members of the Audit Committee are Louis Mucci (Chair), Mary Lou Fiala, William Reisler and Joan Ryan.

The Audit Committee reviews the independence, qualifications and performance of our independent auditors, and is responsible for recommending the initial or continued retention of, or a change in, our independent auditors. The Committee reviews and discusses with our management and independent auditors our financial statements and our annual and quarterly reports, as well as the quality and effectiveness of our internal control procedures, critical accounting policies and significant regulatory or accounting initiatives. The Committee also prepares the audit committee report required to be included in our annual proxy statement. The Committee discusses with management earnings press releases and our major financial risk exposures. The Committee establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal control or auditing matters, approves the audit plan and staffing of the internal audit department, reports regularly to the board regarding its activities and performs an annual self-evaluation of committee performance.

The Audit Committee held twelve meetings in 2007.

Compensation Committee

The members of the Compensation Committee are Coleman Peterson (Chair), Mary Lou Fiala, James M. Gould and William Reisler.

The Compensation Committee makes recommendations to the Board of Directors regarding compensation arrangements for our executive officers, including annual salary, bonus and long-term incentive awards, and consults with our management regarding compensation policies and practices. The Committee reviews and approves the Company's stated compensation philosophy. The Committee reviews annually the performance of the Company's Chief Executive Bear. The Committee reviews and sets performance criteria for compensation programs for all Senior Executives of the Company. The Committee also reviews and makes recommendations regarding compensation of Directors. The Committee approves and oversees the administration of the Company's employee benefit plans and incentive compensation programs. The Committee makes recommendations concerning the adoption of any compensation plans in which management is eligible to participate, including the granting of stock options or other benefits under those plans. The Committee oversees management succession and reports regularly to the Board regarding its activities. The Committee reviews and discusses with management the Compensation Discussion and Analysis and prepares a report recommending the Compensation Discussion and Analysis for inclusion in the Company's proxy statement. The Committee reviews and reassesses the adequacy of its charter on an annual basis and conducts an annual self-evaluation of committee performance.

The Compensation Committee held six meetings in 2007.

Governance Committee

The members of the Governance Committee are James M. Gould (Chair), Louis Mucci, Coleman Peterson and Joan Ryan.

The Governance Committee establishes criteria for membership of the Company's Board of Directors and its committees. The Committee selects and nominates candidates for election or re-election as Directors at the Company's annual meeting. The Committee considers stockholder recommendations for and nominations of candidates for election as Directors. The Committee recommends candidates to fill any vacancies on the Board of Directors. The Committee reviews and makes recommendations to the Board regarding the Company's Corporate Governance Guidelines, whistleblower policy and ethics codes. The Committee reviews and determines the composition, nature and duties of the committees of the Board. The Committee oversees the annual Board and committee self-evaluation process, and assesses the independence and performance of all Board members. The Committee reports regularly to the Board regarding its activities, reviews and reassesses the adequacy of its charter on an annual basis and conducts an annual self-evaluation of committee performance.

The Governance Committee held four meetings in 2007.

Special Committee

In connection with the Board's consideration of certain strategic alternatives during 2007, the Board of Directors formed a Special Committee comprised of four independent non-management directors. The Special Committee retained the investment banking firm of Lehman Brothers to assist it in an analysis of a broad range of potential strategic alternatives to enhance stockholder value and was independently represented by Shearman & Sterling LLP. On March 10, 2008, the Company announced that the Committee completed its consideration of strategic alternatives. After the Committee completed its review and consideration, the Board of Directors authorized an increase in the Company's share repurchase program to up to $50 million.

The members of the Special Committee were James M. Gould (Chair), Louis Mucci, Coleman Peterson and Mary Lou Fiala.

The Special Committee held 14 meetings in 2007.

BOARD MEMBER INDEPENDENCE AND COMMITTEE MEMBER QUALIFICATIONS

The Board of Directors annually determines the independence of Directors based upon a review conducted by the Governance Committee and Board. No Director is considered independent unless he or she has no material relationship with the Company, either directly or as a partner, stockholder, family member, or officer of an organization that has a material relationship with the Company. To evaluate the materiality of any such relationship, the Board has established categorical independence standards consistent with Section 303A of the New York Stock Exchange ("NYSE") Listed Company Manual. On an annual basis, each Director and Named Executive Officer is obligated to complete a Director and Officer Questionnaire. Additionally, our Corporate Governance Guidelines require any director to disclose any matters that may arise during the course of the year which have the potential to impair independence.

The Board has determined that, in its judgment as of the date of this proxy statement, each of the non-management Board members (including all members of the Audit, Governance, and Compensation Committees) are independent directors, as defined by our Corporate Governance Guidelines and Section 303A of the NYSE Listed Company Manual. Accordingly, Mary Lou Fiala, Louis Mucci, James M. Gould, William Reisler, Coleman Peterson and Joan Ryan are all independent directors, as defined by our Corporate Governance Guidelines and Section 303A of the NYSE Listed Company Manual.

In addition, the Board also determined that each member of the Audit Committee (Louis Mucci, Joan Ryan, Mary Lou Fiala and William Reisler) is independent under the heightened Audit Committee independence requirements included in Section 303A of the NYSE Listed Company Manual and the SEC rules. Moreover, each member of the Audit Committee is financially literate, and at least one such member (Louis Mucci) has accounting or related financial management expertise as required in Section 303A of the NYSE Listed Company Manual. Furthermore, the Board determined that Louis Mucci qualifies as an "audit committee financial expert" as such term is defined under applicable SEC rules. Finally, each member of the Compensation Committee (Mary Lou Fiala, James Gould, Coleman Peterson and William Reisler) is independent as such term is defined in the listing standards of the NYSE, is a "non-employee director" pursuant to SEC Rule 16b-3 and is an "outside director" for purposes of §162(m) of the Internal Revenue Code.

In reaching these determinations, the Board considered an arrangement under which the Company served as a marketing partner in a film project for which James M. Gould is an executive producer and owner of a less than 10% net profits interest. Under the terms of the transaction, the Company and the film's producers paid their respective costs and expenses for materials relating to the marketing initiative, which were immaterial. The Board and the Governance Committee took this transaction into account when determining Mr. Gould's independence and concluded that the transaction was not material to the Company or Mr. Gould. Furthermore, the Board also determined that the proposed transaction does not constitute a transaction with a related person subject to disclosure under Regulation S-K Item 404(a).

There are no family relationships among our Directors and executive officers.

RELATED PARTY TRANSACTIONS

In addition to annually reviewing the independence of our Directors, the Company also maintains strict policies and procedures for ensuring that our Directors, executive officers and employees maintain high ethical standards and avoid conflicts of interest. Our Business Conduct Policy prohibits any direct or indirect conflicts of interest and requires any transactions which may constitute a potential conflict of interest to be reported to the Governance Committee. Our Code of Ethics applicable to Senior Executives requires our leadership to act with honesty and integrity, and to disclose to the Governance Committee any material transaction that reasonably could be expected to give rise to actual or apparent conflicts of interest.

Our Governance Committee has established written procedures for the review and pre-approval of all transactions between us and any related parties, including our Directors, executive officers, nominees for Director or executive office, 5% stockholders and immediate family members of any of the foregoing. Specifically, pursuant to our Governance Committee Charter, any Director or executive officer intending to enter into a transaction with the Company must provide the Governance Committee with all relevant details of the transaction. The transaction will then be evaluated by the Governance Committee to determine if the transaction is in our best interests and whether, in the Committee's judgment, the terms of such transaction are at least as beneficial to us as the terms we could obtain in a similar transaction with an independent third party. In order to meet these standards, the Committee may conduct a competitive bidding process, secure independent consulting advice, engage in its own fact-finding, or pursue such other investigation and fact-finding initiatives as may be necessary and appropriate in the Committee's judgment.

Store Fixtures and Furniture

We purchase fixtures for new stores and furniture for our corporate offices from NewSpace, Inc. ("NewSpace"). Robert Fox, the husband of Ms. Clark, our Chief Executive Bear, owns 100% of NewSpace. The total payments to NewSpace for these fixtures and furniture amounted to approximately $2.5 million in fiscal 2007.

In 2006, our Board of Directors sought and obtained competitive bids for purchase of store fixtures and furniture. NewSpace offered the lowest total pricing of any bidder in the process, and the Board determined that the quality of the services to be provided by NewSpace would be superior to the services provided by the other bidders. In 2007, our Board of Directors reviewed the terms of the transaction with NewSpace and determined that they are at least as beneficial to us as the terms we could obtain in a similar transaction with an independent third party. We expect to continue to purchase store fixtures and furniture from NewSpace, if NewSpace continues to offer competitive pricing through the bidding process and provide superior service levels.

OTHER TRANSACTIONS

During the 2007 fiscal year, the Company received royalty payments totaling approximately $743,000 from a third party vendor for bears that such vendor made for The J.C. Penney Company, Inc. ("J.C. Penney"). As noted in her biography, Ms. Clark is a member of the Board of Directors of J.C. Penney. J.C. Penney purchased the bears from the third party vendor in an arms-length transaction, entered into in the ordinary course of business on substantially the same terms as those of other manufacturing arrangements. J.C. Penney donated the proceeds of the bear sales to an affiliated charity, the JCPenney Afterschool Fund. Based on the above, the Company does not consider this a material transaction or one in which Ms. Clark had a material interest.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers, persons who beneficially own more than ten percent of a registered class of the Company's equity securities, and certain other persons to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC, and to furnish the Company with copies of the forms. Based solely on its review of the forms it received, or written representations from reporting persons, the Company believes that all of its Directors, executive officers and greater than ten percent beneficial owners complied with all such filing requirements during 2007, with the exception of Ms. Clark, Ms. Klocke, Ms. Kroll and Mr. Seay, each of whom filed a late Form 4 reporting the surrender of certain shares in connection with the vesting of restricted stock on March 8, 2007.

BOARD OF DIRECTOR COMPENSATION

The following table discloses compensation information of members of the Company's Board of Directors for serving as members of the Company's Board in 2007:

Name:	Fees Earned or Paid in Cash($)	Stock Awards ($)[2]	Total ($)
Maxine Clark[1]	$ —	$ —	$ —
Barney Ebsworth[3]	25,000	—	25,000
Mary Lou Fiala	70,000	98,611	168,611
James M. Gould	125,728	98,611	224,339
Louis Mucci	81,238	98,611	179,849
Coleman Peterson	75,910	148,255	224,165
William Reisler	40,000	98,611	138,611
Joan Ryan	40,000	146,894	186,894

(1) As a member of management, Maxine Clark, the Company's Chief Executive Bear, did not receive compensation for her services as Director in 2007. The compensation received by Ms. Clark as an employee of the Company is shown in the Summary Compensation Table.

(2) The amounts appearing in the Stock Awards column represent the fiscal 2007 Statement of Financial Accounting Standard FAS 123 (revised) ("FAS 123(R)") expense of restricted stock awards granted in fiscal 2005, fiscal 2006, and fiscal 2007.

(3) Mr. Ebsworth is a Director Emeritus, and is subject to a different compensation structure, described below.

Director Compensation Policies

The Compensation Committee reviews Board compensation annually, in conjunction with the November and January Board meetings. During 2006, the Compensation Committee reviewed Board compensation and made no changes. In November 2007, the Compensation Committee reviewed Board compensation and analyzed both the constituent compensation elements and the total compensation to Board members in relation to the Company's peer group. As a result of this 2007 review, the Board eliminated the restricted stock awards of 5,000 shares which were previously granted to newly appointed Board members joining the Company after November 10, 2005. Also as a result of its review, the Board elected not to increase the $40,000 annual retainer for Board membership, which has been in effect since 2005. The Board members do not receive additional fees or compensation for attending meetings or for being a committee member or attending committee meetings. However, the Board did conclude that adjustments were necessary in order for the Company to retain its qualified independent Board members whom are fulfilling Committee Chair responsibilities. Consequently, the additional annual retainer for the Chairman of our Audit Committee was increased from $10,000 to $18,500. The additional annual retainer for the Chairman of our Compensation Committee was increased from $5,000 to $11,250. The additional annual retainer for the Chairman of our Governance Committee was increased from $5,000 to $10,000. Importantly, the annual retainer fees for the Company's Governance and Compensation Committee Chairs remain at the median for applicable peer group compensation. The Audit Committee Chair annual retainer fees are in the seventy-fifth percentile in the peer group. The Board believes the fee paid to the Audit Committee

Chair is appropriate given the significant time commitment and expertise required to fulfill this responsibility on behalf of the Company in accordance with public reporting rules and procedures.

Finally, during its 2007 compensation review, the Board modified the restricted stock award granted to each member for annual service from a set number of shares (previously 3,500) to a set value of seventy five thousand dollars ($75,000), as determined on the grant date. The annual restricted stock grants vest each year on the anniversary date of our initial public offering (October 28, 2004). The vesting of all restricted stock grants is subject to continued service on our Board.

In connection with the Board's consideration of certain strategic alternatives during 2007 the Company's Board of Directors formed a special committee comprised of four independent non-management directors. On July 25, 2007, the Board passed a resolution to provide additional compensation to these directors, given the extraordinary amount of work involved in the review of strategic alternatives. Each non-management director serving on the Special Committee (including the Chairman of the committee) was paid $6,000 per month, with a maximum total potential payment of $30,000 per member. The Chair of the Special Committee received an additional $10,000 per month, with a maximum total potential payment of $50,000. The Company also reimbursed the Special Committee members for all out-of-pocket expenses.

Also pursuant to our Corporate Governance Guidelines, non-management Directors are required to refrain from selling or otherwise transferring greater than 50% of their total holdings in our stock during any twelve-month period, beginning with the anniversary date of our initial public offering. This policy does not apply to Directors Emeritus.

Under our Corporate Governance Guidelines, any Director may not stand for election or re-election after reaching the age of 70. However, any retiring Director who is asked by the Board, and agrees, to continue to serve the Company in the status of Director Emeritus, will receive a $25,000 annual retainer including fees for meeting attendance. The retiring Board member's remaining unvested restricted shares may, upon such retirement be accelerated by the Compensation Committee in its discretion. The retiring Board member receives no additional restricted stock grants.

We reimburse our Directors and Directors Emeritus for reasonable out-of-pocket expenses incurred in connection with attendance and participation in Board and committee meetings. We also reimburse our Directors for expenses incurred in the attendance of director continuing education conferences, because we expect that each of our Board members will attend at least one director continuing educational conference every two years.

EXECUTIVE OFFICERS

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers, other than Ms. Clark, as of March 28, 2008. For biographical information regarding Ms. Clark, see "Directors" above.

Name	Age	Position(s)
Scott Seay	45	President and Chief Operating Bear
Tina Klocke	48	Chief Financial Bear, Treasurer and Secretary
Teresa Kroll	53	Chief Marketing Bear

Scott Seay joined Build-A-Bear Workshop in May 2002 as Chief Workshop Bear and was named President and Chief Operating Bear in January 2007. Prior to joining us, Mr. Seay was Chief of Field Operations for Kinko's Inc., a national chain of copy centers, from April 1999 to May 2002. From April 1991 to April 1999, Mr. Seay held several operational roles including Senior Vice President of Operations West for CompUSA Inc., a computer retailer. From April 1983 to April 1991, Mr. Seay held several operational positions for The Home Depot, Inc.

Tina Klocke has been our Chief Financial Bear since November 1997, our Treasurer since April 2000, and Secretary since February 2004. Prior to joining us, she was the Controller for Clayton Corporation, a manufacturing company, where she supervised all accounting and finance functions as well as human resources. Prior to joining Clayton Corporation in 1990, she was the controller for Love Real Estate Company, a diversified investment management and development firm. She began her career in 1982 with Ernst & Young LLP.

Teresa Kroll has been our Chief Marketing Bear since September 2001. Prior to joining us Ms. Kroll was Vice President–Advertising for The WIZ, a unit of Cablevision, from 1999 to 2001. From 1995 to 1999, Ms. Kroll was Director of Marketing for Montgomery Ward Holding Corp., a department store retailer. From 1980 to 1994 Ms. Kroll held various administrative and marketing positions for Venture Stores, Inc.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The following Compensation Discussion and Analysis ("CD&A") describes our overall compensation philosophy and the primary components of our executive compensation program. Furthermore, the CD&A explains the process by which the Compensation Committee (the "Committee") determined the 2007 compensation for all Named Executive Officers. Finally, the CD&A discusses actions taken with regard to executive compensation during 2008.

Compensation Philosophy

The fundamental objectives of our executive compensation program are to attract and retain highly qualified executive officers, motivate these executive officers to materially contribute to our long-term business success, and align the interests of our executive officers and stockholders by rewarding our executives for individual and corporate performance based on targets established by the Committee.

We believe that achievement of these compensation program objectives enhances long-term stockholder value. When designing compensation packages to reflect these objectives, the Committee is guided by the following four principles:

- *Alignment with stockholder interests:* Compensation should be tied, in part, to our stock performance through the granting of equity awards to align the interests of executive officers with those of our stockholders.
- *Recognition for business performance:* Compensation should correlate in large part with our overall financial performance.
- *Accountability for individual performance:* Compensation should partially depend on the individual executive's performance, in order to motivate and acknowledge the key contributors to our success.
- *Competition:* Compensation should generally reflect the competitive marketplace and be consistent with that of other well-managed companies in our peer group.

In implementing this compensation philosophy, the Committee takes into account the compensation amounts from the previous years for each of the Named Executive Officers, and internal compensation equity among the Named Executive Officers. The Committee also strives to structure compensation packages so that total payout, taking into consideration performance-based compensation, will be above median if the Company meets or exceeds its financial targets and the individual Named Executive Officers perform well in their roles throughout the fiscal year.

2007 Compensation Determination Process

Each year the Committee engages in a review of our executive compensation with the goal of ensuring the appropriate combination of fixed and variable compensation linked to individual and corporate performance.

Role of Compensation Committee Consultant

In the course of its 2007 compensation review, the Committee utilized the services of an outside consultant, James F. Reda & Associates, LLC, who was engaged by the Committee to assist in the determination of the peer group, the compensation benchmarking process, and the review and establishment of compensation policies and programs for Named Executive Officers. The Company has no relationship with James F. Reda & Associates (other than the relationship undertaken by the Committee), and therefore the Committee believes that the compensation consultant is independent.

Role of Management

Also in the course of its review, the Committee considered the advice and input of the Company's management. Specifically, the Committee leverages the Company's management, human resources department and legal department to assist the Committee in the timely and cost-effective fulfillment of its duties. The Committee solicits input from the Chief Executive Bear and human resources department regarding compensation policies and levels. The legal department assists the Committee in the documentation of compensation decisions. In addition, the 2004 Stock Incentive Plan provides that the Chief Executive and Chief Operating Officer Bears have the limited authority to grant equity awards to Company employees upon their initial hiring or receipt of promotions. The Committee does not permit members of the Company's management to materially participate in the determination of their particular compensation; nor does the Committee permit members of management, including the Chief Executive Bear, to be physically present for those portions of Committee meetings during which the particular member of the management team's performance and compensation are reviewed and determined.

Role of the Full Board

The Compensation Committee Charter provides the Committee with the option of either determining the Chief Executive Bear's compensation, or recommending such compensation to the Board for determination. The Committee has historically chosen to consult with the Board of Directors on the Chief Executive Bear's compensation, because the Committee believes that the Chief Executive Bear's performance and compensation are so critical to the success of the Company that Board involvement in such matters is appropriate. The Committee also determines the compensation and review process for all executive officers other than the Chief Executive Bear. Because the Charter specifically delegates this responsibility to the Committee, it only involves the full Board in an advisory capacity with respect to the compensation decision-making process for the other Named Executive Officers.

The Peer Group

The Committee believes that the Company's compensation peer group is an important tool by which to measure the fairness and competitiveness of the Company's executive compensation. In 2007, the Committee and its compensation consultant significantly refined the Company's peer group so that the 2007 peer group companies as a whole have median revenues approximately 10% above the Company's median revenue, using projected fiscal 2007 revenue levels. While the peer group is an important measuring tool, it is only one of four principle considerations under the Company's compensation philosophy. The 2007 peer group consisted of the following companies:

A.C. Moore Arts & Crafts, Inc.	Cole Kenneth Productions Inc.	Steven Madden, Ltd.
Bank Jos A Clothiers Inc.	Deb Shops, Inc.	Stride Rite Corp.
Books A Million Inc.	Leslie's Poolmart, Inc.	Tween Brands, Inc.
Buckle Inc.	P F Changs China Bistro Inc.	United Retail Group, Inc.
Cache Inc.	Party City Corp.	West Marine Inc.
CEC Entertainment Inc.	Restoration Hardware Inc.	Wet Seal Inc.
Charlotte Russe Holding Inc.	Sharper Image Corp.	Wilsons The Leather Experts Inc.
Citi Trends Inc.	Shoe Carnival Inc.	Zumiez Inc.
Coldwater Creek Inc.	Six Flags Inc.	

In 2007, the Committee compared each element of compensation received by the Company's Named Executive Officers with the levels of each element of compensation received by similarly-situated executive officers in the peer group. The Named Executive Officer total compensation packages were in all cases at or below the median of total compensation packages for similarly-situated executives at the peer group companies.

2007 Base Salary

During its 2007 annual review, the Committee considered two types of potential base salary increases for each of the Named Executive Officers: (1) "merit increases" based upon the executives' individual performance; and (2) or "market adjustments" based upon the peer group salary range for similar executives.

The Committee evaluates salary increases for Named Executive Officers on predetermined performance targets, and it undertakes an annual performance review of each of the Named Executive Officers in order to determine whether they are eligible for merit increases. In 2007, the Named Executive Officers each prepared a self-evaluation. In the case of the Chief Executive Bear, the Chairman of the Compensation Committee presented the Committee and the Board's feedback to the Chief Executive Bear on her self-evaluation. With respect to the other Named Executive Officers, the Chief Executive Bear was primarily responsible for providing feedback to such other Named Executive Officers' evaluations. However, the Committee also had the opportunity to participate in, and review, the evaluations of the other Named Executive Officers.

In addition to determining merit increases for the Named Executive Officers, the Committee compared the Named Executive Officers' salaries to the salaries of similar executives in the Company's peer group in order to determine whether any market adjustments were appropriate. For 2007, the Committee approved a market adjustment for one of our executives, Tina Klocke, because the Committee determined that her 2006 salary was well below the median range of similar executives within the Company's 2007 peer group.

As a result of its annual review, the Committee increased the base salaries of the Named Executive Officers effective March 5, 2007 (inclusive of both merit increase and market adjustment) as follows:

NAMED EXECUTIVE OFFICER	PERCENTAGE BASE SALARY INCREASE (March 2007)
Maxine Clark	0%
Scott Seay[(1)]	0%
Tina Klocke	10%
Teresa Kroll	3.5%
Paul Bundonis[(1)]	0%

(1) Effective January 5, 2007 Barry Erdos, the Company's former Chief Operating Officer Bear, resigned his position. Scott Seay, the Company's former Chief Workshop Bear, was promoted to fill the open position created by Mr. Erdos's departure. Paul Bundonis, the former Managing Director, Stores – West, was promoted to Chief Workshop Bear to fill the vacancy created by Mr. Seay's promotion and served in this position until March 2008. In conjunction with their promotions, Mr. Seay received an increase in his base salary from $326,430 to $370,000, and Mr. Bundonis received an increase in his base salary from $200,000 to $225,000. Because Messrs. Seay and Bundonis received base salary increases due to their promotions in January, 2007, which were subject to market analysis by the Committee at that time, they did not receive base salary increases in March, 2007.

Even after these base salary increases, all of our Named Executive Officers' salaries remained below the peer group median for comparable executives.

2007 Bonus Plan

The 2007 Bonus Plan was consistent with, and similar to, the 2006 Bonus Plan in that the Committee once again set high performance standards for its Named Executive Officers and employees. In fiscal 2006, the Company achieved net income growth of 8%. However, due to performance standards in the 2006 Bonus Plan, which required a minimum 15% net income growth improvement over the previous year to achieve an 80% payout at threshold, the Named Executive Officers received no bonus under the 2006 Bonus Plan for fiscal 2006. In fiscal 2007, the Company established a threshold net income level growth level of 16% before the Named Executive Officers would receive any bonus payment. Because the Company did not achieve the threshold net income growth level, as explained below, the Named Executive Officers received no bonus under the 2007 Bonus Plan for fiscal 2007.

The Committee continued the use of a cash bonus plan in 2007 for the Named Executive Officers, granting potential cash bonuses pursuant to the 2007 Bonus Plan for the Named Executive Officers only if the Company achieved certain financial performance levels. Thus, the Committee aligned the Named Executive Officers' 2007 cash bonus completely with the interests of our stockholders.

The target bonus awards granted under the 2007 Bonus Plan for the Named Executive Officers were expressed as a percentage of eligible base salary, which excludes items such as relocation allowances, bonuses, stock options exercised and vested restricted stock. The 2007 Base Bonus Calculation for each Named Executive Officer was determined by multiplying the Base Bonus Payout by the officers' base salaries according to the following schedule:

Position	Base Bonus Payout
Chief Executive Bear	125%
Chief Operating Bear	50%
Chief Financial Bear	35%
Chief Marketing Bear	35%
Chief Workshop Bear	35%

In consultation with the Audit Committee and the Board of Directors, the Committee established the following net income levels from which the bonus awards were derived. Pursuant to the terms of the 2007 Bonus Plan, cash bonuses were calculated by multiplying the applicable Base Bonus Payout (calculated in the manner described above) times the Percentage of Base Bonus Calculation below, (based on the Company's net income for the 2007 fiscal year).

Net Income Achievement Level	Percentage Net Income Increase over Fiscal Year 2006	Percentage of Base Bonus Calculation
Threshold	16%	25%
Target	31%	100%
Maximum	37%	220%

Under the 2007 Bonus Plan, net income increases falling between the three achievement levels would be interpolated evenly as described in a schedule attached to the 2007 Bonus Plan.

The minimum 2007 net income level for a bonus payout under the 2007 Bonus Plan was not achieved. Consequently, as indicated on the following chart, none of the Named Executive Officers received any cash bonus payout for fiscal 2007.

NAMED EXECUTIVE OFFICER	PERFORMANCE-BASED BONUS PAYOUT (2007)
Maxine Clark	$0
Scott Seay	$0
Tina Klocke	$0
Teresa Kroll	$0
Paul Bundonis	$0

2007 Long-Term Incentive Program

The objective of the Company's long-term incentive program is to provide a long-term retention incentive for the Named Executive Officers and to align their interests directly with those of our stockholders by way of stock ownership.

Under the 2004 Stock Incentive Plan, the Committee has the discretion to determine whether equity awards will be granted to Named Executive Officers and if so, the number of shares subject to each award. The 2004 Stock Incentive Plan allows the Committee to grant the following types of awards, in its discretion: options, stock appreciation rights, cash-based awards or other stock-based awards, such as common stock, restricted stock and other awards valued in whole or in part by reference to the fair market value of the stock. In most instances, these long-term grants vest over a multi-year basis.

The Committee meets in March of every year to determine the recipients of annual long-term incentive awards and to grant such awards by formal action. The practice of granting long-term incentive awards in March by Committee action applies uniformly to the Named Executive Officers and other employees of the Company and, with rare exceptions, is the only practice employed by the Company in connection with the granting of equity awards. The Committee does, however, have the discretion to make grants whenever it deems it appropriate in the best interests of the Company. Additionally, pursuant to the 2004 Stock Incentive Plan, employees who are hired or promoted by the Company after the March Committee meeting may receive grants from the Chief Executive Bear or Chief Operating Bear at the levels previously approved by the Committee, at the date of such hire or promotion.

The Company does not have any program, plan or practice in place to time option or other award grants with the release of material, non-public information and does not release such information for the purpose of affecting the value of executive compensation. The exercise price of stock subject to options awarded under the 2004 Stock Incentive Plan is the fair market value of the stock on the date of grant. Under the terms of the 2004 Stock Incentive Plan, the fair market value of the stock is the closing sales price of the stock on the date of grant as reported by the New York Stock Exchange.

Since the Company's base salaries are always paid in cash, and the 2007 Bonus Plan described above is a cash plan, the Committee determined that some form of option, stock appreciation rights or other stock-based award would be appropriate for the long-term incentive component of executive officer compensation for 2007. Historically, the Company has granted stock-based compensation in the form of either (1) restricted stock; (2) stock options; or (3) a combination of both restricted stock and stock options. The Committee considered these three choices of equity in 2007. For the 2007 long-term incentive component of executive compensation, the Committee granted restricted stock instead of stock options or a combination of the two equity types.

The Committee believes that restricted stock more effectively motivates and retains employees than stock options and mitigates the risk of losing key talent due to the current difficult economic climate while still retaining a direct link to our stock price. The restricted stock vests annually over a four year period provided that the participant remains continuously employed with the Company during that time. The Committee granted shares to only those eligible employees who had achieved a "meets expectations" or higher performance grade from their supervisors. The Committee decided not to otherwise include performance restrictions on the 2007 long-term grants (either relating to the individual's performance or the Company's performance) because the cash bonus component of total compensation is already completely dependent upon the Company's performance. Furthermore, the introduction of individual or Company performance restrictions relative to the grants would change the accounting treatment for the grants in a manner that the Committee, in consultation with the Audit Committee and Board, deemed to be contrary to the Company's best interests. This accounting treatment is more fully discussed under "Federal Income Tax and Accounting Considerations" below.

Unlike stock options, restricted shares do not have exercise prices. Therefore, the timing of the grant is largely irrelevant to the employee. The only relevant consideration for the employee is the stock price at the time of vesting. Accordingly, the Committee presently believes that restricted share grants more fairly and consistently motivate employees to contribute to the Company's overall success, thereby increasing the share price and the value of the employees' restricted share grants and therefore closely align the interests of the participant with the stockholders. The Committee will evaluate the program on an annual basis.

In 2007, the Committee determined the amount of equity awards granted to each executive using three key considerations: (1) benchmarking data for equity grant levels to similarly-situated executives in our peer group companies; (2) grant levels required to bring the executives' total compensation at or near the median of total compensation of similar executives in the compensation peer group; and (3) grant levels required to retain key individual employee contributors. In establishing the size of the 2007 equity award pool, the Committee considered the amount of stock and options outstanding, the expense associated with the grants due to the recent accounting changes and the potentially dilutive effect on stockholders, in addition to the overall compensation policy of the Company to place emphasis on incentive compensation over base salaries. The numbers of restricted shares granted to the Named Executive Officers in March 2007 are described in the table titled "Grants of Plan-Based Awards".

Pursuant to the terms of the 2004 Stock Incentive Plan, the Committee may, in its sole discretion, provide for the following upon a change in control: (i) accelerated vesting of any outstanding award; (ii) termination of an award in exchange for the payment of cash; and/or (iii) issuance of substitute awards. The 2007 restricted stock grant agreements for the Named Executive Officers and other employees each contained a clause subjecting the grants to accelerated vesting upon a change in control. The Committee believes that this change in control protection is prevalent among other companies in the peer group, and the value of the stock grants as a retention tool would be diminished if this protection were not included in the grant paperwork.

The Company's insider trading policy prohibits the Directors, Named Executive Officers and other employees from selling the Company's securities "short"— that is, selling securities that are borrowed (and not owned) on the assumption that the Company's share price will decrease. The Company's insider trading policy also prohibits Directors, Named Executive Officers and other employees from buying or selling puts (i.e., options to sell), calls (i.e., options to purchase), future contracts, or other forms of derivative securities relating to the Company's securities.

Policy for Adjustment or Recovery of Awards in the Event of Accounting Restatement

During the review process for the 2007 Bonus Plan, the Committee elected to insert a new provision into the 2007 Bonus Plan which required adjustment or recovery of awards in the event of accounting restatements.

Executive Stock Ownership Guidelines

Additionally, on March 22, 2007, the Committee adopted stock ownership guidelines for the Chief Executive Bear, Chief Operating Bear, and Chief Financial Bear. The guidelines require these executives to acquire and maintain a minimum level of stock ownership in Company stock as follows:

Each of the above-referenced executives is required to own shares of the Company's common stock having a value equal to the dollar amount of the applicable multiple of such executive's annual base salary, as set forth in the table below.

Position	Multiple of Base Salary
Chief Executive Bear	Two times (2X)
Chief Operating Bear	One time (1X)
Chief Financial Bear	One time (1X)

The executives are required to comply with these guidelines no later than (i) 3 years following the effective date of the guidelines, or (ii) with respect to an executive hired or promoted to such executive position following the effective date, 3 years following such hire date or promotion date. Once achieved, ownership of the guideline amount must be maintained for as long as the individual is subject to these Guidelines. Currently, all three of the above-listed Named Executive Officers meet or exceed the Executive Stock Ownership Guidelines.

Retirement and Other Post-Termination Benefits

We have entered into employment agreements with our Named Executive Officers that provide for a continuation of certain post-employment benefits, to the extent permitted under the applicable employment benefit plan(s). Such benefits plans are the same for all employees, and so as of the date of this proxy statement, the Committee does not believe that any such plans in their present forms would continue post-employment, except as required by law (including with respect to COBRA), or otherwise set forth in this proxy statement. A description of these benefits for the Chief Executive Bear is included under the "Determination of Chief Executive Bear Compensation" section below. The employment agreements for the remaining Named Executive Officers provide that if the Company terminates their employment without cause, or they terminate their employment for good reason, they are entitled to their salaries for 12 months after termination, such payments to be reduced by any amounts received from subsequent employers during such period. Furthermore, in the event of their termination due to death, disability or their right to terminate employment due to the Company's material, uncured breach, they or their beneficiaries or estates will be entitled to a bonus for such year, prorated based on the number of full weeks they were employed during the year, to the extent that a bonus is awarded to the other remaining executives. We do not currently maintain any other retirement or post-termination benefits plans. See "Executive Employment and Severance Agreements" for a discussion of the terms of our Named Executive Officers' employment agreements.

Change in Control Severance Policy
We do not currently maintain any change in control severance plans or severance policies. Therefore, none of our Named Executive Officers will receive any severance payments in the event the Company undergoes a change in control.

Other Benefits
The Company seeks to maintain an open and inclusive culture in its facilities and operations among executives and other Company employees. Thus, the Company does not provide executives with reserved parking spaces or separate dining or other facilities, nor does the Company have programs for providing personal-benefit perquisites to executives, such as permanent lodging or defraying the cost of personal entertainment or family travel. With the exception of disability insurance (as noted below), the Company's health care and other insurance programs are the same for all eligible employees, including the Named Executive Officers.

Insurance
All Company employees, including the Named Executive Officers, are eligible to participate in medical, dental, vision, long- and short-term disability and life insurance plans. The terms of such benefits for the Company's Named Executive Officers are the same as those for all Company employees, except that with respect to long-term disability insurance, the Company pays 100% of the premium for senior level employees, including the Named Executive Officers.

401(k)
The Company sponsors the Build-A-Bear Workshop, Inc. Employee Savings Trust, which is a qualified retirement plan with a 401(k) feature. Participants are provided the opportunity to make salary reduction contributions to the plan on a pre-tax basis. The Company has the ability to make discretionary matching contributions and discretionary profit sharing contributions to such plan. Currently, the Company's practice is to match 30% of the participants' contributions, up to an aggregate maximum of 6% of each participant's salary divided between the 401(k) plan and 401(k) mirror plan. The Company match vests over a five year period, subject to continued employment.

401(k) Mirror Plan
The Company sponsors the Build-A-Bear Workshop, Inc. Non-Qualified Deferred Compensation Plan, a non-qualified plan which mirrors the substantive terms of the Build-A-Bear Workshop, Inc. Employee Savings Trust. The non-qualified plan permits certain highly compensated employees, including the Named Executive Officers, whose deferrals are otherwise limited to the qualified plan, to make additional pre-tax deferrals of compensation. The Company may make matching contributions to this non-qualified plan to replicate Company matching contributions that would have been made to the qualified plan, but for limitations in the Internal Revenue Code. Currently, the Company's practice is to match 30% of the participants' contributions, up to an aggregate of 6% of each participant's salary divided between the 401(k) plan and the 401(k) mirror plan. The Company match vests over a five year period, subject to continued employment.

Employee Stock Purchase Plan
The Company's employees and Named Executive Officers, except for the Chief Executive Bear, are eligible to participate in our tax-qualified employee stock purchase plan. This plan allows participants to buy Company common stock at 85% of market price with up to 15% of their salaries and incentives (subject to certain limits), with the objective of allowing employees to profit when the value of the Company increases over time. Scott Seay is the only Named Executive Officer who participated in the employee stock purchase plan during 2007.

Determination of 2007 Chief Executive Bear Compensation
Ms. Clark's compensation is determined in accordance with the Committee's compensation philosophy, and in view of her employment agreement which is described under "Executive Employment and Severance Agreements". The Committee considers the Company's overall performance, Ms. Clark's individual performance, and CEO compensation in the peer group when determining Ms. Clark's compensation. The Committee also examines the relative equity of the compensation of Ms. Clark in relation to the other executives of the Company.

In 2007, the Committee undertook a review of Ms. Clark's base salary and determined not to increase her base salary.

The Chief Executive Bear's base salary is below the median for peer group chief executive officers. Moreover, as compared to the peer group chief executive officers, a much greater percentage of Ms. Clark's total compensation is "at risk", in the form of potential bonus compensation subject to performance objectives.

Because the Company did not achieve its targets for fiscal 2007, Ms. Clark did not receive a cash bonus. Also due to the Company's fiscal 2007 financial performance, Ms. Clark did not receive a base salary increase in 2008.

Ms. Clark remains the Company's largest individual stockholder, and so the Committee believes her interests, short-term and long-term, are aligned with the interests of the stockholders. However, the Committee does not believe that Ms. Clark's relatively large stock holdings should disqualify her from additional stock grants and the Committee believes that additional grants do serve as a valuable retention tool. Accordingly, in 2007 the Company awarded Ms. Clark 32,000 restricted shares pursuant to the long-term incentive program described above.

In 2007, as in the past, when Ms. Clark chartered a plane for her business travel at her own expense, the Company reimbursed her the amount equal to the cost of a first class airline ticket only.

No other perquisites are provided to Ms. Clark.

Federal Income Tax and Accounting Considerations

Section 162(m)

The policy of the Committee is to establish and maintain a compensation program that maximizes long-term stockholder value. The Committee believes executive compensation programs should serve to achieve that objective, while also minimizing any effect of Section 162(m) of the Internal Revenue Code. Generally, Section 162(m) provides for an annual $1 million limitation on the deduction an employer may claim for compensation of executive officers unless it is performance-based. The stock options and restricted stock grants issued to Senior Executives and managers as part of the Company's long-term incentive program qualify as performance-based compensation as defined in Section 162(m) because the Company's 2004 Stock Incentive Plan, approved by stockholders, complies with the provisions of Section 162(m). The 2007 Bonus Plan of the Company providing cash bonuses to executives pursuant to the 2004 Stock Incentive Plan, is performance-based and has previously been approved by our stockholders. Accordingly, payments under such incentive plans will not be included in applying the $1 million limitation. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has adopted a policy that all compensation will not necessarily be deductible for income tax purposes.

Accounting Considerations

The Committee has taken certain accounting rules and consequences into consideration when determining the type of equity awards that executive officers should receive as part of the Company's long-term incentive plan component of compensation packages. Under FAS 123(R), expenses the Company incurs in connection with grants of restricted stock that vests upon the satisfaction of certain performance criteria are higher and must be recorded sooner than grants that vest upon the passage of time. Therefore, the vesting of restricted stock grants made to the Company's executive officers and employees is tied to the passage of time rather than conditioned upon fulfillment of certain performance targets.

2008 Compensation

On March 20, 2008, the Committee met to determine and recommend to the Board of Directors the 2008 compensation packages for the Named Executive Officers and other Company employees. Also on March 20, the Board approved these packages, as discussed below.

The Company does not currently expect to make any material changes to its compensation policies and programs during 2008 except as noted below.

Modifications to Peer Group

The following companies were eliminated from the Company's peer group for 2008 because they are now privately-held businesses or subsidiaries of larger public companies: Deb Shops, Inc., Party City Corp. and Leslie's Poolmart, Inc. The Company still competes with much larger companies for executive talent, but the Committee believes that the 2008 peer group is more appropriate in most instances for benchmarking purposes.

2008 Salary Increases

As in 2007, the Committee considered salary increases for the Named Executive Officers based on merit and market adjustments. Because the Company did not meet its 2007 threshold performance targets, no Named Executive Officers received merit salary increases. However, the Committee approved market adjustments for the following Named Executive Officers because the Committee determined that their 2007 salaries were well below the median range of similar executives within the Company's peer group: Mr. Seay's salary increased from $370,000 to $385,000 (or approximately 4.1%) and Ms. Klocke's salary increased from $275,000 to $285,000 (or approximately 3.6%).

2008 Bonus Plan

On March 20, 2008, the Committee established the 2008 performance objectives for the range of bonuses that may be paid to the Company's Named Executive Officers and the target bonus awards expressed as a percentage of eligible base salary. The 2008 Base Bonus Calculation for each Named Executive Officer will be determined by multiplying the Base Bonus Payout by the officer's eligible base salary, as defined above, according to the following schedule:

Position	Base Bonus Payout
Maxine Clark, Chief Executive Bear	125%
Scott Seay, Chief Operating Bear	55%
Tina Klocke, Chief Financial Bear	45%
Teresa Kroll, Chief Marketing Bear	35%

The cash bonus, if any, to be paid to each respective executive officer will be calculated by multiplying the applicable Base Bonus Payout times the Percentage of Base Bonus Calculation below, based on the Company's net income for the 2008 fiscal year:

Net Income Achievement Level	Percentage of Base Bonus Calculation
Threshold	20%
Target	100%
Maximum	200%

Under the 2008 Bonus Plan, net income results falling between the three achievement levels will be interpolated in accordance with the methodology set forth in the 2008 Bonus Plan, in the sole discretion of the Committee. No executive officer bonuses will be paid if the threshold net income level is not reached for fiscal year 2008.

2008 Long-Term Incentive Awards

Also on March 20, 2008, the Company's Board of Directors approved a grant of restricted stock to certain of the Named Executive Officers under the 2004 Stock Incentive Plan. As discussed above, the target value of long-term incentive awards is determined by the Committee based on (1) benchmarking data for equity grant levels to similarly-situated executives in our peer group companies; (2) grant levels required to bring the executives' total compensation at or near the median of total compensation of similar executives in the compensation peer group; and (3) grant levels required to retain key individual employee contributors. Although no Named Executive Officer achieved a "meets expectations" performance rating for 2007, as is required to receive 100% of the target value of the restricted stock award, the Committee granted those officers noted below 60% of their target value and tied all or a portion of the awards to the achievement of performance objectives, as discussed below. The Committee made these awards in recognition of the difficult retail and consumer economic climate and to retain and incentivize the Named Executive Officers.

Position	Number of Shares of Restricted Stock Awarded
Maxine Clark, Chief Executive Bear	53,960
Scott Seay, Chief Operating Bear	29,188
Tina Klocke, Chief Financial Bear	16,968

The number of shares of restricted stock awarded was derived by dividing 60% of the officer's target value by the closing sales price of the Company's common stock on March 20, 2008.

One-half of each of Mr. Seay's and Ms. Klocke's award is subject to time vesting only and will vest in equal installments over the next four years. One-half of each of Mr. Seay's and Ms. Klocke's award will also vest in equal installments over the next four years, but will not be eligible for vesting unless the Company achieves a certain 2008 net income result as set by the Committee. If the Company does not achieve this net income result, the performance-based half of Mr. Seay's and Ms. Klocke's awards will not vest. Neither are eligible for more than 100% of their restricted stock award.

One hundred percent of Ms. Clark's restricted stock award is performance-based and will vest in equal installments over the next four years if the Company achieves certain 2008 net income results. The payout of Ms. Clark's restricted stock award is as follows:

Net Income Achievement Level	Percentage of Restricted Stock Award Payout
Threshold	20%
Target	100%

The calculation of Ms. Clark's restricted stock award payout will be interpolated to reflect the Company's net income results which fall within any of the defined achievement levels set forth above. The interpolation of her award will be calculated in accordance with terms similar to the methodology set forth in the 2008 Bonus Plan, in the sole discretion of the Committee. Ms. Clark is not eligible to receive more than 100% of her restricted stock award.

The Committee made 100% of Ms. Clark's restricted stock award performance-based and set the net income achievement levels applicable to Ms. Clark's award higher than those applicable to the awards for Mr. Seay and Ms. Klocke in order to further align her interests with those of the stockholders, consistent with the Company's compensation philosophy.

COMPENSATION COMMITTEE REPORT

The Company's Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation Committee of the Board of Directors:

Coleman Peterson, Chairman
Mary Lou Fiala
James M. Gould
William Reisler

The Compensation Committee Report and the Report of the Audit Committee below will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or portions thereof into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2007 the Compensation Committee was comprised of Coleman Peterson (Chair), Mary Lou Fiala, James M. Gould and William Reisler, none of whom are employees or current or former officers of the Company, nor had any relationship with the Company required to be disclosed as transactions with related persons pursuant to Item 404(a) of Regulation S-K. No executive of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board of Directors.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the annual and long-term compensation for all services rendered in all capacities to the Company for the fiscal years ended December 29, 2007 and December 30, 2006, as permitted pursuant to the transition rules adopted by the SEC in Release Nos. 33-8372 and 34-54302:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[2]	Total ($)
Maxine Clark	2007	$600,000	$ —	$610,046	$—	$—	$—	$ 4,583	$1,214,629
Chief Executive Bear	2006	556,731	—	403,748	—	—		4,662	965,141
Barry Erdos	2007	10,096	—	—	—[3]	—	—	514,904	525,000
Former President & Chief Operating Officer Bear	2006	525,000	—	20,306[3]	—[3]	—	—	4,662	549,968
Scott Seay	2007	368,324	—	198,338	—	—	—	2,610	569,272
President & Chief Operating Bear	2006	323,270	—	68,806	—	—	—	2,772	394,848
Tina Klocke	2007	270,192	—	187,853	—	—	—	6,124	464,169
Chief Financial Bear, Treasurer & Secretary	2006	245,192	—	101,121	—	—	—	4,950	351,263
Teresa Kroll	2007	246,785	—	99,466	—	—	—	5,702	351,953
Chief Marketing Bear	2006	235,192	—	64,109	—	—	—	4,662	303,963
Paul Bundonis	2007	224,039	3,000[4]	59,512	—	—	—	154,873	441,424
Chief Workshop Bear	2006	115,385	13,000[4]	10,681	—	—	—	135,738	274,804

(1) The amounts appearing in the Stock Awards column represent the FAS 123(R) expense of restricted stock awards granted in fiscal 2005, fiscal 2006 and fiscal 2007. No restricted stock awards were granted to Named Executive Officers in fiscal 2004 or fiscal 2003. The recipients have the right to vote and receive dividends as to all unvested shares of restricted stock. The restricted stock grants in March 2005, March 2006 and March 2007 vest at the rate of 25% per year over four years from the date of grant, beginning on the first anniversary of the date of grant.

(2) "All Other Compensation" includes the Company's contribution to 401(k) plans, contributions to non-qualified deferred compensation plan, payment by the Company of long term disability and life insurance premiums for the benefit of the Named Executive Officers, relocation reimbursement payments, car allowances and severance payments. For fiscal 2007, Company contributions to our 401(k) plan were as follows: Maxine Clark — $3,323; Tina Klocke — $2,971; Teresa Kroll — $2,953; Paul Bundonis — $2,700 and Scott Seay — $1,350. For fiscal 2007, Company contributions to our non-qualified deferred compensation plan were as follows: Tina Klocke — $1,893 and Teresa Kroll — $1,489. For fiscal 2007, Company-paid premiums for long-term disability insurance were as follows: Maxine Clark — $1,260; Scott Seay — $1,260; Tina Klocke — $1,260; Teresa Kroll — $1,260; and Paul Bundonis — $1,013. For fiscal 2007 for Paul Bundonis, the amount includes relocation reimbursement payments of $143,600 and buyout of his car allowances of $7,560, for which he was eligible in his position prior to becoming a Named Executive Officer. For fiscal 2007, the Company paid Barry Erdos $514,904 in severance pursuant to the terms of his separation agreement with the Company. See "Executive Employment and Severance Agreements" for a description of the terms of Mr. Erdos' separation agreement.

(3) Mr. Erdos resigned as President and Chief Operating Officer Bear effective January 5, 2007. Under the terms of the applicable stock and option grant agreements between Mr. Erdos and the Company, all restricted stock and option awards were forfeited upon his resignation. A total 41,250 of restricted stock, 15,000 vested option awards and 22,500 unvested option awards were forfeited.

(4) Mr. Bundonis earned these bonuses in his capacity as Managing Director, Stores — West, prior to being a Named Executive Officer.

2007 GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information with respect to plan-based awards granted to each of our Named Executive Officers during the fiscal year ended December 29, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)[1]	Target ($)[1]	Maximum ($)[1]	All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Grant Date Fair Value of Stock and Option Awards ($)[3]
Maxine Clark		$187,500	$750,000	$1,650,000	–	–
	3/22/07	–	–	–	32,000[4]	$878,400
Barry Erdos		–	–	–	–	–
Scott Seay		46,250	185,000	407,000	–	–
	1/5/07	–	–	–	3,000[5]	85,050
	3/22/07	–	–	–	20,000[4]	549,000
Tina Klocke		24,062	96,250	211,750	–	–
	3/22/07	–	–	–	9,500[4]	260,775
Teresa Kroll		21,735	86,940	191,268	–	–
	3/22/07	–	–	–	6,000[4]	164,700
Paul Bundonis		19,688	78,750	173,250	–	–
	1/5/07	–	–	–	1,400[5]	39,690
	3/22/07	–	–	–	6,000[4]	164,700

(1) As noted under "2007 Bonus Plan", the minimum 2007 net income level for any bonus payout under the 2007 Bonus Plan was not achieved. Consequently, none of the Named Executive Officers received a cash bonus for 2007. This chart reflects the threshold, target and maximum bonus amounts payable under the 2007 Bonus Plan performance year if pre-established financial targets would have been met. The amounts listed above were calculated based on the threshold, target, and maximum percentages as a percentage of the executive's base salary as of March 5, 2007 (not the actual salary paid for 2007).

(2) These grants were made pursuant to the 2004 Stock Incentive Plan.

(3) The grant date fair value of the awards granted in 2007 is computed in accordance with FAS 123(R) and is equal to the number of shares granted multiplied by the base price of the award.

(4) The restricted stock vest at the rate of 25% per year over four years from the date of grant beginning on the first anniversary of the grant date. The recipients have the right to vote and receive dividends as to all unvested shares of stock. The fair market value of the restricted stock on the date of grant was $27.45.

(5) In addition to receiving a restricted stock grant in March 2007, Scott Seay and Paul Bundonis also received a one-time, discretionary grant on January 5, 2007. For their continued valued contributions to the Company, Mr. Seay and Mr. Bundonis were granted an additional 3,000 and 1,400 restricted shares, respectively, which vest at a rate of 25% per year over four years from the date of grant beginning on the first anniversary of the grant date. The fair market value of the restricted stock on the date of grant was $28.35.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

The following table discloses information regarding outstanding awards under the Company's 2004 Stock Incentive Plan, as amended, as of the fiscal year end of December 29, 2007.

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Maxine Clark	45,000	$ 6.10	9/13/2011				
	36,234	9.10	4/24/2008				
	36,234	8.78	3/16/2014				
	35,000	34.65	3/8/2015				
				72,814	$1,057,259	–	$–
Barry Erdos	—	–	–	–	–	–	–
Scott Seay	4,533	8.42	8/29/2012				
	750	9.10	4/24/2013				
	624	8.78	3/16/2014				
	7,500	34.65	3/8/2015				
				29,375	426,525	–	–
Tina Klocke	26,000	0.47	4/3/2010				
	11,000	6.04	2/28/2011				
	15,000	6.10	9/13/2011				
	25,000	9.10	4/24/2013				
	25,000	8.78	3/16/2014				
	6,500	34.65	3/8/2015				
				15,624	226,860	–	–
Teresa Kroll	10,000	8.78	3/16/2014				
	6,500	34.65	3/8/2015				
				12,124	176,040	–	–
Paul Bundonis	—	–	–	9,200	133,584	–	–

(1) The amounts appearing in this column represent the total number of restricted shares of stock that have not vested as of December 29, 2007. Restricted stock granted on March 8, 2005 vests at the rate of 25% per year over four years from the date of grant beginning on the first anniversary of the grant date. The number of shares of unvested restricted stock held under the March 2005 award by each of our Named Executive Officers at December 29, 2007 are as follows: Maxine Clark — 8,750 Scott Seay — 1,875; Tina Klocke — 1,624; and Teresa Kroll — 1,624. Restricted stock granted on March 23, 2006 vests at the rate of 25% per year over four years from the date of grant beginning on the first anniversary of the grant date. The amount of unvested restricted stock held under the March 2006 award by each of our Named Executive Officers at December 29, 2007 are as follows: Maxine Clark — 32,064; Scott Seay — 4,500; Tina Klocke — 4,500; Teresa Kroll — 4,500; and Paul Bundonis — 1,800. Restricted stock granted on March 22, 2007 vests at the rate of 25% per year over four years from the date of grant beginning on the first anniversary of the grant date. The amount of unvested restricted stock held under the March 2007 award by each of our Named Executive Officers at December 29, 2007 are as follows: Maxine Clark — 32,000; Scott Seay — 20,000; Tina Klocke — 9,500; Teresa Kroll — 6,000; and Paul Bundonis — 6,000. In January 2007, Mr. Seay and Mr. Bundonis were granted restricted stock of 3,000 and 1,400 shares, respectively, which vest at the rate of 25% per year over four years from the date of grant beginning on the first anniversary of the grant date.

(2) The amounts appearing in this column represent the aggregate market value of shares of stock that have not vested and are based on the closing price of $14.52 for the shares of common stock on December 28, 2007.

2007 OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding stock options that were exercised by our Named Executive Officers during 2007 and restricted stock that vested during 2007.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Maxine Clark	—	$ -0-	15,063	$413,161
Scott Seay	13,593	252,874	2,438	66,538
Tina Klocke	14,000	381,562	7,254	144,567
Teresa Kroll	14,374	299,243	2,313	63,238
Paul Bundonis	—	-0-	600	17,952

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information regarding our Named Executive Officers' non-qualified deferred compensation during 2007.

Name	**Executive Contributions in Last FY($)**	**Registrant Contributions in Last FY($)(1)**	**Aggregate Earnings in Last FY($)(1)**	**Aggregate Balance at Last FYE($)**
Maxine Clark	—	—	—	—
Barry Erdos	—	—	—	—
Scott Seay	—	—	—	—
Tina Klocke(2)	$16,212	$1,893	$ 590	$19,944
Teresa Kroll(2)	49,357	1,489	1,185	52,031
Paul Bundonis	—	—	—	—

(1) Registrant Contributions and Aggregate Earnings during the last fiscal year are reported as compensation in the Summary Compensation Table included in this proxy statement.

(2) Tina Klocke and Teresa Kroll were the only executives to participate in the Non-Qualified Deferred Compensation Plan during 2007. Contributions to the plan by Ms. Kroll and Ms. Klocke were made in December 2007 and had no earnings by the end of fiscal 2007. Contributions to the plan are matched by the Company at 30% up to the maximum of 6% of contributions made to the plan combined with the contributions made to the Company's Qualified 401(k) plan. The Company match vests over a five year term, subject to continued employment.

EXECUTIVE EMPLOYMENT AND SEVERANCE AGREEMENTS

Executive Employment Agreements

The Company currently has employment agreements with Maxine Clark, our Chief Executive Bear, Scott Seay, our President and Chief Operating Bear, Tina Klocke, our Chief Financial Bear, Treasurer and Secretary, Teresa Kroll, our Chief Marketing Bear, and certain other executives. The Company also had an employment agreement with Paul Bundonis when he served as Chief Workshop Bear from January 2007 to March 2008. The material terms of the agreements, as amended, are described below.

Ms. Clark's agreement has an initial term of five years from May 1, 2004 and renews from year-to-year thereafter. The agreement may be terminated by the Company prior to the end of the term upon death, disability, for cause (as defined in the agreement) or, following the initial term, without cause. Ms. Clark may terminate the agreement if the Company materially breaches the agreement and fails to cure such breach within 30 days after notice thereof. If Ms. Clark terminates her employment for good reason (as defined in the agreement), or if the Company terminates her employment without cause after the initial term, the Company is obligated to continue her base salary for a period of 24 months after her termination, such payments to be reduced by any amount received from a subsequent employer during such period. In the event that during the initial term the Company terminates Ms. Clark without cause in violation of the terms of the agreement, Ms. Clark will be entitled to damages in an amount not less than the sum of (i) the amount of base salary Ms. Clark would have been paid during the remainder of the initial term, and (ii) an amount equal to the bonus Ms. Clark would have earned during the initial term (but in no event less than the average bonus paid to Ms. Clark during the two fiscal years immediately preceding such termination).

As compensation for her services, Ms. Clark will receive an annual base salary of not less than $375,000, which will be reviewed annually and be commensurate with similarly-situated executives in similarly-situated firms. Effective March 2006, Ms. Clark's annual base salary was increased to $600,000 following such review. If Ms. Clark's performance targets are achieved, her salary must be increased annually by no less than the average percentage increase given to all of our other executive employees for such fiscal year. If the Company exceeds certain performance objectives, Ms. Clark will receive an annual bonus of not less than 125% of her annual salary for the fiscal year as determined by the Compensation Committee. The agreement provides that Ms. Clark will be the highest paid executive with the Company over the course of her employment. Any bonus payable to Ms. Clark will be payable in cash, stock, stock options or a combination thereof. Ms. Clark will also be entitled to receive an automobile allowance and such other perquisites and benefits as we may award her from time to time. (Ms. Clark does not currently receive such car allowance or other perquisites, except as otherwise noted in this proxy statement). The agreement also requires the Company to maintain life insurance on Ms. Clark in the amount of $2 million, under which the Company is the beneficiary.

During fiscal 2006 and until January 5, 2007, Mr. Seay served as our Chief Workshop Bear. Mr. Seay's agreement has an initial term of three years from March 7, 2004 and renews from year-to-year thereafter. The agreement can be terminated by the Company prior to the end of the term upon Mr. Seay's death, upon 30 days' prior written notice for disability, for cause (as defined in the agreement), or without cause. Mr. Seay can terminate the agreement in the event the Company materially breached the agreement, provided the Company does not cure the breach after notice thereof. If the Company terminates Mr. Seay's employment without cause or Mr. Seay terminates his employment for good reason, we are obligated to continue his salary for a period of 12 months after termination, such payments to be reduced by any amounts received from a subsequent employer during such period. As compensation for his services as Chief Workshop Bear, Mr. Seay received an annual base salary of not less than $293,000, which rate would be reviewed for possible increase annually by our Compensation Committee and would be commensurate for similarly-situated executives with similarly-situated firms. If Mr. Seay's performance targets were achieved, his salary would be increased annually by no less than the average percentage increase given to all of our other executive employees during that fiscal year. If we exceeded certain performance objectives for any fiscal year, Mr. Seay would receive an annual bonus of not less than 35% of his annual base pay for such fiscal year.

Effective on January 5, 2007, in connection with Mr. Seay's appointment as President and Chief Operating Bear, we entered into a second amendment to Mr. Seay's employment agreement. The second amendment reflects the change in Mr. Seay's position to President and Chief Operating Bear, and specifies a base salary of not less than $370,000 annually, provided that the base salary will not be subject to decrease at any time during the employment period and will be subject to annual increases of not less than the average percentage increase given to all other executives if Mr. Seay's performance targets are achieved. In addition, Mr. Seay will be entitled to an annual bonus of not less than 50% of his base salary for any fiscal year if we meet certain financial targets. The remaining terms of Mr. Seay's agreement were not affected by the second amendment.

Ms. Klocke's agreement has an initial term of three years from March 7, 2004 and renews from year-to-year thereafter. The agreement may be terminated by the Company prior to the end of the term upon death, disability, for cause (as defined in the agreement) or without cause. Ms. Klocke may terminate the agreement in the event the Company materially breaches the agreement or the Company relocates Ms. Klocke to a location more than 100 miles from St. Louis and fails to cure such breach after notice thereof. If we terminate Ms. Klocke's employment without cause or if Ms. Klocke terminates her employment for good reason (as defined in the agreement), we are obligated to continue her base salary for a period of 12 months after her termination, such payments to be reduced by any amounts received from a subsequent employer during such period. As compensation for her services, Ms. Klocke will receive an annual base salary at a rate not less than $190,000 which rate will be reviewed annually and be commensurate with similarly-situated executives in similarly-situated firms. If Ms. Klocke's performance targets are achieved, her salary must be increased annually by no less than the average percentage increase given to all of our other executive employees during that fiscal year. If the Company exceeds certain performance objectives determined annually by our Board of Directors, Ms. Klocke will receive an annual bonus of not less than 35% of her annual base salary, payable in either cash, stock, stock options or a combination thereof.

Ms. Kroll's agreement has a term of one year from September 10, 2001 and renews from year-to-year thereafter. The agreement may be terminated by the Company prior to the end of the term upon death, disability, for cause (as defined in the agreement) or without cause. Ms. Kroll may terminate the agreement in the event the Company materially breaches the agreement and fails to cure such breach within 30 days after notice thereof. If we terminate Ms. Kroll's employment without cause or if Ms. Kroll terminates her employment for good reason (as defined in the agreement), we are obligated to continue her base salary for a period of 12 months after her termination, such payments to be reduced by any amounts received from a subsequent employer during such period. As compensation for her services, Ms. Kroll will receive an annual base salary at a rate not less than $185,000, which rate will be reviewed annually by the Compensation Committee and will be commensurate with similarly-situated executives with firms similarly-situated to us. If Ms. Kroll meets her performance targets, Ms. Kroll's salary must be increased annually by no less than the average percentage increase given to all other executive employees for such fiscal year. If the Company exceeds certain performance objectives determined annually by our Board of Directors, Ms. Kroll will receive an annual bonus of not less than 35% of her annual salary, payable in cash, stock, stock options or a combination thereof. Under the agreement, we also paid Ms. Kroll a $10,000 signing bonus.

The employment agreements for Ms. Clark, Mr. Seay, Ms. Klocke and Ms. Kroll provide that:

- for the term of the agreement and for three years thereafter (except for Ms. Clark's agreement, which prohibits such conduct for two years after the term of the agreement), the employee may not become employed by or interested directly or indirectly in or associated with our competitors who are located within the United States or within any country where we have established a retail presence; and
- in the event of the employee's termination due to death, disability, or our breach as provided in the agreement, the executive or his or her beneficiaries or estate, will still be entitled to a bonus for such year prorated based on the number of full weeks the employee was employed during the year.

As noted above, the Company had an employment agreement with Mr. Bundonis during the time he served as the Company's Chief Workshop Bear. Under the terms of his agreement, Mr. Bundonis received an annual base salary of $225,000 and was entitled to an annual bonus of no less than 35% of his base salary payable in either cash, stock, stock options or a combination thereof if the Company exceeded certain performance objectives determined by our Board of Directors. Also under the terms, the Company could terminate the Employment Agreement at any time. In connection with his change in role on March 20, 2008 from Chief Workshop Bear to Managing Director, Stores-Central Region, the Company terminated its executive employment agreement with Mr. Bundonis.

Severance Agreement

Barry Erdos served as the Company's President and Chief Operating Officer Bear during fiscal 2006 and until January 5, 2007. On January 5, 2007, Mr. Erdos resigned as President and Chief Operating Officer Bear. In connection with Mr. Erdos' departure, we entered into a separation agreement and general release with Mr. Erdos, effective January 5, 2007. Under the separation agreement, we were obligated to pay Mr. Erdos his base salary for a period of 12 months following his separation date, such payments to be reduced by any amounts received from a subsequent employer during such period. Mr. Erdos was also eligible to participate in our group health plans for a period of 12 months following the separation date to the extent permitted by such plans. The separation agreement contained an affirmation by Mr. Erdos that he will honor the confidentiality, non-compete and return of our property obligations contained in his employment agreement. In accordance with the terms of the separation agreement, Mr. Erdos released the Company, and the Company released Mr. Erdos, generally from all claims and liability other than those rights which are related to Mr. Erdos's stock ownership. The separation agreement also required Mr. Erdos to resign from our Board of Directors.

PROPOSAL II. RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

KPMG LLP served as the Company's independent registered public accounting firm for the year ended December 29, 2007. The Audit Committee of the Board of Directors has appointed KPMG LLP to act in that capacity for fiscal 2008, which ends on January 3, 2009. A representative of KPMG LLP is expected to be present at the annual meeting with the opportunity to make a statement if he or she desires to do so and to be available to respond to appropriate questions from stockholders.

Although the Company is not required to submit this appointment to a vote of the stockholders, the Audit Committee of the Board of Directors continues to believe it appropriate as a matter of policy to request that the stockholders ratify the appointment of KPMG LLP as principal independent registered public accounting firm. If the stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for stockholder rejection and consider whether to retain KPMG LLP or appoint another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING JANUARY 3, 2009.

Principal Accountant Fees

The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for the fiscal years ended December 29, 2007 and December 30, 2006, as well as fees billed for other services rendered by KPMG LLP during those periods:

	Fiscal 2007	Fiscal 2006
Audit Fees[1]	$797,000	$625,000
Audit-Related Fees[2]	0	218,047
Tax Fees	0	0
All Other Fees	0	0
Total Fees	$797,000	$843,047

(1) Audit fees are fees paid for professional services rendered for the audit of the Company's annual consolidated financial statements, reviews of the Company's interim consolidated financial statements and statutory audit requirements at certain non-U.S. locations.

(2) In fiscal 2006, audit-related fees consisted of fees paid for professional services rendered to perform due diligence procedures in fulfillment of the United Kingdom statutory reporting obligations.

Policy Regarding Pre-Approval of Services Provided by the Independent Registered Public Accounting Firm

The Audit Committee Charter requires the Audit Committee's pre-approval of all audit and permitted non-audit services, to be performed for the Company by the independent registered public accounting firm. In determining whether proposed services are permissible, the Audit Committee considers whether the provision of such services is compatible with maintaining auditor independence. As part of its consideration of proposed services, the Audit Committee may consult with management as part of the decision making process, but may not delegate this authority to management. Pursuant to a delegation of authority from the Audit Committee, the Chair of the Audit Committee may pre-approve such audit or permitted non-audit services. If the Chair approves any such services, any such approvals are presented to the full Audit Committee at the next scheduled Audit Committee meeting. All of the services performed by KPMG LLP during the 2007 fiscal year were pre-approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

The primary function of the Audit Committee is to assist the Board of Directors in its oversight of the Company's financial reporting processes. Management is responsible for the Company's financial statements and overall reporting process, including the system of internal controls. The independent auditors are responsible for conducting annual audits and quarterly reviews of the Company's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles.

The Audit Committee submits the following report pursuant to the SEC rules:

- The Audit Committee has reviewed and discussed with management and with KPMG LLP, the Company's independent registered public accounting firm, the audited and consolidated financial statements of the Company for the year ended December 29, 2007 (the "2007 Financial Statements").
- KPMG LLP has advised the management of the Company and the Audit Committee that it has discussed with them all the matters required to be discussed by Statement on Auditing Standards No. 61, as modified, which include among other items, matters related to the conduct of the audit of the 2007 Financial Statements.
- The Audit Committee has received from KPMG LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (which relates to the auditor's independence from the Company and its related entities) and has discussed KPMG LLP's independence with them.
- Based upon the aforementioned review, discussions and representations of KPMG LLP, and the unqualified audit opinion presented by KPMG LLP on the 2007 Financial Statements, the Audit Committee recommended to the Board of Directors that the 2007 Financial Statements be included in the Company's Annual Report on Form 10-K, for the 2007 fiscal year, and that KPMG LLP be selected as the independent registered public accounting firm for the Company for fiscal 2008.

Submitted by the Audit Committee of the Board of Directors:

Louis Mucci, Chairman
Mary Lou Fiala
William Reisler
Joan Ryan

STOCKHOLDER COMMUNICATIONS WITH THE BOARD

Our Board of Directors has adopted a policy to provide a process for holders of our securities to send written communications to our Board. Any stockholder wishing to send communications to our Board should send the written communication and the following information to our Corporate Secretary, Build-A-Bear Workshop, Inc., 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114:

- stockholder's name, number and type of securities owned, length of period held, and proof of ownership;
- name, age, business and residential address of stockholder; and
- any individual Director or committee to which the stockholder would like to have the written statement and other information sent.

The Corporate Secretary, or her designee, will collect and organize all of such stockholder communications as she deems appropriate and, at least once each year, forward these materials to the Chairman of the Board, any Committee Chair or individual Director. The Corporate Secretary may refuse to forward material which she determines in good faith to be scandalous, threatening or otherwise inappropriate for delivery. The Corporate Secretary will also maintain copies of such materials.

SELECTION OF NOMINEES FOR THE BOARD OF DIRECTORS

The Governance Committee is responsible for identifying and recommending to the Board candidates to serve as members of the Board. The Governance Committee has not adopted specific, minimum qualifications that nominees must meet in order for the Governance Committee to recommend them to the Board, but rather each nominee is individually evaluated based on his or her individual merits, taking into account our needs and the composition of the Board. The Governance Committee will consider candidates submitted by a variety of sources including, without limitation, incumbent directors, stockholders, our management and third party search firms. Members of the Governance Committee discuss and evaluate each potential candidate's educational background, employment history, outside commitments and other relevant factors in detail, and suggest individuals qualified to serve on the Board to explore in more depth. Once a candidate is identified whom the Governance Committee wants to seriously consider and move toward nomination, the Chairman of the Governance Committee, or his or her designee, meets with that nominee to evaluate his or her potential interest in serving on the Board and sets up interviews with the full Governance Committee. Periodically, the Company has engaged external recruiting firms, including Herbert Mines & Associates, to assist the Company in identifying and evaluating qualified Board candidates.

Any stockholder or interested party wishing to submit a candidate for consideration should send the following information to the Corporate Secretary, Build-A-Bear Workshop, Inc., 1954 Innerbelt Business Center Drive, St. Louis, Missouri 63114:

- stockholder's name, number of shares owned, length of period held, and proof of ownership;
- name, age and address of candidate;
- a detailed resume describing, among other things, the candidate's educational background, occupation, employment history, and material outside commitments (for example, memberships on other boards and committees, charitable foundations and the like);
- a supporting statement which describes the candidate's reasons for seeking election to the Board and documents his or her ability to serve on the Board;
- any information relating to the candidate that is required to be disclosed in the solicitation of proxies for election of Directors;
- a description of any arrangements or understandings between the stockholder and the candidate;
- any other information that would be useful to the Committee in considering the candidate; and
- a signed statement from the candidate, confirming his or her willingness to serve on the Board.

The Corporate Secretary will promptly forward such materials to the Governance Committee Chair and the Chairman of the Board. The Corporate Secretary will also maintain copies of such materials for future reference by the Governance Committee when filling Board positions. The same criteria applies with respect to the Governance Committee's evaluation of all candidates for membership to the Board. However, separate procedures will apply, as provided in the bylaws, if a stockholder wishes to submit at an annual meeting a director candidate who is not approved by the Governance Committee or the full Board.

STOCKHOLDER PROPOSALS

Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as Directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not more than 120 days or less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders or between January 8, 2009 and February 7, 2009, in the case of the 2009 annual meeting. However, in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder, in order to be timely, must be received no later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder proposals intended to be presented at the 2009 annual meeting must be received by the Company at its principal executive office no later than December 5, 2008 in order to be eligible for inclusion in the Company's proxy statement and proxy relating to that meeting. Upon receipt of any proposal, the Company will determine whether to include such proposal in accordance with regulations governing the solicitation of proxies.

OTHER MATTERS

Management does not intend to bring before the meeting any matters other than those specifically described above and knows of no matters other than the foregoing to come before the meeting. If any other matters or motions properly come before the meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the recommendation of management on such matters or motions, including any matters dealing with the conduct of the meeting.

By Order of the Board of Directors

Tina L. Klocke

Tina Klocke
Chief Financial Bear, Treasurer and Secretary

APRIL 8, 2008

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APPENDIX A

Directions to the Saint Louis Science Center
5050 Oakland Avenue
St. Louis, Missouri 63110
www.slsc.org

Directions

The Science Center main entrance is at 5050 Oakland Avenue, a half block west of Kingshighway. It is accessible via highway and public transportation.

By Car

From Downtown St. Louis or Illinois:

Take I-64 west to the Kingshighway South exit. Turn right on Oakland Avenue and the Science Center will be on the left.

From I-44:

Take I-44 either east or west and exit at Hampton Avenue. Go north until you reach Oakland Avenue and turn right.

From Lambert Intl. Airport:

Take I-70 east to exit 238B to merge onto I-170 south. Take exit 1A to merge onto I-64 east towards St. Louis. Take exit 36A Kingshighway Blvd. Turn right at Oakland Avenue.

From West County Locations North of I-64:

Take an east-west route east toward St. Louis (Page, Olive, or Ladue) to merge onto I-170 south. Take exit 1A to merge onto I-64 east towards St. Louis. Take exit 36A Kingshighway Blvd. Turn right at Oakland Avenue.

Parking

Parking is available on the main lot located at 5050 Oakland Avenue.

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SHAREHOLDER INFORMATION

Build-A-Bear Workshop® World Bearquarters
1954 Innerbelt Business Center Drive
St. Louis, Mo. 63114-5760
888.560.2327
314.423.8000
Fax: 314.423.8188
Web: www.buildabear.com

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard 27th Floor
Jersey City, NJ 07310-1900
888.667.7679
www.bnymellon.com/shareowner/isd

Auditors
KPMG LLP
St. Louis, Mo.

Counsel
Bryan Cave LLP
St. Louis, Mo.

Form 10-K
The Build-A-Bear Workshop Form 10-K may be requested by a letter to the Investor Relations department at the World Bearquarters, by a phone call to the Investor Relations department at 314.423.8000 x5353 or by an e-mail to invest@buildabear.com.

Comprehensive financial information for Build-A-Bear Workshop is also available at the company's investor relations Web site: http://ir.buildabear.com.

Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m. St. Louis time (CDT) on Thursday, May 8, 2008, at the Saint Louis Science Center, May Hall, 5050 Oakland Avenue, St. Louis, Missouri 63110. A formal notice of the meeting and a proxy statement will be sent to each shareholder.

BBW LISTED NYSE

Build-A-Bear Workshop common stock is traded on the New York Stock Exchange. Our symbol is BBW.

As of March 28, 2008, there were approximately 12,000 shareholders. That number is based on the actual number of holders of record and an estimated number of beneficial holders of the company's common stock.

Certifications
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification, as required by the New York Stock Exchange.

FSC Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-1613
© 1996 Forest Stewardship Council


BUILD-A-BEAR WORKSHOP.
WHERE BEST FRIENDS ARE MADE®
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, MO 63114
www.buildabear.com
buildabearville.com™
END